  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 1996

                                                REGISTRATION NO. 333-05135
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                         BUCKEYE CELLULOSE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                  62-1518973                    2611
     (STATE OR OTHER           (I.R.S. EMPLOYER           (PRIMARY STANDARD
     JURISDICTION OF          IDENTIFICATION NO.)            INDUSTRIAL
    INCORPORATION OR                                     CLASSIFICATION CODE
      ORGANIZATION)                                            NUMBER)
                              1001 TILLMAN STREET
                           MEMPHIS, TENNESSEE 38108
                            TELEPHONE: 901-320-8100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               DAVID B. FERRARO
                              1001 TILLMAN STREET
                           MEMPHIS, TENNESSEE 38108
                            TELEPHONE: 901-320-8100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
        WILLIAM S. KIRSCH, P.C.                GEORGE W. BILICIC, JR.
           ALAN G. BERKSHIRE                   CRAVATH, SWAINE & MOORE
           KIRKLAND & ELLIS                        WORLDWIDE PLAZA
        200 EAST RANDOLPH DRIVE                   825 EIGHTH AVENUE
        CHICAGO, ILLINOIS 60601               NEW YORK, NEW YORK 10019

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                                                       PROPOSED
                                            PROPOSED   MAXIMUM
                                  AMOUNT    MAXIMUM   AGGREGATE    AMOUNT OF
   TITLE OF EACH CLASS OF         TO BE     OFFERING   OFFERING   REGISTRATION
 SECURITIES TO BE REGISTERED    REGISTERED   PRICE*     PRICE*        FEE
- ------------------------------------------------------------------------------
  % Senior Subordinated Notes
 due 2008                      $100,000,000   100%   $100,000,000   $34,483
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

   *Estimated solely for purposes of computing the amount of the registration fee.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                               JUNE 11, 1996

PROSPECTUS

                                                                            LOGO
$100,000,000

BUCKEYE CELLULOSE CORPORATION

  % SENIOR SUBORDINATED NOTES DUE 2008

The   % Senior Subordinated Notes due 2008 (the "Notes") of Buckeye Cellulose
Corporation (the "Company") are being offered (the "Offering") by the Company. The Notes will mature on September 15, 2008. Interest on the Notes will be payable semiannually on March 15 and September 15 of each year, beginning on September 15, 1996. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after September 15, 2001 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of Notes--Optional Redemption." Upon a Change of Control (as defined), holders of the Notes may require the Company to purchase all or a portion of the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Notes--Repurchase at the Option of Holders Upon a Change of Control."

Concurrent with this Offering, the Selling Stockholder (as defined) is offering 2,845,157 shares of Common Stock of the Company, par value $.01 per share (the "Common Stock") to the public. This Offering is contingent upon the consummation of such equity offering, the Company Stock Repurchase (as defined) and the Individuals' Stock Purchase (as defined). See "The Company Stock Repurchase and Related Transactions."

The Notes will be unsecured senior subordinated obligations of the Company. The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined), including indebtedness under the Bank Credit Facility (as defined) and the Existing Senior Notes (as defined), pari passu with the Existing Senior Subordinated Notes (as defined) and with any future senior subordinated indebtedness and senior to any future junior subordinated indebtedness of the Company. On a pro forma combined basis, after giving effect to the Offering, the Company Stock Repurchase and the 1996 Acquisitions (as defined), Senior Indebtedness at March 31, 1996 would have been $102.4 million and senior subordinated indebtedness would have been $249.5 million. The Notes will be structurally subordinated to the indebtedness and other liabilities of the Company's subsidiaries. On a pro forma combined basis, the total Indebtedness (as defined) of the Company's subsidiaries was $95.5 million at March 31, 1996.

The Notes will be represented by a Global Security registered in the name of the nominee of The Depository Trust Company, which will act as the depository (the "Depositary"). Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes--Book Entry System."

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                            PRICE TO  UNDERWRITING PROCEEDS TO
                                            PUBLIC(1) DISCOUNT     COMPANY(1)(2)
Per Note...................................      %         %            %
Total...................................... $         $            $
- --------------------------------------------------------------------------------

(1)Plus accrued interest, if any, from            , 1996 to the date of
delivery.

(2)Before deducting expenses payable by the Company estimated to be $1,000,000.

The Notes are offered subject to receipt and acceptance by the Underwriters (as defined), to prior sales and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the
facilities of The Depository Trust Company, on or about            , 1996.

SALOMON BROTHERS INC                                         MERRILL LYNCH & CO.

The date of this Prospectus is            , 1996.

        END-USE APPLICATIONS OF BUCKEYE CELLULOSE CORPORATION PRODUCTS




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. The Company reports on a June 30 fiscal year. Unless otherwise indicated, (i) all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised in connection with the Equity Offering (as defined), (ii) all information in this Prospectus has been adjusted to give effect to the recapitalization and stock split of the Common Stock (as defined) effected in connection with the initial public offering of the Common Stock in November 1995, (iii) all references in this Prospectus to the "Company" or "Buckeye" refer to Buckeye Cellulose Corporation, its direct and indirect subsidiaries and the Predecessor (as defined) and (iv) all references in this Prospectus to the "Offering" shall refer to the offering hereby of $100,000,000 principal amount of % Senior Subordinated Notes due 2008 of the Company.

                                  THE COMPANY

  The Company is a leading manufacturer and worldwide marketer of high-quality, value-added specialty cellulose pulps. The Company focuses on a wide array of technically demanding niche markets in which its proprietary products and commitment to customer technical service give it a competitive advantage. Buckeye is the world's only manufacturer of both wood-based and cotton linter-based specialty cellulose pulps and, as such, produces the broadest range of specialty pulps in the industry. The Company believes that it has a leading position in most of the high-end niche markets in which it competes. Buckeye's focus on niche specialty pulp markets has enabled it to maintain consistently strong operating margins, even during downturns in the commodity pulp markets.

  From fiscal 1994 to fiscal 1995, net sales increased 10% to $408.6 million, while operating income increased 42% to $79.2 million and net income increased 67% to $21.7 million. For the nine months ended March 31, 1996, net sales increased 12% to $338.8 million, while operating income increased 52% to $83.2 million and income before extraordinary loss increased 129% to $33.2 million over the comparable period of the prior year. In fiscal 1995, on a pro forma basis, the Company's operating income and net income were approximately $88.0 million and $32.9 million, respectively. For the nine months ended March 31, 1996, on a pro forma basis, operating income and income before extraordinary loss were approximately $86.3 million and $38.9 million, respectively.

  The cellulose pulp market generally can be divided into two categories: commodity pulps and specialty cellulose pulps. The Company participates exclusively in the estimated $7 billion annual specialty cellulose pulp market, which accounts for approximately 3% of the total cellulose pulp market. Specialty cellulose pulps are used to impart unique chemical or physical characteristics to a broad and diverse range of specialty end products. Specialty cellulose pulps generally command higher prices and tend to be less cyclical than commodity pulps. The more demanding performance requirements for specialty cellulose pulps limit customers' ability to substitute other products.

  The Company has manufactured specialty cellulose pulps for nearly 75 years. The Company's specialty pulps can be broadly grouped into three categories: chemical cellulose pulps, absorbent pulps and customized paper pulps. Chemical cellulose pulps (41% of fiscal 1995 sales) are used to impart purity, strength, transparency, and viscosity in the manufacture of diversified products such as food casings, rayon filament, photographic film, transparent tape, acetate plastics, and thickeners for food, cosmetics, and pharmaceuticals. Absorbent pulps (39% of fiscal 1995 sales) are used to increase absorbency and fluid transport in products such as disposable diapers, feminine hygiene products, and adult incontinence products. Customized paper pulps (20% of fiscal 1995 sales) are used to provide porosity, color permanence, and tear resistance in automotive air and oil filters, premium letterhead, currency paper, stock certificates, and personal stationery.

  The Company's commitment to research and development focuses on introducing new specialty cellulose pulps, improving the performance of its existing cellulose pulps, and creating new applications for its products.

Buckeye developed one of the earliest commercial processes to purify cotton linters for conversion into cellulose acetate for use in photographic film. Buckeye was also the first to develop a new application that enabled fluff pulp to be used as the absorbent core of disposable diapers. Today, the Company's research and development scientists are working on the next generation of specialty cellulose pulps for both new and current applications such as thin diapers, high-performance automotive filters and cellulose ethers.

  The Company manufactures approximately 600,000 metric tons of specialty pulp annually at its three plants in the United States and Germany. Since 1983, Buckeye has invested over $400.0 million in its two U.S. plants and believes that both are state-of-the-art manufacturing facilities. The Company's plant located near Perry, Florida (the "Foley Plant") has an annual capacity of over 450,000 metric tons. The Company's plant located in Memphis, Tennessee (the "Memphis Plant") has an annual capacity of approximately 100,000 metric tons. In addition, in May 1996 the Company acquired the specialty cellulose pulp business (the "Temming Business") of Peter Temming AG, a German company (the "Temming Acquisition"), which has an annual capacity of approximately 50,000 metric tons at its plant in Gluckstadt, Germany (the "Gluckstadt Plant").

  The Company's customer base is broadly diversified both geographically and by end-use markets. The Company's fiscal 1995 sales reflect this geographic diversity, with 30% of sales in the United States, 30% in Europe, 26% in Asia and 14% in other regions. Buckeye works closely with customers through all stages of product development and manufacture in order to tailor products to meet each customer's specific requirements. The Company's commitment to product quality, dedication to customer technical service, and responsiveness to changing customer needs have enabled the Company to develop and strengthen long-term alliances with its customers. Over 70% of fiscal 1995 sales were to firms who have been customers of Buckeye for over 30 years. The Procter & Gamble Company and its affiliates ("Procter & Gamble"), the world's largest diaper manufacturer, purchase virtually all of the Company's current annual production of absorbent pulps pursuant to a long-term, take-or-pay contract (the "Pulp Supply Agreement"). Procter & Gamble is the Company's largest customer, accounting for approximately 39% of the Company's fiscal 1995 net sales. The Company's other large customers include Akzo Nobel N.V. (rayon filament and cellulose ethers), A. Ahlstrom Corporation (automotive filter paper), Hercules Incorporated (cellulose ethers) and Eastman Chemical Company (cellulose acetate).

  The Company's strategy is to continue to strengthen its position as a leading worldwide supplier of specialty cellulose pulps. The Company believes it can continue to expand its market share, increase its profitability, and decrease its exposure to cyclical downturns by pursuing the following key strategic objectives: (i) focus on technically demanding niche markets; (ii) develop proprietary product innovations; (iii) strengthen long-term alliances with customers; and (iv) expand capacity internally and through acquisitions to support growing demand for its products.

  As part of its growth strategy, the Company recently completed the Temming Acquisition and has entered into a definitive stock purchase agreement, dated April 26, 1996 (the "Alpha Agreement"), to acquire Alpha Cellulose Holdings, Inc. (together with its wholly owned subsidiary, Alpha Cellulose Corporation, "Alpha"). Such acquisition is herein referred to as the "Alpha Acquisition."

  The Alpha Acquisition, if consummated, will increase the Company's annual capacity by approximately 50,000 metric tons, expand the Company's range of products in the customized paper pulp market and provide synergies in operating costs, product development and customer service. Subject to the satisfaction of certain conditions and the expiration or other termination of the applicable waiting period (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the consummation of the Alpha Acquisition is expected to occur in early fiscal 1997. The Alpha Agreement provides each of the parties thereto with an option to terminate the agreement if the closing of the Alpha Acquisition has not occurred on or before July 25, 1996. The Company is also considering other acquisition and joint venture opportunities to expand its production capacity, although it has not yet entered into any agreements to do so.

                                COMPANY HISTORY

  In March 1993, an investor group consisting of Madison Dearborn Capital Partners, L.P. (the "Selling Stockholder" or "MDCP") and members of the Company's current management organized the Company to acquire from the Cellulose & Specialties Division (the "C&S Division") of The Procter & Gamble Cellulose Company ("Procter & Gamble Cellulose"), a wholly owned subsidiary of Procter & Gamble, substantially all of the assets of the Memphis Plant, as well as certain other assets of the C&S Division, including the headquarters building, research and development laboratories, pilot plants and real property adjacent to the Memphis Plant. At the same time, MDCP and members of current management also organized Buckeye Florida Corporation to serve as the sole general partner of Buckeye Florida, Limited Partnership ("Buckeye Florida Partners"), which simultaneously acquired from Procter & Gamble Cellulose substantially all of the assets of the Foley Plant. Procter & Gamble Cellulose retained a 50% interest in this facility as the sole limited partner of Buckeye Florida Partners and granted Buckeye Florida Corporation an option to purchase all of Procter & Gamble Cellulose's limited partnership interest in Buckeye Florida Partners (the "P&G Call Option"). The business operations of Procter & Gamble Cellulose so acquired are hereinafter referred to collectively as the "Predecessor," and the acquisitions of such assets are hereinafter referred to collectively as the "P&G Acquisitions."

  In November 1995, the ownership of the Memphis Plant, the Foley Plant and related assets was combined into a single corporate ownership structure, Buckeye Florida Corporation became a wholly owned subsidiary of the Company, and the Company acquired Procter & Gamble Cellulose's remaining equity interest in Buckeye Florida Partners for approximately $62.1 million pursuant to the P&G Call Option. Concurrently, the Company and MDCP made an initial public offering of the Common Stock, and the Company refinanced substantially all of its outstanding indebtedness (including all indebtedness to Procter & Gamble Cellulose) through a public offering of $150.0 million aggregate principal amount of 8 1/2% Senior Subordinated Notes due 2005 (the "Existing Senior Subordinated Notes") and through the establishment of a new senior bank credit facility providing for aggregate lending commitments of up to $135.0 million (as amended, the "Bank Credit Facility"). The Company also completed an offer to repurchase, and a related amendment to the terms of, a majority of its outstanding 10 1/4% Senior Notes due 2001 (the "Existing Senior Notes" and, together with the Existing Senior Subordinated Notes, the "Existing Notes"). Such transactions are collectively referred to herein as the "1995 Business Combination Transactions."

           THE COMPANY STOCK REPURCHASE AND THE RELATED TRANSACTIONS

  In early 1996, the Company's management and MDCP began discussions regarding the possible disposition by MDCP of its remaining equity ownership interest in the Company. On June 3, 1996, BKI Investment Corp., a newly formed, wholly owned subsidiary of the Company ("BKI Investment"), agreed to purchase 2,259,887 shares of Common Stock from MDCP for $22.125 per share (the "Company Stock Repurchase"), subject, among other things, to the approval by each of the Company's and BKI Investment's board of directors, the completion on or before August 15, 1996 of the Company Stock Repurchase and related transactions, and the availability to the Company of debt financing in an amount sufficient to consummate the Company Stock Repurchase, on terms satisfactory to the Company, which debt financing is currently anticipated to be provided by this Offering. The aggregate amount of the purchase price to be paid in the Company Stock Repurchase is approximately equal to the maximum amount currently permitted to be used for stock repurchases under the terms of the Existing Notes Indentures (as defined). Additionally, on June 3, 1996, MDCP agreed to sell, and certain individuals employed by the Company and their related trusts agreed to purchase in an exempt transaction under the Securities Act of 1933, as amended (the "Securities Act"), an aggregate of 1,385,269 shares of Common Stock for $22.125 per share (the "Individuals' Stock Purchase") concurrently with the Company Stock Repurchase. The purchase price for the Company Stock Repurchase and the Individuals' Stock Purchase reflects the prevailing market price when the parties decided to pursue definitive agreements and seek board approval. On June 3, 1996, the board of directors of each of the Company and BKI Investment approved the Company Stock Repurchase.

  Each of the Company Stock Repurchase, the Individuals' Stock Purchase and the public offering by MDCP of 2,845,157 shares of Common Stock, on terms satisfactory to MDCP (the "Equity Offering" and, together with the Company Stock Repurchase and the Individuals' Stock Purchase, the "Stock Transactions"), is subject, among other things, to the concurrent completion on or before August 15, 1996 of each of the other Stock Transactions and the availability to the Company of debt financing in an amount sufficient to consummate the Company Stock Repurchase, which debt financing is currently anticipated to be provided by this Offering. This Offering is subject to the concurrent completion of the Stock Transactions. This Offering and the Equity Offering are referred to herein collectively as the "Offerings." Upon completion of the Stock Transactions, the Company will have 19,147,336 shares of Common Stock outstanding, and MDCP's equity ownership interest in the Company will be reduced to less than 5% of the outstanding Common Stock.

                                 THE OFFERINGS

Securities Offered..........  $100.0 million aggregate principal amount of    %
                              Senior Subordinated Notes due 2008.

Maturity Date...............  September 15, 2008.

Interest Payment Dates......
                              March 15 and September 15 of each year,
                              commencing September 15, 1996.

Optional Redemption.........  On or after September 15, 2001, the Notes will be redeemable, at the Company's option, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the redemption date. See "Description of the Notes--Optional Redemption."

Optional Redemption in
 Event of One or More
 Public Equity Offerings....  At any time on or prior to September 15, 1999, the Company, at its option, may redeem up to
                              $30.0 million aggregate principal amount of the Notes from the net proceeds of one or more Public
                              Equity Offerings, at a redemption price of   % of
                              the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date; provided that after giving effect to any such redemption, at least $70.0 million in aggregate principal amount of the Notes remains outstanding. See "Description of the Notes--Optional Redemption."

Sinking Fund................  None.

Change in Control...........  Upon a Change in Control, each holder of Notes will have the right to require the Company to repurchase, in whole or in part, such holder's Notes at a cash purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the repurchase date. See "Description of the Notes-- Certain Covenants--Purchase of Notes Upon a Change in Control."

Ranking.....................  The Notes will be unsecured senior subordinated indebtedness of the Company and will be
                              subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including indebtedness under the Bank Credit Facility and the Existing Senior Notes, and will rank pari passu in right of payment with the Existing Senior Subordinated Notes and all other future senior subordinated indebtedness of the Company. The Notes will also be effectively subordinated to all indebtedness of the Company's subsidiaries, including guarantees by the Company's subsidiaries of the Company's obligations under the Bank Credit Facility. As of March 31, 1996, on a pro forma basis after giving effect to the Offering, the Company Stock Repurchase, the Temming Acquisition and the Alpha Acquisition (such acquisitions being collectively referred to as the "1996 Acquisitions"), there would have been outstanding approximately $102.4 million of Senior Indebtedness of the Company (which would have been guaranteed by domestic subsidiaries of the Company, which guarantees would effectively rank senior to the Notes) and $249.5 million of senior subordinated indebtedness of the Company consisting of the Notes and the Existing Senior Subordinated Notes. See "Description of the Notes--Ranking."

Certain Covenants...........  The indenture relating to the Notes (the
                              "Indenture") will contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on liens; (v) limitation on sale of assets; (vi) limitation on senior subordinated indebtedness; (vii) limitation on issuance of guarantees of subordinated and pari passu indebtedness; (viii) restriction on transfer of assets; (ix) limitation on subsidiary capital stock; (x) limitation on dividends and other payment restrictions affecting subsidiaries; (xi) limitation on unrestricted subsidiaries; (xii) provision of financial statements; and (xiii) restrictions on consolidations, mergers and sales of assets. See "Description of the Notes--Certain Covenants."

Use of Proceeds.............  A portion of the net proceeds from the Offering will be contributed by the Company to BKI
                              Investment, its wholly owned subsidiary, which will use such contributions to consummate the Company Stock Repurchase. The remaining net proceeds will be used by the Company to finance a substantial portion of the Alpha Acquisition or, pending completion of the Alpha Acquisition, to reduce outstanding borrowings under the Bank Credit Facility. See "Use of Proceeds."

Absence of a Public Market..  There is currently no public market for the
                              Notes. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering, although they are not obligated to do so and may discontinue any market-making activities with respect to the Notes at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Equity Offering.............  Concurrently with this Offering, the Selling
                              Stockholder is offering 2,845,157 shares of Common Stock to the public by means of a separate prospectus. This Offering is contingent upon the consummation of the Equity Offering and the other Stock Transactions. The Equity Offering is contingent on the consummation of the other Stock Transactions and upon the availability of debt financing in an amount sufficient to consummate the Company Stock Repurchase, which debt financing is anticipated to be provided by this Offering.

                                  RISK FACTORS

  Prospective purchasers of the Notes offered hereby should consider the factors set forth in "Risk Factors," as well as the other information set forth in this Prospectus, before making an investment in the Notes.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  The following table sets forth summary financial data with respect to (a) the Predecessor for the fiscal years ended June 30, 1991 and 1992 and for the period July 1, 1992 through March 15, 1993 and (b) the Company for the period March 16, 1993 through June 30, 1993, for the fiscal years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1995 and 1996. The summary financial data for the fiscal years ended June 30, 1991 and 1992 are derived from the unaudited Combined Statement of Net Assets and Combined Statement of Operating Income of the Predecessor. The summary financial data of the Predecessor for the period July 1, 1992 through March 15, 1993 are derived from the unaudited Combined Statement of Net Assets and the audited Combined Statement of Operating Income of the Predecessor appearing elsewhere in this Prospectus. The summary financial data for the period March 16, 1993 through June 30, 1993 and for the fiscal years ended June 30, 1994 and 1995 (except pro forma amounts) are derived from the audited financial statements of the Company appearing elsewhere in this Prospectus. The summary financial data for the nine months ended March 31, 1995 and 1996 are derived from the unaudited financial statements of the Company appearing elsewhere in this Prospectus. In the opinion of management such nine month data include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information included therein. The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of the results for the entire fiscal year or any other interim period. The data set forth in the following table should be read in conjunction with the Combined Statement of Operating Income of the Predecessor and notes thereto, and the combined consolidated financial statements of the Company and notes thereto, appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 PREDECESSOR (A)                           COMPANY (B)
                          ----------------------------- -----------------------------------------------------
                                               JULY 1,  MARCH 16,
                                                1992      1993                            NINE MONTHS ENDED
                          YEAR ENDED JUNE 30,  THROUGH   THROUGH   YEAR ENDED JUNE 30,        MARCH 31,
                          ------------------- MARCH 15, JUNE 30,   --------------------  --------------------
                            1991      1992      1993      1993       1994       1995       1995       1996
                          --------- --------- --------- ---------  --------  ----------  --------  ----------
STATEMENT OF INCOME
 DATA:
Net sales...............  $ 390,690 $ 357,493 $233,460  $113,074   $371,526  $  408,587  $301,318  $  338,825
Cost of goods sold (a)..    300,331   293,344  189,808    86,047    291,833     305,150   230,247     237,149
                          --------- --------- --------  --------   --------  ----------  --------  ----------
Gross margin............     90,359    64,149   43,652    27,027     79,693     103,437    71,071     101,676
Selling, research and
 administrative
 expenses:
 Company................        --        --       --      5,996     24,004      24,265    16,446      18,497
 C&S Division
  allocations (a).......     25,034    21,357   17,522       --         --          --        --          --
 Procter & Gamble
  corporate
  allocations (a).......      1,614     6,096    4,764       --         --          --        --          --
                          --------- --------- --------  --------   --------  ----------  --------  ----------
Operating income........     63,711    36,696   21,366    21,031     55,689      79,172    54,625      83,179
Net interest and
 amortization of debt
 costs (c)..............        --        --       --    (10,209)   (26,545)    (21,152)  (16,510)    (12,784)
Other expense...........        --        --       --       (184)      (632)       (615)     (462)       (372)
Minority interest (d)...        --        --       --     (3,083)    (8,291)    (23,223)  (14,881)    (16,628)
Secondary offering
 costs..................        --        --       --        --         --          --        --       (1,335)
                          --------- --------- --------  --------   --------  ----------  --------  ----------
Income before income
 taxes and extraordinary
 item...................     63,711    36,696   21,366     7,555     20,221      34,182    22,772      52,060
Income taxes (e)........        --        --       --      2,851      7,253      12,470     8,308      18,908
                          --------- --------- --------  --------   --------  ----------  --------  ----------
Income before
 extraordinary loss.....     63,711    36,696   21,366     4,704     12,968      21,712    14,464      33,152
Extraordinary loss, net
 of tax benefit.........        --        --       --        --         --          --        --        3,949
                          --------- --------- --------  --------   --------  ----------  --------  ----------
Net income..............  $  63,711 $  36,696 $ 21,366  $  4,704   $ 12,968  $   21,712  $ 14,464  $   29,203
                          ========= ========= ========  ========   ========  ==========  ========  ==========
Income per share before
 extraordinary loss (f).                                                                           $     1.58
Extraordinary loss, net
 of tax benefit (g).....                                                                                 (.19)
                                                                                                   ----------
Net income per share
 (f)....................                                                                           $     1.39
                                                                                                   ==========
Weighted average shares
 outstanding............                                                                           21,014,032
PRO FORMA DATA (H):
Income before
 extraordinary loss.....                                                     $   32,856            $   38,939
Income per share before
 extraordinary loss.....                                                           1.72                  2.03
Weighted average shares
 outstanding............                                                     19,147,336            19,147,336
Ratio of EBITDA to cash
 interest expense (i)...                                                           3.44x                 4.62x
Ratio of total debt to
 EBITDA (j).............                                                           2.80x                  N/A
EBITDA (k)..............                                                     $  118,745            $  109,340
OTHER DATA:
Depreciation and
 amortization...........  $  24,993 $  25,795 $ 19,262  $  7,436   $ 27,415  $   26,080  $ 19,566  $   19,117
Capital expenditures....     45,960    29,832   17,761     4,898     15,725      24,922    20,713      22,334
EBITDA (k)..............     88,704    62,491   40,628    28,185     81,879     104,088    73,313     102,073
Shipments (thousand
 metric tons)...........        493       515      342       161        565         555       423         383

                                                   (continued on following page)

                                                                MARCH 31, 1996
                                                              ------------------
                                                                          PRO
                                                               ACTUAL  FORMA (H)
                                                              -------- ---------
BALANCE SHEET DATA:
Working capital.............................................. $101,027 $132,622
Total assets.................................................  408,365  522,619
Long-term debt less current portion..........................  197,364  351,848
Equity.......................................................  127,608   76,928

- --------
(a) The Predecessor was historically operated as two of the four pulp mills that comprised the C&S Division of Procter & Gamble. The Predecessor was allocated certain expenses for services provided by the C&S Division and Procter & Gamble, including sales services, product supply services, general management services, information system services, research services, treasury services, financial audit and reporting services, tax administration services and employee benefits and insurance administration services. Costs and expenses of the C&S Division were allocated using formulas, primarily based on estimates of efforts expended and sales. Procter & Gamble corporate expenses were allocated primarily based on sales.
(b) On March 16, 1993, the Company acquired from Procter & Gamble Cellulose the assets of the Predecessor.
(c) The debt obligations of Procter & Gamble were not specifically identifiable with individual operating units; accordingly, interest charges are not reflected in the financial data of the Predecessor.
(d) The minority interest represents Procter & Gamble Cellulose's 50% limited partnership interest in Buckeye Florida Partners, which ceased on November 28, 1995.
(e) The Predecessor's results of operations were historically included in the consolidated income tax returns of Procter & Gamble. Procter & Gamble had no tax sharing agreement for allocating income taxes to operating units. Accordingly, income tax expense or benefit is not reflected in the financial data of the Predecessor.
(f) Historical net income per share has not been presented as it is not considered relevant for periods prior to June 30, 1995, due to the P&G Acqusitions and the 1995 Business Combination Transactions.
(g) An extraordinary loss of $3,949, net of tax benefit, was recognized on the early retirement of a majority of the Existing Senior Notes in the second and third quarters of fiscal 1996.
(h) See "Unaudited Pro Forma Consolidated Financial Data."
(i) Cash interest expense is defined as total interest expense less non-cash items, including amortization of debt discount and deferred financing costs.
(j) Ratio of total debt to EBITDA is based on estimated indebtedness assuming consummation of the Company Stock Repurchase and related transactions and the 1996 Acquisitions on June 30, 1995.
(k) EBITDA represents earnings before secondary offering costs, interest, taxes, minority interest, extraordinary loss, depreciation, depletion, amortization and other non-cash charges and is intended to facilitate a more complete analysis of the Company's ability to meet its debt service requirements. This data should not be considered in isolation and is not intended to be a substitute for income statement data as a measure of the Company's profitability.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors in the Notes offered hereby should carefully consider the following risk factors before making an investment in the Notes.

INDUSTRY CYCLICALITY

  The markets for cellulose pulps are cyclical, being characterized by periods of supply imbalance and sensitivity to changes in industry capacity. The general economic conditions of global markets are the primary determinants of the demand for cellulose pulp, as consumption correlates with economic activity. The factors affecting such conditions are beyond the Company's control. The production of cellulose pulp is a capital-intensive process with relatively long lead times to bring new capacity to the market and significant exit costs associated with capacity reductions. Prices of cellulose pulps can fluctuate significantly when supply and demand become imbalanced. The Company's financial performance is influenced by these pricing fluctuations and the cyclicality of the cellulose pulp market. There can be no assurance that current price levels will be maintained, that any additional price increases will be achieved or that the industry will not add new capacity. Prices for the Company's products may fluctuate substantially in the future. Any downturn in such prices could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON SIGNIFICANT CUSTOMER

  Virtually all of the Company's absorbent pulp sales (approximately 39% of fiscal 1995 net sales) are made to Procter & Gamble pursuant to the Pulp Supply Agreement between the Company and Procter & Gamble. The Pulp Supply Agreement provides that Procter & Gamble will purchase, under a take-or-pay arrangement, a specified tonnage (currently virtually all of the Company's output) of absorbent pulp annually at a formula price through calendar year 1998, at the higher of the formula price or market price in 1999 and 2000, and at market price in 2001 and 2002. During fiscal 1994, the formula price paid for absorbent pulp pursuant to the Pulp Supply Agreement was significantly in excess of the market prices for absorbent pulp, while in fiscal 1995 the price paid was slightly in excess of market price. As a result of such formula pricing, the Company will be partially protected in periods of lower market prices; however, it may not realize all of the benefits of increasing market prices. Currently, the formula price paid by Procter & Gamble pursuant to the Pulp Supply Agreement exceeds the market price for absorbent pulp. In the event that Procter & Gamble fails to perform under the Pulp Supply Agreement for any reason or fails to renew it upon terms favorable to the Company, the Company's business, results of operations and financial condition could be materially and adversely affected under certain market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Customers."

SIGNIFICANT LEVERAGE

  The Company has significant debt service obligations. As of March 31, 1996, on a pro forma basis after giving effect to the Offering, the Company Stock Repurchase and the 1996 Acquisitions, the Company would have had total outstanding long-term indebtedness of $351.8 million and equity of $76.9 million. Furthermore, the Company may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal of and interest on the borrowings under the Bank Credit Facility and interest on the Existing Notes and the Notes, thereby reducing the funds available to the Company for its operations and other purposes;

(iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates; (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a relative competitive disadvantage; (v) the Bank Credit Facility, the Existing Notes Indentures and the Indenture will contain financial and restrictive covenants, the failure to comply with which may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company; and
(vi) the Company may be unable to adjust to rapidly changing market conditions and could be vulnerable in the event of a downturn in general economic conditions or its business. See "The 1996 Acquisitions," "Capitalization," "Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness" and "Description of the Notes."

  The Bank Credit Facility will mature on November 27, 2000. Beginning in 1998, the Bank Credit Facility commitment will be reduced by $3.75 million per quarter through maturity. The Existing Senior Notes will mature on May 15, 2001 and the Existing Senior Subordinated Notes will mature on December 15, 2005. The Company believes that it will generate sufficient cash flow from operations to be able to make the scheduled interest and principal payments and meet scheduled commitment reductions under the Bank Credit Facility and the scheduled interest payments under the Existing Notes and the Notes; however, the Company may not generate sufficient cash flow from operations to make the principal payment due at maturity on the Notes and, depending upon the principal amount then outstanding, the Existing Notes. Accordingly, the Company may have to either refinance its obligations with respect to the Existing Notes and the Notes prior to maturity, sell assets or raise equity capital to repay the principal amount of the Existing Notes and the Notes. The Company's ability to make scheduled principal payments, to refinance its obligations with respect to its indebtedness, to sell assets or to raise equity capital depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. There can be no assurance that the Company's operating results will continue to be sufficient or that future borrowing facilities will be available for the payment or refinancing of the Company's indebtedness.

RESTRICTIONS IMPOSED BY BANK CREDIT FACILITY

  The Bank Credit Facility contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness and other liabilities, pay dividends, voluntarily prepay certain indebtedness, enter into sale and leaseback transactions, create liens, make capital expenditures and make certain investments or acquisitions, incur contingent obligations and otherwise restrict corporate activities. In addition, under the Bank Credit Facility, the Company is required to satisfy specified financial covenants, including total debt to cash flow, interest coverage, and consolidated net worth tests. The ability of the Company to comply with such provisions may be affected by events beyond the Company's control. The breach of any of the covenants could result in a default under the Bank Credit Facility. In the event of any such default, depending upon the actions taken by the lenders under the Bank Credit Facility (the "Banks"), the Company could be prohibited from making any payments of principal of, premium, if any, or interest on the Notes. In addition, the Banks could elect to declare all amounts borrowed under the Bank Credit Facility, together with accrued interest, to be due and payable. These restrictions, in combination with the Company's leverage, could limit the Company's ability to respond to changing market and economic conditions and to provide for capital expenditures. If the Company is unable to generate sufficient cash flow from operations, it may be required to refinance its outstanding debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that would be favorable or acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Certain Indebtedness" and "Description of the Notes."

SUBORDINATION

  The payment of principal of, premium, if any, and interest on, and any other amounts owing in respect of, the Notes will be subordinated to the prior payment in full of existing and future Senior Indebtedness of the Company, which includes all indebtedness under the Bank Credit Facility and the Existing Senior Notes. Furthermore, the terms of the Bank Credit Facility, the Existing Notes Indentures and the Indenture will permit the Company to incur additional indebtedness, including Senior Indebtedness. Therefore, in the event of the liquidation, dissolution, reorganization, or any similar proceeding regarding the Company, the assets of the Company will be available to pay obligations on the Notes only after Senior Indebtedness has been paid in full and there may not be sufficient assets to pay amounts due on all or any of the Notes. In addition, the Company may not pay principal of, premium, if any, interest on or any other amounts owing in respect of the Notes, make any deposit pursuant to defeasance provisions or purchase, redeem or otherwise retire the Notes, (i) if any Designated Senior Indebtedness (as defined) is not paid when due, or (ii) any other default on Designated Senior Indebtedness occurs and the maturity of such indebtedness is accelerated in accordance with its terms unless, in either case, such default has been cured or waived, and with respect to clause (ii) above, such acceleration has been rescinded or such indebtedness has been repaid in full. In addition, under certain circumstances, if any non-payment default exists with respect to Designated Senior Indebtedness, the Company may not make any payment on the Notes for a specified period of time, unless such default is cured or waived, any acceleration of such indebtedness has been rescinded or such indebtedness has been repaid in full. See "Description of Certain Indebtedness--Bank Credit Facility" and "Description of the Notes--Ranking."

  The Notes will also be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. On the date of the Indenture, the Notes will not be guaranteed by any of the Company's subsidiaries, and will receive the benefit of subordinated guarantees from any such subsidiaries in the future only in certain limited circumstances. See "Description of the Notes--Certain Covenants--Limitations on Issuance of Guarantees of Subordinated and Pari Passu Indebtedness." In addition, the Company's obligations under the Bank Credit Facility are guaranteed on a senior basis by all the Company's domestic subsidiaries. Furthermore, under certain circumstances, the Company is required to pledge up to 65% of the stock of certain foreign subsidiaries acquired by the Company to the lenders under the Bank Credit Facility.

  The Notes are obligations of the Company. As of March 31, 1996, on a pro forma basis after giving effect to the Offering, the Company Stock Repurchase and the 1996 Acquisitions, $369.1 million of the tangible assets of the Company were held by its subsidiaries, and for the year ended June 30, 1995 and the nine months ended March 31, 1996 on a pro forma basis after giving effect to the Offering, the Company Stock Repurchase, the 1996 Acquisitions and the 1995 Business Combination Transactions, $70.5 million and $75.5 million, respectively, of the Company's operating income was derived from operations of the Company's subsidiaries. Therefore, the Company's ability to make interest and principal payments when due to holders of the Notes and to the holders of the Company's other indebtedness will be dependent, to some extent, upon the receipt of dividends or other distributions from its subsidiaries. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the Notes or to make any funds available therefor, whether by dividends, loans or other payments.

COST OF RAW MATERIALS

  Amounts paid by the Company for timber and cotton linters represent the largest component of the Company's variable costs of pulp production. The cost of these materials is subject to market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of timber or cotton linters, to the extent not reflected in prices for the Company's products, could materially and adversely affect the Company's business, results of operations and financial condition. See "Business--Raw Materials."

COMPETITION

  The markets for the Company's products are competitive, and the Company faces competition from a number of sources in most of its product lines. Some of the Company's competitors have financial and other resources greater than those of the Company and are also well established as suppliers to the markets that the

Company serves. Quality, performance, service and price are generally the prime competitive factors. There can be no assurance that the Company's markets will not attract additional competitors. See "Business--Competition."

ENVIRONMENTAL REGULATIONS AND LIABILITIES

  The Company's facilities and operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations. The Company devotes significant resources to maintaining compliance with such requirements and believes that its facilities and operations are in substantial compliance with all such requirements. The Company expects that, due to the nature of its operations, it will be subject to increasingly stringent environmental requirements (including anticipated standards applicable to waste water discharges and air emissions) and will continue to incur substantial costs to comply with such requirements. Based upon its understanding of current and anticipated requirements, the Company believes that continued compliance with environmental requirements will not have a material adverse effect on its business, results of operations or financial condition and will not adversely affect the Company's competitive position. However, given the uncertainties associated with predicting the scope of future requirements, there can be no assurance that the Company will not in the future incur material environmental compliance costs or liabilities.

  The Foley Plant discharges treated waste water into the Fenholloway River. The Fenholloway River is currently classified under Florida statutes as a Class 5 (industrial) stream. Under the federal Clean Water Act, the State of Florida is required to perform an analysis every three years of the feasibility of reclassifying the river to Class 3 ("fishable/swimmable") status. Such an analysis recommending reclassification was completed in early 1994 and approved by the Florida Department of Environmental Protection ("DEP") at an administrative hearing in December 1994. At this administrative hearing, the Company and the State of Florida reached agreement on a plan to attain Class 3 objectives, which relies primarily on the laying of extensive pipeline by the Company to relocate the Foley Plant's waste water discharge point. The plan also includes process changes in the Foley Plant designed to reduce the coloration of its waste water discharge, provide oxygen enrichment of the effluent prior to discharge and restore certain wetlands areas. The reclassification will not become effective until December 1997 (with a final compliance deadline of December 1999) to allow the Company to obtain all the necessary permits for implementation of the approved plan and complete construction of the pipeline and the treatment upgrades. The Company estimates that implementation of the approved plan will result in approximately $39.0 million of capital expenditures, the majority of which will likely be expended during fiscal 1998 and fiscal 1999.

  In 1993, the U.S. Environmental Protection Agency ("EPA") issued a set of proposed regulations for the pulp and paper industry addressing the emissions of "hazardous air pollutants" under the Clean Air Act and waste water discharges under the Clean Water Act, commonly known as the "cluster rules." The Company is examining and evaluating the potential impact of the cluster rules, as proposed, on its operations and capital expenditures over the next several years. The Company believes that the proposed cluster rules will likely be amended significantly prior to their promulgation, which is anticipated to occur in 1997, with compliance to be phased in between 1999 and 2002. Although the Company anticipates that significant capital expenditures for environmental control equipment and related costs will be required to comply with the cluster rules when promulgated (which the Company currently projects will be approximately $14.0 million through fiscal 2000), such expenditures are not likely to have a material adverse effect on the Company's business or financial condition.

  The Foley Plant is on the EPA CERCLIS (as defined) list of potential hazardous substance release sites prepared pursuant to CERCLA (as defined). The EPA conducted a site investigation in early 1995. Although the Company considers it unlikely that the Foley Plant will be listed on the CERCLA National Priorities List and hence require remedial action, the possibility of such listing cannot be ruled out. If the site were to be placed on the National Priorities List, the costs associated with conducting a CERCLA remedial action could be material.

  As of March 31, 1996, the Company had established reserves of $4.2 million to address certain environmental matters. Because an environmental reserve is not established until a liability is determined to be probable and reasonably estimable, not all potential future environmental liabilities are covered by the Company's reserves. Accordingly, there can be no assurance that the Company's environmental reserves will be sufficient to meet the Company's obligations, and additional charges to earnings are possible. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters" and "Business--Environmental Matters."

FRAUDULENT CONVEYANCE; RISK OF SUBORDINATION OR INVALIDATION OF THE NOTES

  The Company has incurred substantial indebtedness and is incurring additional indebtedness pursuant to the Offering. The Offering and certain related transactions may be subject to review under relevant federal and state fraudulent conveyance laws if a bankruptcy, reorganization or rehabilitation case or a lawsuit (including in circumstances where bankruptcy is not involved) were ever commenced by or on behalf of unpaid creditors of the Company at some future date. Under applicable provisions of the federal bankruptcy code or comparable provisions of state fraudulent transfer or conveyance laws, if, in a bankruptcy, reorganization, or rehabilitation case, or similar proceeding or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find under relevant federal and state fraudulent conveyance statutes that the Company, at the time it issued the Notes (a) incurred such indebtedness with intent to hinder, delay or defraud current or future creditors, or (b)(i) received less than reasonably equivalent value or fair consideration for incurring such indebtedness in connection with the Offering and (ii)(A) was insolvent at the time of the incurrence, (B) was rendered insolvent by reason of the Offering, (C) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business, (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature (as all such foregoing terms are defined in or interpreted under the fraudulent conveyance statutes) or (E) was a defendant in an action for money damages or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied), then, in each such case, a court of competent jurisdiction could avoid, in whole or in part, the Notes or, in the alternative, subordinate the Notes to existing and future indebtedness of the Company and take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating the Notes and/or ordering the return of payments previously made thereunder.

  The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such proceeding. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at fair valuation or if the present fair saleable value of its assets on a going concern basis was less than the amount that would be required to pay the probable liability on its total existing debts, including contingent liabilities, as they become absolute and matured.

ABSENCE OF PUBLIC MARKET FOR THE NOTES; LACK OF LIQUIDITY

  There is no public market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering, although they are not obligated to do so and may discontinue any market-making activities with respect to the Notes at any time without notice. Accordingly, no assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

  This Prospectus contains various forward-looking statements and information which is based on management's beliefs as well as assumptions made by and information currently available to management. Statements in this Prospectus which are not historical statements are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including those identified above. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated, estimated or projected.

                                COMPANY HISTORY

  The Company has participated in the specialty cellulose pulp market for nearly 75 years and has developed uses for both wood-based and cotton linter-based pulps for many specialty pulp applications. In March 1993, an investor group consisting of MDCP and members of the Company's current management organized the Company to acquire from the C&S Division of Procter & Gamble Cellulose substantially all of the assets of the Memphis Plant, as well as certain other assets of the C&S Division. At the same time, MDCP and members of current management also organized Buckeye Florida Corporation to serve as the sole general partner of Buckeye Florida Partners, which simultaneously acquired from Procter & Gamble Cellulose substantially all of the assets of the Foley Plant. Procter & Gamble Cellulose retained a 50% interest in this facility as the sole limited partner of Buckeye Florida Partners and granted Buckeye Florida Corporation an option to purchase all of Procter & Gamble Cellulose's limited partnership interest in Buckeye Florida Partners.

  In November 1995, the ownership of the Memphis Plant, the Foley Plant and related assets was combined into a single corporate ownership structure, Buckeye Florida Corporation became a wholly owned subsidiary of the Company, and the Company acquired Procter & Gamble Cellulose's remaining equity interest in Buckeye Florida Partners for approximately $62.1 million pursuant to the P&G Call Option. Concurrently, the Company and MDCP made an initial public offering of the Common Stock, and the Company refinanced substantially all of its outstanding indebtedness (including all indebtedness to Procter & Gamble Cellulose) through a public offering of $150.0 million aggregate principal amount of Existing Senior Subordinated Notes and the establishment of the Bank Credit Facility. The Company also completed an offer to repurchase, and a related amendment to the terms of, a majority of its outstanding Existing Senior Notes. As a result of the 1995 Business Combination Transactions, Procter & Gamble Cellulose ceased to have any interest as an equity owner or lender to Buckeye Florida Partners, a single capital structure for the Company's businesses was established, MDCP's equity ownership of the Company was reduced to approximately 34% and the Common Stock was listed for trading on the New York Stock Exchange.

  The Company is incorporated in Delaware and its executive offices are located at 1001 Tillman Street, Memphis, Tennessee 38108. Its telephone number is (901) 320-8100.

                             THE 1996 ACQUISITIONS

TEMMING ACQUISITION

  On May 1, 1996, pursuant to the terms of the Umbrella Agreement dated January 18, 1996 by and among the Company, Peter Temming AG, Steinbeis Temming Papier GmbH and Steinbeis Temming Papier GmbH & Co., the Company completed the acquisition of the Temming Business. The Temming Acquisition increased the Company's annual specialty pulp capacity by approximately 50,000 metric tons, expanded the Company's product lines and strengthened its ability to serve specialty cellulose pulp customers in Europe. See "Unaudited Pro Forma Consolidated Financial Data."

ALPHA ACQUISITION

  On April 26, 1996, the Company entered into the Alpha Agreement. Alpha is a leading worldwide specialty pulp producer serving the market for high-quality custom paper applications. Subject to the satisfaction of certain conditions and the expiration or other termination of the applicable waiting period (including any extensions thereof) under the HSR Act, the transaction is scheduled to be consummated in early fiscal 1997. The Alpha Agreement provides each of the parties thereto with an option to terminate the agreement if the closing of the Alpha Acquisition has not occurred on or before July 25, 1996. The purchase price to be paid by the Company will be based on the amounts of certain of Alpha's assets and liabilities as of the closing of the acquisition and is currently estimated to be approximately $65.0 million, assuming a closing during July 1996. The Company intends to finance a substantial portion of the Alpha Acquisition with a portion of the proceeds of the Offering or, if such proceeds are applied to reduce borrowings under the Bank Credit Facility pending completion of the Alpha Acquisition, with borrowings under the Bank Credit Facility. The Alpha Acquisition, if consummated, will increase the Company's annual specialty pulp capacity by approximately 50,000 metric tons through the addition of Alpha's Lumberton, North Carolina facility. Alpha manufactures and markets customized paper pulps, which provide attributes such as color permanence and tear resistance in premium letterhead, currency paper, stock certificates and many other highly specialized paper applications in the U.S. and abroad. There is no assurance that the Alpha Acquisition will be consummated or will be consummated on the currently contemplated terms.

           THE COMPANY STOCK REPURCHASE AND THE RELATED TRANSACTIONS

THE COMPANY STOCK REPURCHASE AND THE INDIVIDUALS' STOCK PURCHASE

  In early 1996, the Company's management and MDCP began discussions regarding the possible disposition by MDCP of its remaining equity ownership interest in the Company. On June 3, 1996, BKI Investment, a newly formed, wholly owned subsidiary of the Company agreed to purchase 2,259,887 shares of Common Stock from MDCP for $22.125 per share, subject, among other things, to the approval by each of the Company's and BKI Investment's board of directors of the repurchase and the completion on or before August 15, 1996 of the Company Stock Repurchase and related transactions, and the availability to the Company of debt financing in an amount sufficient to consummate the Company Stock Repurchase, on terms satisfactory to the Company, which debt financing is currently anticipated to be provided by this Offering. The aggregate amount of the purchase price to be paid in the Company Stock Repurchase is approximately equal to the maximum amount permitted under the terms of the Existing Notes Indentures. Additionally, on June 3, 1996, MDCP agreed to sell, and certain individuals employed by the Company and their related trusts agreed to purchase in an exempt transaction under the Securities Act, an aggregate of 1,385,269 shares of Common Stock for $22.125 per share concurrently with the Company Stock Repurchase pursuant to separate stock purchase agreements with such persons. The purchase price for the Company Stock Repurchase and the Individuals' Stock Purchase reflects the prevailing market price when the parties decided to pursue definitive agreements and seek board approval. On June 3, 1996, the board of directors of each of the Company and BKI Investment approved the Company Stock Repurchase.

  Each of the Stock Transactions is subject, among other things, to the concurrent completion on or before August 15, 1996 of the other Stock Transactions and the availability to the Company of debt financing in an amount sufficient to consummate the Company Stock Repurchase, which debt financing is anticipated to be provided by this Offering. This Offering is subject to the concurrent completion of the Stock Transactions. Upon completion of the Stock Transactions, the Company will have approximately 19,147,336 shares of Common Stock outstanding, and MDCP's equity ownership interest in the Company will be reduced to less than 5% of the outstanding Common Stock. The Company believes that the Company Stock Repurchase is an attractive investment opportunity for the Company and that the consummation of the Stock Transactions will increase the depth of the trading market for the Common Stock and will increase earnings per share. In connection with its consideration of the Company Stock Repurchase, the Company's board of directors received an opinion from Salomon Brothers Inc regarding the fairness from a financial point of view of the price to be paid in the Company Stock Repurchase.

THE EQUITY OFFERING

  Concurrently with the closing of the sale of the Notes, the Selling Stockholder will sell 2,845,157 shares of Common Stock in the Equity Offering. This Offering is contingent upon the consummation of the Stock Transactions. The Equity Offering is contingent upon the consummation of the other Stock Transactions and the availability of debt financing in an amount sufficient to consummate the Company Stock Repurchase, which is expected to be provided by the proceeds of this Offering.

EFFECTS OF THE STOCK TRANSACTIONS

  Upon completion of the Stock Transactions, MDCP's equity ownership interest in the Company will be reduced to less than 5% of the outstanding Common Stock and the officers of the Company will have increased their respective equity ownership in the Company. See "Principal Stockholders." Concurrently with the Stock Transactions and the Offering, the Bank Credit Facility will be amended to permit the transactions contemplated by the Company Stock Repurchase and the Offering. As a result of the Company Stock Repurchase and the Offering, the percentage of the Company's total capitalization represented by indebtedness will increase. See "Capitalization," "Unaudited Pro Forma Consolidated Financial Data" and "Risk Factors--Significant Leverage."

SOURCES AND USES OF FUNDS

  The net proceeds to the Company from this Offering are estimated to be $96.75 million, after payment of estimated fees and expenses (including underwriting discount). An aggregate of $50.0 million of such proceeds will be contributed by the Company to BKI Investment to fund the Company Stock Repurchase, and the remainder will be used to finance a substantial portion of the Alpha Acquisition or, pending completion of the Alpha Acquisition, to reduce outstanding borrowings under the Bank Credit Facility. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder in the Equity Offering. See "Use of Proceeds" and "The 1996 Acquisitions--Alpha Acquisition."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes (after deducting the underwriters' discount and fees and expenses) are estimated to be approximately $96.75 million. The Company intends to use such net proceeds to make contributions in the aggregate amount of $50.0 million to BKI Investment, its wholly owned subsidiary, which will use such contributions to consummate the Company Stock Repurchase, and to finance a substantial portion of the Alpha Acquisition or, pending completion of the Alpha Acquisition, to reduce outstanding borrowings under the Bank Credit Facility by approximately $46.75 million.

  The Bank Credit Facility matures on November 27, 2000. Borrowings under the Bank Credit Facility bear interest at rates based on (i) LIBOR plus a margin ranging from 0.5% per annum to 1.0% per annum, depending on the Company's debt coverage ratio (in the case of revolving loan borrowings), (ii) the greater of the prime rate announced by Fleet Bank of Massachusetts, N.A. or the federal funds rate plus 0.5% per annum (the "Base Rate") (in the case of money market line borrowings) and (iii) the Base Rate less 0.5% per annum (in the case of swingline loans).

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 31, 1996, on a pro forma basis to reflect the Temming Acquisition, and as adjusted to reflect the Alpha Acquisition, this Offering and the Company Stock Repurchase. This table should be read in conjunction with the unaudited pro forma financial data and the combined consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                            MARCH 31, 1996
                                                        -----------------------
                                                         PRO FORMA
                                                        FOR TEMMING  PRO FORMA
                                                        ACQUISITION AS ADJUSTED
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
  Existing Senior Notes................................  $  6,913    $  6,913
  Existing Senior Subordinated Notes...................   149,451     149,451
  Bank Credit Facility(a)..............................    69,512      95,484
  Notes offered hereby.................................       --      100,000
                                                         --------    --------
    Total long-term debt...............................   225,876     351,848
                                                         --------    --------
EQUITY:
  Preferred stock, par value $.01 per share, 5,000,000
   shares authorized, no shares issued and outstanding.       --          --
  Common stock, par value $.01 per share; 60,000,000
   shares authorized, 21,407,223 shares issued and
   outstanding, actual; and 19,147,336 shares issued
   and outstanding, as adjusted(b).....................       214         214
  Additional paid-in capital...........................    58,807      58,807
  Retained earnings(c).................................    68,587      67,907
  Treasury stock.......................................       --      (50,000)
                                                         --------    --------
    Total equity.......................................   127,608      76,928
                                                         --------    --------
      Total capitalization.............................  $353,484    $428,776
                                                         ========    ========

- --------
(a) As adjusted data include (1) a reduction in the outstanding borrowings under the Bank Credit Facility of $45,750,000 as a result of the application of a portion of the proceeds of the Offering pending completion of the Alpha Acquisition and (2) an increase in borrowings outstanding under the Bank Credit Facility of $71,722,000 assuming the Alpha Acquisition occurred as of March 31, 1996 (based on the amount of assets and liabilities on such date). The purchase price to be paid by the Company will be based on the amounts of certain of Alpha's assets and liabilities as of the closing of the Alpha Acquisition and is currently estimated to be approximately $65,000,000, assuming a closing during July 1996.
(b) Does not include an aggregate of up to 2,450,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options or available for grant under the Company's stock option plans.
(c) The reduction in retained earnings reflects an estimated $680,000 in secondary offering costs to be incurred by the Company in connection with the Equity Offering.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma consolidated financial statements give effect to the Company Stock Repurchase, the Offering, the 1995 Business Combination Transactions, the Temming Acquisition and the Alpha Acquisition. There is no assurance that the Alpha Acquisition will be consummated or will be consummated on the currently contemplated terms.

  The pro forma consolidated balance sheet as of March 31, 1996 has been prepared to give effect to the Company Stock Repurchase, the Offering, the Temming Acquisition and the Alpha Acquisition as if they had occurred on that date. The effect of the 1995 Business Combination Transactions is included in the consolidated balance sheet of the Company at March 31, 1996. The pro forma consolidated statements of income for the year ended June 30, 1995 and the nine months ended March 31, 1996 have been prepared to give effect to the 1995 Business Combination Transactions, the Company Stock Repurchase, the Offering, the Temming Acquisition and the Alpha Acquisition as if they had occurred on July 1, 1994, except that the amortization of goodwill has been based on the adjustment to goodwill in the pro forma consolidated balance sheet as of March 31, 1996. The extraordinary loss, net of related tax benefit, of $3.9 million recognized on the retirement of $57.8 million in principal amount of the Existing Senior Notes in the second and third quarters of fiscal 1996 as well as $680,000 in estimated secondary offering costs to be incurred by the Company in connection with the Equity Offering have not been included in the pro forma consolidated statements of income.

  The financial statements of the Temming Business included in these unaudited pro forma consolidated financial statements of the Company have been derived from financial statements prepared in accordance with accounting principles generally accepted in the Federal Republic of Germany and stated in Deutsche marks. These financial statements have been conformed to comply with accounting principles generally accepted in the United States and have been translated to United States dollars. Such translations should not be construed as a representation that the Deutsche mark amounts represent, or have been, or could be converted into, United States dollars at that or any other rate.

  THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION IS NOT NECESSARILY INDICATIVE OF THE RESULTS THAT WOULD HAVE BEEN OBTAINED HAD THE COMPANY STOCK REPURCHASE, THE OFFERING, THE 1995 BUSINESS COMBINATION TRANSACTIONS, THE TEMMING ACQUISITION AND THE ALPHA ACQUISITION BEEN COMPLETED AS OF THE DATES PRESENTED OR FOR ANY FUTURE PERIOD. PRO FORMA ADJUSTMENTS ARE BASED UPON PRELIMINARY ESTIMATES, AVAILABLE INFORMATION AND CERTAIN ASSUMPTIONS THAT MANAGEMENT DEEMS APPROPRIATE. THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S COMBINED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996
                             (DOLLARS IN THOUSANDS)

                                   HISTORICAL                               PRO FORMA ADJUSTMENTS
                   ------------------------------------------- ------------------------------------------------
                      BUCKEYE
                     CELLULOSE                      ALPHA                       COMPANY STOCK
                    CORPORATION      TEMMING      CELLULOSE        TEMMING        REPURCHASE         ALPHA       PRO FORMA
                   AND AFFILIATES  BUSINESS (A) HOLDINGS, INC. ACQUISITION (B) AND OFFERING (C) ACQUISITION (D) CONSOLIDATED
                   -------------- ------------- -------------- --------------- ---------------- --------------- ------------
ASSETS
Current assets:
 Cash and short-
  term
  investments....     $  2,900       $   640       $   111        $   (317)        $   --           $   --        $  3,334
 Accounts
  receivable--
  net............       48,900         7,891         6,737          (7,891)            --               --          55,637
 Inventories.....       90,581        12,889        16,609            (374)            --               --         119,705
 Deferred income
  taxes..........        8,466           --            780             --              --               --           9,246
 Prepaid expenses
  and other......          --             66           443             (66)            --               --             443
                      --------       -------       -------        --------         -------          -------       --------
Total current
 assets..........      150,847        21,486        24,680          (8,648)            --               --         188,365
Property, plant
 and equipment,
 net.............      242,589        20,399        27,395          (5,174)            --               --         285,209
Goodwill.........        7,675           --          3,205             --              --            21,495         32,375
Deferred debt
 costs and other.        7,254           --          1,009           1,443           3,570            3,394         16,670
                      --------       -------       -------        --------         -------          -------       --------
Total assets.....     $408,365       $41,885       $56,289        $(12,379)        $ 3,570          $24,889       $522,619
                      ========       =======       =======        ========         =======          =======       ========
LIABILITIES AND
 EQUITY
Current
 liabilities:
 Accounts
  payable........     $ 18,305       $ 2,038       $ 1,160        $ (2,038)        $   --           $   --        $ 19,465
 Accrued expenses
  and other
  liabilities....       31,515        12,665         4,203         (12,205)            --               --          36,278
 Current portion
  of long-term
  debt and notes
  payable........          --          4,513         8,962          (4,513)            --            (8,962)           --
                      --------       -------       -------        --------         -------          -------       --------
Total current
 liabilities.....       49,820        19,216        14,425         (18,756)            --            (8,962)        55,743
Long-term debt:
 Existing Notes..      156,364           --            --              --              --               --         156,364
 Bank Credit
  Facility.......       41,000           --            --           28,512         (45,750)          71,722         95,484
 Notes...........          --            --            --              --          100,000              --         100,000
 Other notes.....          --          1,535        27,879          (1,535)            --           (27,879)           --
                      --------       -------       -------        --------         -------          -------       --------
Total long-term
 debt............      197,364         1,535        27,879          26,977          54,250           43,843        351,848
Postretirement
 benefit
 obligation......       12,802           534           --              --              --               --          13,336
Deferred income
 taxes...........       16,450           --          3,993             --              --               --          20,443
Other
 liabilities.....        4,321            41           --              (41)            --               --           4,321
Shareholders'
 equity..........      127,608        20,559         9,992         (20,559)        (50,680)          (9,992)        76,928
                      --------       -------       -------        --------         -------          -------       --------
Total liabilities
 and
 shareholders'
 equity..........     $408,365       $41,885       $56,289        $(12,379)        $ 3,570          $24,889       $522,619
                      ========       =======       =======        ========         =======          =======       ========


      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                            YEAR ENDED JUNE 30, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          HISTORICAL                        PRO FORMA ADJUSTMENTS
                           ----------------------------------------- ----------------------------------------
                                                                         1995
                             BUCKEYE                                   BUSINESS      COMPANY
                            CELLULOSE                                COMBINATION      STOCK
                           CORPORATION                               TRANSACTIONS   REPURCHASE
                               AND       TEMMING    ALPHA CELLULOSE  AND TEMMING       AND           ALPHA       PRO FORMA
                           AFFILIATES  BUSINESS(E) HOLDINGS, INC.(F) ACQUISITION     OFFERING     ACQUISITION   CONSOLIDATED
                           ----------- ----------- ----------------- ------------   ----------    -----------   ------------
Net sales................   $408,587     $55,637        $48,679        $   --        $   --         $   --      $   512,903
Cost of goods sold.......    305,150      44,414         32,478           (738)(g)       --             --          381,304
                            --------     -------        -------        -------       -------        -------     -----------
Gross margin.............    103,437      11,223         16,201            738           --             --          131,599
Selling, research and
 administrative expenses.     24,265      11,812          4,784            716 (h)       --           2,000 (h)      43,577
                            --------     -------        -------        -------       -------        -------     -----------
Operating income (loss)..     79,172        (589)        11,417             22           --          (2,000)         88,022
Other income (expense):
 Interest income.........      1,138           4             10           (836)(i)       --             --              316
 Interest expense and
  amortization of debt
  costs..................    (22,290)       (106)        (3,369)          (919)(i)    (6,939)(j)     (1,206)(k)     (34,829)
 Other...................       (615)        --             126            299 (l)       --            (717)(l)        (907)
 Minority interest.......    (23,223)        --             --          23,223 (l)       --             --              --
                            --------     -------        -------        -------       -------        -------     -----------
                             (44,990)       (102)        (3,233)        21,767        (6,939)        (1,923)        (35,420)
                            --------     -------        -------        -------       -------        -------     -----------
 Income (loss) before
  income taxes...........     34,182        (691)         8,184         21,789        (6,939)        (3,923)         52,602
 Income taxes (benefit)..     12,470         --           3,128          8,003 (m)    (2,637)(m)     (1,218)(m)      19,746
                            --------     -------        -------        -------       -------        -------     -----------
   Net income (loss).....   $ 21,712     $  (691)       $ 5,056        $13,786       $(4,302)       $(2,705)    $    32,856
                            ========     =======        =======        =======       =======        =======     ===========
Weighted average shares
 outstanding (n).........                                                                                        19,147,336
Net income per share (n).                                                                                       $      1.72
                                                                                                                ===========
Ratio of earnings to
 fixed charges (o).......                                                                                              2.49x


      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                        NINE MONTHS ENDED MARCH 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           HISTORICAL                         PRO FORMA ADJUSTMENTS
                          -------------------------------------------- --------------------------------------
                                                                           1995
                                                                         BUSINESS     COMPANY
                             BUCKEYE                                   COMBINATION     STOCK
                            CELLULOSE                                  TRANSACTIONS  REPURCHASE
                           CORPORATION    TEMMING     ALPHA CELLULOSE  AND TEMMING      AND          ALPHA       PRO FORMA
                          AND AFFILIATES BUSINESS(E) HOLDINGS, INC.(F) ACQUISITION    OFFERING    ACQUISITION   CONSOLIDATED
                          -------------- ----------- ----------------- ------------  ----------   -----------   ------------
Net sales...............    $  338,825     $45,929        $37,480         $  --        $  --        $  --        $  422,234
Cost of goods sold......       237,149      40,474         28,765           (945)(g)      --           --           305,443
                            ----------     -------        -------         ------       ------       ------       ----------
Gross margin............       101,676       5,455          8,715            945          --           --           116,791
Selling, research and
 administrative
 expenses...............        18,497       7,030          2,962            539 (h)      --         1,500 (h)       30,528
                            ----------     -------        -------         ------       ------       ------       ----------
Operating income (loss).        83,179      (1,575)         5,753            406          --        (1,500)          86,263
Other income (expense):
 Interest income........           925         --               5           (418)(i)      --           --               512
 Interest expense and
  amortization of debt
  costs.................       (13,709)       (167)        (2,385)        (1,642)(i)   (5,246)(j)     (870)(k)      (24,019)
 Secondary offering
  costs.................        (1,335)        --             --           1,335 (l)      --           --               --
 Other..................          (372)        --            (476)           125 (l)      --          (551)(l)       (1,274)
 Minority interest......       (16,628)        --             --          16,628 (l)      --           --               --
                            ----------     -------        -------         ------       ------       ------       ----------
                               (31,119)       (167)        (2,856)        16,028       (5,246)      (1,421)         (24,781)
                            ----------     -------        -------         ------       ------       ------       ----------
 Income (loss) before
  income taxes and
  extraordinary loss....        52,060      (1,742)         2,897         16,434       (5,246)      (2,921)          61,482
 Income taxes
  (benefit).............        18,908         --             994          5,535 (m)   (1,993)(m)     (901)(m)       22,543
                            ----------     -------        -------         ------       ------       ------       ----------
   Income (loss) before
    extraordinary loss..        33,152      (1,742)         1,903         10,899       (3,253)      (2,020)          38,939
                            ==========     =======        =======         ======       ======       ======       ==========
Weighted average shares
 outstanding (n)........    21,014,032                                                                           19,147,336
Income per share before
 extraordinary loss (n).    $     1.58                                                                           $     2.03
                            ==========                                                                           ==========
Ratio of earnings to
 fixed
 charges (o)............          5.92x                                                                               3.53x



      See Notes to Unaudited Pro Forma Consolidated Financial Statements.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

(a) Reflects the unaudited balances of the Temming Business at December 31, 1995, derived from the financial statements included elsewhere herein and translated into United States dollars at the December 31, 1995 exchange rate (DM 1.4312 to $1). The conversion of the balance sheet from German generally accepted accounting principles to those generally accepted in the United States resulted in an increase in property, plant and equipment of $15,456 due to differences in depreciation methods.

(b) Adjustments to reflect the assets and liabilities acquired and assumed in the Temming Acquisition, borrowings of $28,512 under the Bank Credit Facility to finance the acquisition, and the estimated allocation of the purchase price, assuming such acquisition took place at December 31, 1995. The allocation of the purchase price is based on preliminary estimates of the respective fair value of assets and liabilities which may differ from actual fair values.

(c) Adjustments to reflect the issuance of the Notes. Underwriting fees and other expenses related to the Notes are deferred and amortized over the term of the Notes. The proceeds of the Notes will be used to finance a portion of the Alpha Acquisition and the Company Stock Repurchase. If the Alpha Acquisition is not consummated, the net proceeds of the Notes will be used to reduce outstanding borrowings under the Bank Credit Facility. Certain expenses incurred in connection with the offering of Common Stock by the Selling Stockholder will be paid by the Company and are reflected as a reduction of equity.

(d) Adjustments to reflect the acquisition of the common stock of Alpha, refinancing of substantially all of Alpha's existing long-term debt, borrowings of $71,722 under the Bank Credit Facility, and the estimated allocation of the purchase price. The allocation of the excess of the purchase price over the recorded value of net assets is based on preliminary estimates of the respective fair values of assets and liabilities which may differ from actual fair values. Goodwill is to be amortized over 30 years.

(e) Reflects the unaudited statement of operations of the Temming Business for the twelve months ended June 30, 1995 and the nine months ended December 31, 1995, derived from the historical financial statements and translated into United States dollars using the average exchange rates for the periods then ended (DM 1.4802 to $1 for the twelve months ended June 30, 1995 and DM 1.4068 to $1 for the nine months ended December 31, 1995.) The conversion of the statements of operations from German generally accepted accounting principles to those generally accepted in the United States resulted in an increase in depreciation expense of $915 and $830 for the twelve months ended June 30, 1995 and the nine months ended December 31, 1995, respectively. The operating results of the Temming Business for the three months ended June 30, 1995 have been included in both the pro forma statements of income for the twelve months ended June 30, 1995 and the nine months ended December 31, 1995. Net sales and net loss for the Temming Business for the three months ended June 30, 1995 were $16,410 and $573, respectively.

(f) Reflects the historical unaudited statement of operations of Alpha for the twelve months ended September 30, 1995 and the nine months ended March 31, 1996. The operating results of Alpha for the three months ended September 30, 1995 have been included in both the pro forma statements of income for the twelve months ended June 30, 1995 and the nine months ended March 31, 1996. Alpha's net sales and net income for the three months ended September 30, 1995 were $11,903 and $984, respectively.

(g) The purchase price allocation of the 1995 Business Combination Transactions resulted in an increase in depreciation expense based on the increase in property, plant and equipment of $10,563 as of the acquisition date. The estimated purchase price allocation of the Temming Acquisition results in the reduction of depreciation expense for the decrease in property, plant and equipment of $5,174 as of the acquisition date.

(h) The estimated purchase price allocation of the Temming Acquisition includes the additional amortization of a $1,432 non-compete agreement over a two year period. The estimated purchase price allocation of the Alpha Acquisition includes the additional amortization of a $4,000 non-compete agreement over a two year period.

(i) Reflects the 1995 Business Combination Transactions and Temming Acquisition as if they had occurred on July 1, 1994. A reduction of interest income reflects the use of approximately $14,000 of cash and short-term investments to consummate these transactions. Adjustments reflect the net effects of (1) the decrease in interest expense resulting from the refinancing of existing indebtedness in the 1995 Business Combination Transactions, (2) the increase in interest expense related to borrowings under the Bank Credit Facility to finance the Temming Acquisition and (3) the net increase in amortization of debt issuance discount and debt issuance costs relating to the Existing Notes and the Bank Credit Facility. Borrowings under the Bank Credit Facility are at a LIBOR based rate, determined as of the date of the respective business combination. An increase of 1/8% in the LIBOR rate when applied to outstanding borrowings used for the 1995 Business Combination Transactions and Temming Acquisition for the year ended June 30, 1995 would decrease pro forma net income by $94.

(j) Adjustments to reflect the amortization of related debt issuance costs over the term of the Notes, and the increase in interest expense on borrowings under the Notes, net of the reduction in interest expense related to the repayment of borrowings under the Bank Credit Facility.

(k) Adjustments to reflect the increase in interest expense for borrowings to finance the Alpha Acquisition and to refinance substantially all of Alpha's existing long-term debt. Borrowings under the Bank Credit Facility are assumed to bear interest at LIBOR plus 1/2%. An increase of 1/8% in the LIBOR rate when applied to outstanding borrowings used for the Alpha Acquisition, including the refinancing of existing long-term indebtedness, for the year ended June 30, 1995 would decrease pro forma net income by $56.

(l) Adjustments to reflect the reduction in goodwill amortization, secondary offering costs and minority interest as a result of the 1995 Business Combination Transactions, and the increase in amortization of goodwill resulting from the Alpha Acquisition. The purchase price allocation in the 1995 Business Combination Transactions reduced goodwill by $8,971. Goodwill is assumed to generate no tax benefit, and is amortized over 30 years. Secondary offering costs represent non-recurring expenses paid by the Company on behalf of the selling stockholder in the 1995 Business Combination Transactions.

(m) Adjustment to record the income tax effects at the statutory rate of 38%, except as to the amortization of goodwill which is assumed to generate no tax benefit.

(n) For purposes of calculating pro forma net income per share and pro forma income per share before extraordinary loss, weighted average shares outstanding are calculated assuming the Company Stock Repurchase and 1995 Business Combination Transactions were consummated on July 1, 1994.

(o) For purposes of determining the pro forma ratio of earnings to fixed charges, earnings are defined as income before extraordinary items, minority interest, accounting changes, and provisions for income taxes and before fixed charges. Fixed charges consist of pro forma interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the interest component of rent expense.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth selected financial data with respect to (a) the Predecessor for the fiscal years ended June 30, 1991 and 1992 and for the period July 1, 1992 through March 15, 1993 and (b) the Company as of June 30, 1993 and for the period March 16, 1993 through June 30, 1993, for the fiscal years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1995 and 1996. The selected financial data as of and for the fiscal years ended June 30, 1991 and 1992 are derived from the unaudited Combined Statement of Net Assets and Combined Statement of Operating Income of the Predecessor. The selected financial data of the Predecessor for the period July 1, 1992 through March 15, 1993 are derived from the unaudited Combined Statement of Net Assets and the audited Combined Statement of Operating Income of the Predecessor appearing elsewhere in this Prospectus. The selected financial data for the period March 16, 1993 through June 30, 1993 and for the fiscal years ended June 30, 1994 and 1995, which appear elsewhere in this Prospectus, are derived from the audited financial statements of the Company. The selected financial data for the nine months ended March 31, 1995 and 1996 are derived from the unaudited financial statements of the Company appearing elsewhere in this Prospectus. In the opinion of management such nine month data include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information included therein. The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of the results for the entire fiscal year or any other interim period. The data set forth in the following table should be read in conjunction with the Combined Statement of Operating Income of the Predecessor and notes thereto, and the combined consolidated financial statements of the Company and notes thereto, appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 PREDECESSOR (A)                           COMPANY (B)
                          ----------------------------- -----------------------------------------------------
                                               JULY 1,  MARCH 16,
                                                1992      1993                            NINE MONTHS ENDED
                          YEAR ENDED JUNE 30,  THROUGH   THROUGH   YEAR ENDED JUNE 30,        MARCH 31,
                          ------------------- MARCH 15, JUNE 30,   --------------------  --------------------
                            1991      1992      1993      1993       1994       1995       1995       1996
                          --------- --------- --------- ---------  ---------  ---------  --------  ----------
STATEMENT OF INCOME
 DATA:
Net sales...............  $ 390,690 $ 357,493 $233,460  $113,074   $ 371,526  $ 408,587  $301,318  $  338,825
Cost of goods sold (a)..    300,331   293,344  189,808    86,047     291,833    305,150   230,247     237,149
                          --------- --------- --------  --------   ---------  ---------  --------  ----------
Gross margin............     90,359    64,149   43,652    27,027      79,693    103,437    71,071     101,676
Selling, research and
 administrative
 expenses:
  Company...............        --        --       --      5,996      24,004     24,265    16,446      18,497
  C&S Division
   allocations (a)......     25,034    21,357   17,522       --          --         --        --          --
  Procter & Gamble
   corporate
   allocations (a)......      1,614     6,096    4,764       --          --         --        --          --
                          --------- --------- --------  --------   ---------  ---------  --------  ----------
Operating income........     63,711    36,696   21,366    21,031      55,689     79,172    54,625      83,179
Net interest and
 amortization of debt
 costs (c)..............        --        --       --    (10,209)    (26,545)   (21,152)  (16,510)    (12,784)
Other expense...........        --        --       --       (184)       (632)      (615)     (462)       (372)
Minority interest (d)...        --        --       --     (3,083)     (8,291)   (23,223)  (14,881)    (16,628)
Secondary offering
 costs..................        --        --       --        --          --         --        --       (1,335)
                          --------- --------- --------  --------   ---------  ---------  --------  ----------
Income before income
 taxes and extraordinary
 loss...................     63,711    36,696   21,366     7,555      20,221     34,182    22,772      52,060
Income taxes (e)........        --        --       --      2,851       7,253     12,470     8,308      18,908
                          --------- --------- --------  --------   ---------  ---------  --------  ----------
Income before
 extraordinary loss.....     63,711    36,696   21,366     4,704      12,968     21,712    14,464      33,152
Extraordinary loss, net
 of tax benefit.........        --        --       --        --          --         --        --        3,949
Net income..............  $  63,711 $  36,696 $ 21,366  $  4,704   $  12,968  $  21,712  $ 14,464  $   29,203
                          ========= ========= ========  ========   =========  =========  ========  ==========
Income per share before
 extraordinary loss (f).                                                                           $     1.58
Extraordinary loss, net
 of tax benefit (g).....                                                                                 (.19)
                                                                                                   ----------
Net income per share
 (f)....................                                                                           $     1.39
                                                                                                   ==========
Weighted average shares
 outstanding............                                                                           21,014,032
OTHER DATA:
Depreciation and
 amortization...........  $  24,993 $  25,795 $ 19,262  $  7,436   $  27,415  $  26,080  $ 19,566  $   19,117
Capital expenditures
 (g)....................     45,960    29,832   17,761     4,898      15,725     24,922    20,713      22,334
EBITDA (h)..............     88,704    62,491   40,628    28,185      81,879    104,088    73,313     102,073
Ratio of earnings to
 fixed charges (i)......        --        --       --      1.99x       2.05x      3.54x     3.15x       5.92x
BALANCE SHEET DATA:
Working capital (j).....  $ 132,494 $ 126,043 $144,419  $ 98,182   $  69,330  $  77,107  $ 83,410  $  101,027
Total assets............    445,633   445,454  446,732   403,542     374,204    379,056   381,139     408,365
Long-term debt less
 current portion........        --        --       --    278,713     203,482    166,202   189,937     197,364
Minority interest (d)...        --        --       --     28,083      33,479     52,104    45,523         --
Equity..................        --        --       --     43,260      62,828     84,621    77,372     127,608

                                                  (footnotes on following page)

- --------
(a) The Predecessor was historically operated as two of the four pulp mills that comprised the C&S Division of Procter & Gamble. The Predecessor was allocated certain expenses for services provided by the C&S Division and Procter & Gamble, including sales services, product supply services, general management services, information system services, research services, treasury services, financial audit and reporting services, tax administration services and employee benefits and insurance administration services. Costs and expenses of the C&S Division were allocated using formulas, primarily based on estimates of efforts expended and sales. Procter & Gamble corporate expenses were allocated primarily based on sales.
(b) On March 16, 1993, the Company acquired from Procter & Gamble Cellulose all of the assets of the Predecessor.
(c) The debt obligations of Procter & Gamble were not specifically identifiable with individual operating units; accordingly, interest charges are not reflected in the financial data of the Predecessor.
(d) The minority interest represents Procter & Gamble Cellulose's 50% limited partnership interest in Buckeye Florida Partners, which ceased on November 28, 1995.
(e) The Predecessor's results of operations were historically included in the consolidated income tax returns of Procter & Gamble. Procter & Gamble had no tax sharing agreement for allocating income taxes to operating units. Accordingly, income tax expense or benefit is not reflected in the financial data of the Predecessor.
(f) Historical net income per share has not been presented as it is not considered relevant for periods prior to June 30, 1995, due to the P&G Acquisitions and the 1995 Business Combination Transactions.
(g) An extraordinary loss of $3,949, net of tax benefit, was recognized on the early retirement of a portion of the Existing Senior Notes in the second and third quarters of fiscal 1996.
(h) EBITDA represents earnings before secondary offering costs, interest, taxes, minority interest, extraordinary loss, depreciation, depletion, amortization and other non-cash charges and is intended to facilitate a more complete analysis of the Company's ability to meet its debt service requirements. This data should not be considered in isolation and is not intended to be a substitute for income statement data as a measure of the Company's profitability.
(i) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and extraordinary loss, minority interest and fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the interest component of rent expense. Historically, interest expense was not allocated to the Predecessor by Procter & Gamble. Accordingly, the historical ratios of earnings to fixed charges for the Predecessor are not meaningful and therefore have not been presented.
(j) During fiscal 1994, inventories were reduced by $17,700 primarily due to excess finished goods from the Predecessor being sold to improve operations and generate cash.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following is a discussion of the consolidated financial condition and results of operations of the Company for each of the fiscal years ended June 30, 1993, 1994 and 1995 and for the nine months ended March 31, 1996. The Company completed its second full fiscal year of operations under current ownership on June 30, 1995. Since the Company was acquired from Procter & Gamble Cellulose on March 16, 1993, the initial fiscal year after such acquisition encompassed approximately three and one-half months from March 16, 1993 through June 30, 1993. All comparisons to periods prior to March 16, 1993 will include the results of the Predecessor. In general, fiscal years 1995 and 1994 are not necessarily comparable to fiscal year 1993 because of differences in results due to operations as a stand-alone company versus operations as part of the C&S Division prior to March 16, 1993. This section should be read in conjunction with the combined consolidated financial statements of the Company and the footnotes thereto included elsewhere in this Prospectus.

  The merger of Buckeye Florida Corporation and a subsidiary of the Company in connection with the 1995 Business Combination Transactions was treated for accounting purposes as a combination of related companies. The Company accounted for the merger using the historical costs of its and Buckeye Florida Corporation's assets in a manner similar to a "pooling of interests." All historical information of the Company set forth in this Prospectus is presented on such basis. The purchase of Procter & Gamble Cellulose's 50% interest in Buckeye Florida Partners was accounted for as a purchase and the allocation of the purchase price was based on an independent appraisal.

OVERVIEW

  The Company manufactures and distributes a broad range of specialty pulps to a variety of customers who require cellulose fibers with chemical or physical properties that are specifically tailored to their product applications. The Company's financial results are generally less variable than the results of a typical producer of commodity cellulose pulp. There are two primary reasons for this characteristic: (i) the demanding applications for specialty pulps make substitution of alternative products difficult and expensive, and (ii) the Pulp Supply Agreement with Procter & Gamble provides a stable volume demand and an escalating formula-based price for a substantial portion of the Company's sales (approximately one-third of the Company's sales in fiscal
1995). Nevertheless, specialty pulp pricing is affected by factors influencing the broader cellulose pulp industry, including price trends for commodity pulps. Historically, specialty pulp pricing has been more stable and price changes have tended to lag (on both the upturn and the downturn) price changes for commodity pulps.

  Pricing for cellulose pulp (particularly for commodity pulps) varies with general economic conditions in worldwide markets as consumption correlates with economic activity. This variability can be compounded if substantial additional production capacity is installed at a time when demand is not growing rapidly enough to absorb the new production. The early 1990s were such a period of excess capacity, and pulp industry prices reached a cyclical low in the fourth calendar quarter of 1993. In early 1994, the market began to recover from this downturn as global economic expansion increased the demand for cellulose pulps. This recovery continued until late 1995 before the combination of increased supply and softening demand once again led to lower pricing.

  The Predecessor's financial results for fiscal years 1991 and 1992 and the first eight and one-half months of fiscal 1993 reflect the declining market pulp prices characteristic of the pulp industry during this period. As a result, operating income declined in each period. Operating income in the final three months of fiscal 1993 and throughout fiscal 1994 began to increase as the Company's current owners executed a strategy to reduce costs, liquidate excess inventory, generate cash and pay down debt. The Company began to supply its major customer, Procter & Gamble, under the pricing formula in the Pulp Supply Agreement. Unit sales volume was increased substantially by selling to new customers and competitively pricing products. Management and employees focused on improving the operating efficiency and productivity of the Company's manufacturing facilities. Operating and net income in fiscal 1995 improved significantly as a result of higher unit sales prices beginning in January 1995. The Company's average net prices for fiscal 1995 were 12% higher than the prior year's average. For the nine months ending March 31, 1996, average net prices were 24% higher than average net prices for the same period of fiscal 1995.

  The Pulp Supply Agreement is a long-term, take-or-pay contract that phases out in calendar years 2001 and 2002 if it is not extended by mutual consent. Pricing pursuant to the Pulp Supply Agreement through 1998 is based on an escalating formula. Pricing for 1999 and 2000 will be at the higher of the contract formula price or market, and pricing for 2001 and 2002 will be at market. The formula price has three components: (i) a periodic margin adjustment, (ii) a general escalation component based on changes in the Consumer Price Index, and (iii) a provision to adjust for all actual changes in the price of timber, the major raw material component of the pulp purchased under the contract. The pricing formula therefore provides considerable protection against escalating costs. For the fiscal years 1993, 1994 and 1995, the contract price was, on average, above the market price. The current contract price is above the market price.

  The Company's customer base is broadly diversified both geographically and by end-use markets. Approximately 70% of fiscal 1995 sales were to customers outside of the United States, principally in Europe and Asia. Currency fluctuations do not significantly influence the Company's results of operations because sales are made, and receivables are paid, in U.S. dollars. The diversity of the Company's geographic and end-use markets helps to insulate it from periodic economic downturns in particular areas of the world.

RESULTS OF OPERATIONS

  The following table shows, for the periods indicated, various items as a percentage of net sales.


                             PREDECESSOR               COMPANY
                             ------------ ------------------------------------
                                                                  NINE MONTHS
                                                                     ENDED
                             JULY 1, 1992 MARCH 16, YEAR ENDED       MARCH
                               THROUGH     THROUGH   JUNE 30,       31,(A)
                              MARCH 15,   JUNE 30,  ------------  ------------
                               1993(A)     1993(A)  1994   1995   1995   1996
                             ------------ --------- -----  -----  -----  -----
Net sales...................    100.0%      100.0%  100.0% 100.0% 100.0% 100.0%
Cost of goods sold..........     81.3        76.1    78.5   74.7   76.4   70.0
                                -----       -----   -----  -----  -----  -----
Gross margin................     18.7        23.9    21.5   25.3   23.6   30.0
Selling, research and
 administrative expenses....      (b)         5.3     6.5    5.9    5.5    5.4
                                            -----   -----  -----  -----  -----
Operating income............      (b)        18.6    15.0   19.4   18.1   24.6
Net interest and
 amortization...............      (b)         9.0     7.1    5.2    5.5    3.8
Other expense...............      (b)         0.2     0.2    0.1    0.1    0.1
Minority interest...........      (b)         2.7     2.2    5.7    4.9    4.9
Secondary offering costs....      (b)         --      --     --     --     0.4
Income taxes................      (b)         2.5     2.0    3.1    2.8    5.6
                                            -----   -----  -----  -----  -----
Income before extraordinary
 loss.......................      (b)         4.2     3.5    5.3    4.8    9.8
Extraordinary loss, net of
 tax benefit................      (b)         --      --     --     --     1.2
                                            -----   -----  -----  -----  -----
Net income..................      (b)         4.2%    3.5%   5.3%   4.8%   8.6%
                                            =====   =====  =====  =====  =====

- --------
(a) Results for partial year periods are not necessarily indicative of, and should not be compared to, full year results.
(b) These items are not directly comparable because the Predecessor operated as two of the four pulp mills that comprised the C&S Division of Procter & Gamble Cellulose. See "Selected Consolidated Financial Data" and the footnotes thereto for a more detailed explanation.

COMPARISON OF NINE MONTHS ENDED MARCH 31, 1996 AND MARCH 31, 1995

  Net Sales. Net sales for the nine month period ending March 31, 1996 were $338.8 million compared to $301.3 million for the same period in 1995, an increase of $37.5 million or 12%, due primarily to higher unit sales prices, averaging 24% above the prior period, partially offset by a 9% decrease in unit sales volume. The lower unit sales volume versus the prior year was primarily due to softer market demand. Although unit sales volume was below the prior year, it has been stable throughout the current fiscal year.

  Gross Margin. Gross margin for the nine month period ending March 31, 1996 was $101.7 million compared to $71.1 million for the same period in 1995, an increase of $30.6 million or 43%. The increase was entirely due to higher unit sales prices in all product lines, partially offset by lower sales volume and higher raw material costs for wood, cotton linters, and process chemicals.

  Selling, Research and Administrative Expenses. Selling, research and administrative expenses for the nine month period ending March 31, 1996 were $18.5 million compared to $16.4 million for the same period in 1995, an increase of $2.1 million or 12%, primarily due to increased employment, computer costs, transition expenses related to the Temming Acquisition and a non-cash compensation charge of $0.6 million as the result of vesting employee stock options.

  Net Interest and Amortization. Net interest and amortization expenses for the nine month period ending March 31, 1996 were $12.8 million compared to $16.5 million for the same period of the prior year, down $3.7 million or 23%, as a result of (i) prior to the public offering of the Existing Senior Subordinated Notes and execution of the Bank Credit Facility in November 1995, lower average debt balances and (ii) following the public offering of the Existing Senior Subordinated Notes and execution of the Bank Credit Facility, lower interest rates.

  Minority Interest. Minority interest was eliminated as a result of the purchase of Procter & Gamble Cellulose's 50% limited partnership interest in Buckeye Florida Partners on November 28, 1995. Minority interest for the nine month period ending March 31, 1996 was $16.6 million compared to $14.9 million for the same period of the prior year, an increase of $1.7 million or 12%, reflecting the higher income of the limited partnership in fiscal 1996 prior to the purchase of the 50% interest cited above.

  Secondary Offering Costs. Secondary offering costs for the nine months ending March 31, 1996 were $1.3 million and relate to expenses paid on behalf of the selling stockholders in the November 1995 initial public offering of Common Stock.

  Income Taxes. Income taxes for the nine months ended March 31, 1996 were $18.9 million compared to $8.3 million for the nine months ended March 31, 1995, an increase of $10.6 million, due to higher earnings. The effective tax rate for the current period is 36.3%, compared to 36.5% for the prior period.

  Extraordinary Loss. The extraordinary loss for the nine months ending March 31, 1996 totaled $3.9 million, net of taxes. These losses resulted from the retirement of $57.8 million (principal amount) of the Existing Senior Notes during the nine month period, leaving $6.9 million in principal amount outstanding as of March 31, 1996.

  Net Income. Net income for the nine months ended March 31, 1996 was $29.2 million compared to $14.5 million for the nine months ended March 31, 1995, an increase of $14.7 million or 101%, primarily as a result of the factors described above.


COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1995 AND JUNE 30, 1994

  Net Sales. Net sales for fiscal 1995 were $408.6 million compared to $371.5 million for fiscal 1994, an increase of $37.1 million or 10%. The increase was due primarily to a 12% average increase in unit selling prices and, to a lesser extent, by a move to a higher value-added product mix. The sales price increase reflects strong domestic and international market demand for pulp, which resulted in sales price increases on the Company's specialty pulps beginning in January 1995. This increase in unit sales prices was partially offset by a 2% reduction in unit sales volume. Although the Company operated at full capacity in both fiscal 1995 and fiscal 1994, inventory reductions in fiscal 1994 as the Company's new owners reduced surplus inventories built up by the Predecessor led to a lower sales volume in fiscal 1995.

  Gross Margin. Gross margin for fiscal 1995 was $103.4 million compared to $79.7 million in fiscal 1994, an increase of $23.7 million or 30%. The increase was entirely attributable to higher unit selling prices in all product lines, partially offset by higher raw material costs for cotton linters, timber and process chemicals.

  Selling, Research and Administrative Expenses. Selling, research and administrative expenses for fiscal 1995 were $24.3 million compared to $24.0 million in fiscal 1994, an increase of $0.3 million or 1%.

  Net Interest and Amortization. Net interest and amortization of deferred debt cost for fiscal 1995 was $21.2 million compared to $26.5 million in fiscal 1994, a decrease of $5.3 million or 20%. The decrease was due to substantially lower debt levels as cash from operations was used to retire $51.4 million in long-term debt during fiscal 1995.

  Minority Interest. Minority interest for fiscal 1995 was $23.2 million compared to $8.3 million for fiscal 1994, an increase of $14.9 million. The increase reflects higher net income of Buckeye Florida Partners, in which Procter & Gamble Cellulose held a 50% limited partnership interest during the period.

  Income Taxes. Income taxes for fiscal 1995 were $12.5 million compared to $7.3 million for fiscal 1994, an increase of $5.2 million, due to higher earnings. The effective tax rate was 36.5% for fiscal 1995 compared to 35.9% for fiscal 1994.

  Net Income. Net income for fiscal 1995 was $21.7 million compared to $13.0 million for fiscal 1994, an increase of $8.7 million or 67%, primarily as a result of the factors described above.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1994 AND JUNE 30, 1993

  Net Sales. Net sales for fiscal 1994 were $371.5 million compared to $346.5 million in fiscal 1993, an increase of $25.0 million or 7%. This increase was entirely due to a 12% increase in unit sales volume. The volume increase was the result of prompt action taken by the Company's new owners shortly after the Acquisitions to reduce excess inventories which had been accumulated by the Predecessor. This increase in unit sales volume was partially offset by a 4% average decrease in unit sales prices. The unit sales price decreases reflect a pulp market with an excess of supply over demand, which resulted in strong price competition.

  Gross Margin. Gross margin for fiscal 1994 was $79.7 million compared to $70.7 million in fiscal 1993, an increase of $9.0 million or 13%. The increase was primarily the result of higher unit sales volume. Lower raw material prices and manufacturing costs were largely offset by the decrease in sales prices.

  Selling, Research and Administrative Expenses. Selling, research, and administrative expenses for fiscal 1994 totalled $24.0 million and are not directly comparable to the combined expenses of the Company and the Predecessor for the prior year, as described in the footnotes to "Selected Consolidated Financial Data."

  Net Interest and Amortization. Net interest and amortization of deferred debt costs for fiscal 1994 were $26.5 million compared to $10.2 million in the period March 16, 1993 through June 30, 1993. The Predecessor did not assign interest costs to operating units.

  Minority Interest. Minority interest for fiscal 1994 totalled $8.3 million compared to $3.1 million in the period March 16, 1993 through June 30, 1993.

  Income Taxes. Income taxes for fiscal 1994 were $7.3 million compared to $2.9 million in the period March 16, 1993 through June 30, 1993. The Predecessor's results of operations do not reflect any income tax expense.

  Net Income. Net income for fiscal 1994 was $13.0 million compared to $4.7 million for the period March 16, 1993 through June 30, 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Since the P&G Acquisitions, cash required for operating expenses, capital expenditures and debt service obligations has been provided principally by cash flows from operating activities, the net proceeds from sales of debt and equity securities, the proceeds of the loans provided by Proctor & Gamble Cellulose in connection with the P&G Acquisitions, and borrowings under bank credit facilities. Total indebtedness has been reduced significantly, from $361.9 million at March 16, 1993 to $197.4 million at March 31, 1996, a reduction of $164.5 million.

  Cash provided by operating activities was $42.2 million for the nine months ended March 31, 1996. During this period, inventories increased by $28.6 million as a result of higher lint prices and decreased shipments. Cash provided by operating activities was $77.8 million for fiscal 1995, $86.4 million for fiscal 1994 and $73.3 million for the period March 16, 1993 to June 30, 1993, for a cumulative total of $279.7 million since the P&G Acquisitions. These funds from operations, plus proceeds of $13.1 million from the sale of Common Stock were used for three primary purposes: (i) to reduce total indebtedness by $164.5 million (ii) for capital expenditures totalling $67.8 million and (iii) to purchase the minority interest of Procter & Gamble Cellulose in Buckeye Florida Partners for $62.1 million.

  Capital expenditures for maintenance, product improvements and cost saving projects were $22.3 million for the nine months ended March 31, 1996, $24.9 million and $15.7 million for fiscal 1995 and fiscal 1994, respectively, and $4.9 million for the period March 16, 1993 to June 30, 1993. The Company used all of the expenditures to purchase, modernize and upgrade production equipment and to maintain its facilities. Capital expenditures for fiscal 1996 are expected to be approximately $36.0 million. Additionally, the Company expects to spend over $175.0 million during fiscal 1997 through fiscal 2000 to maintain facilities, upgrade products and meet environmental capital spending needs.

  At March 31, 1996, the Company's long-term indebtedness was $197.4 million, including $149.5 million under the Existing Senior Subordinated Notes, $6.9 million under the Existing Senior Notes and $41.0 million under the Bank Credit Facility, and shareholders' equity was $127.6 million. At such date, the Company had $2.9 million in short-term investments and $91.1 million of unused borrowing capacity.

  The net proceeds from the Offering will be used for the Company Stock Repurchase and to finance a substantial portion of the Alpha Acquisition or, pending completion of the Alpha Acquisition, to reduce outstanding borrowings under the Bank Credit Facility. The Company's total debt will be approximately $ 351.8 million following this Offering and the Alpha Acquisition.

  The Company believes that its cash flow from operations, together with borrowings available under the Bank Credit Facility and the net proceeds from the Offering, will be sufficient to fund operating expenses, capital expenditures and debt service requirements for the foreseeable future and to fund the Company Stock Repurchase and the Alpha Acquisition.

ENVIRONMENTAL MATTERS

  The Company has reached an agreement (the "Fenholloway Agreement") with the Florida Department of Environmental Protection based upon the results of the recently completed Fenholloway River reclassification analysis. In order to comply with the Fenholloway Agreement, the Company expects to invest approximately $39.0 million through fiscal 1999. In addition to capital spending pursuant to the Fenholloway Agreement, the Company projects that it will spend approximately $14.0 million in environmental capital expenditure costs through fiscal 2000, consisting of the estimated costs to comply with the cluster rule regulations, when promulgated. See "Business--Environmental Matters."

INFLATION

  The Company believes that inflation has not had a material effect on its results of operations or financial condition during recent periods.

SEASONALITY

  The Company's business has generally not been seasonal to any significant extent.

                                   BUSINESS

GENERAL

  The Company is a leading manufacturer and worldwide marketer of high-quality, value-added specialty cellulose pulps. The Company focuses on a wide array of technically demanding niche markets in which its proprietary products and commitment to customer technical service give it a competitive advantage. Buckeye is the world's only manufacturer of both wood-based and cotton linter-based specialty cellulose pulps and, as such, produces the broadest range of specialty pulps in the industry. The Company believes that it has a leading position in most of the high-end niche markets in which it competes. Buckeye's focus on niche specialty pulp markets has enabled it to maintain consistently strong margins, even during downturns in the commodity pulp markets.

  The cellulose pulp market generally can be divided into two categories: commodity pulps and specialty cellulose pulps. The Company participates exclusively in the estimated $7 billion annual specialty cellulose pulp market, which accounts for approximately 3% of the total cellulose pulp market. Specialty cellulose pulps are used to impart unique chemical or physical characteristics to a broad and diverse range of specialty end products. Specialty cellulose pulps generally command higher prices and tend to be less cyclical than commodity pulps. The more demanding performance requirements for specialty cellulose pulps limit customers' ability to substitute other products.

  The Company has manufactured specialty cellulose pulps for nearly 75 years. The Company's specialty pulps can be broadly grouped into three categories: chemical cellulose pulps, absorbent pulps and customized paper pulps. Chemical cellulose pulps (41% of fiscal 1995 sales) are used to impart purity, strength, transparency, and viscosity in the manufacture of diversified products such as food casings, rayon filament, photographic film, transparent tape, acetate plastics, and thickeners for food, cosmetics, and pharmaceuticals. Absorbent pulps (39% of fiscal 1995 sales) are used to increase absorbency and fluid transport in products such as disposable diapers, feminine hygiene products, and adult incontinence products. Customized paper pulps (20% of fiscal 1995 sales) are used to provide porosity, color permanence, and tear resistance in automotive air and oil filters, premium letterhead, currency paper, stock certificates, and personal stationery.

  The Company's commitment to research and development focuses on introducing new specialty cellulose pulps, improving the performance of its existing cellulose pulps, and creating new applications for its products. Buckeye developed one of the earliest commercial processes to purify cotton linters for conversion into cellulose acetate for use in photographic film. Buckeye was also the first to develop a new application that enabled fluff pulp to be used as the absorbent core of disposable diapers. Today, the Company's research and development scientists are working on the next generation of specialty cellulose pulps for both new and current applications such as thin diapers, high-performance automotive filters and cellulose ethers.

  The Company manufactures approximately 600,000 metric tons of specialty pulp annually at its three plants in the United States and Germany. Since 1983, Buckeye has invested over $400.0 million in its two U.S. plants and believes that both are state-of-the-art manufacturing facilities. The Foley Plant has an annual capacity of approximately 450,000 metric tons. The Memphis Plant has an annual capacity of approximately 100,000 metric tons. In addition, in May 1996 the Company acquired the Temming Business, which has an annual capacity of approximately 50,000 metric tons at the Gluckstadt Plant.

  The Company's customer base is broadly diversified both geographically and by end-use markets. The Company's fiscal 1995 sales reflect this geographic diversity, with 30% of sales in the United States, 30% in Europe, 26% in Asia and 14% in other regions. Buckeye works closely with customers through all stages of product development and manufacture in order to tailor products to meet each customer's specific requirements. The Company's commitment to product quality, dedication to customer technical service, and responsiveness to changing customer needs have enabled the Company to develop and strengthen long-term alliances with its customers. Over 70% of fiscal 1995 sales were to firms who have been customers of Buckeye for over 30 years. Procter & Gamble, the world's largest diaper manufacturer, purchases virtually all of the Company's current annual production of absorbent pulps pursuant the Pulp Supply Agreement. Procter & Gamble is the Company's largest customer, accounting for approximately 39% of the Company's fiscal 1995 net sales. The Company's other large customers include Akzo Nobel N.V. (rayon filament and cellulose ethers),
A. Ahlstrom Corporation (automotive filter paper), Hercules Incorporated (cellulose ethers) and Eastman Chemical Company (cellulose acetate).

INDUSTRY OVERVIEW

  Cellulose pulp is a raw material derived from trees and other plants that is used in the manufacture of paper, tissue products, packaging materials, and a vast number of other end-use products. The Company estimates that worldwide cellulose pulp production totalled over 200 million metric tons in 1994. Cellulose pulp can generally be divided into two categories, commodity pulps and specialty pulps.

  Commodity pulps account for approximately 97% of cellulose pulp products and are used in ordinary printing and writing paper, tissue products, and packaging material. End users of commodity pulps typically maintain manufacturing flexibility to utilize a large range of alternative cellulose pulps, with substitution made primarily on the basis of price.

  The Company estimates that the worldwide specialty pulp market generates annual sales of approximately $7 billion. Specialty cellulose pulps are distinguished from commodity pulps by the unique chemical or physical characteristics that they impart to a broad and diverse range of end-use products. These important raw materials are used in the production of food casings, rayon filament, acetate fibers, photographic film, acetate plastics, thickening agents, disposable diapers, feminine hygiene products, adult incontinence products, automotive filters, premium letterhead, currency paper, stock certificates and personal stationery. Specialty pulps are generally priced higher than commodity pulps, and the specialty pulps manufactured from cotton linters are generally priced at the top of the specialty pulp price range because they are the purest form of cellulose.

  Due to the fact that specialty cellulose pulps are used in technically demanding niches, a higher level of cellulose quality, uniformity, and customer technical support is required. It is therefore significantly more difficult for a customer to shift from one specialty pulp to another. Only a relatively small number of producers can meet the demands of the specialty cellulose pulp market, and consequently they are insulated from the degree of price competition and cyclicality experienced in the commodity pulp markets. To the Company's knowledge, no expansion of specialty cellulose pulp capacity has been announced or is under construction in the high-end applications in which the Company primarily competes. The Company believes that expansion in the specialty pulp market through the construction of new facilities would take at least two to three years to be completed.

COMPANY STRATEGY

  The Company's strategy is to continue to strengthen its position as a leading supplier of specialty cellulose pulps. The Company believes that it can continue to expand its market share, increase its profitability, and decrease its exposure to cyclical downturns by pursuing the following key strategic objectives:

 Focus on Technically Demanding Niche Markets

  The Company concentrates on high-end, technically demanding specialty pulp niches in which only a limited number of cellulose pulp producers have the ability to compete effectively. Buckeye's specialty cellulose pulps generally command higher prices and tend to be less cyclical than commodity pulps. Competition in these niches is based on product performance, technical service, and, to a lesser extent, price. The Company continues to increase the portion of its business in the most technically demanding (and therefore least cyclical) applications, such as filters, ethers and acetate fibers. Consequently, Buckeye is reducing its participation in the least technically demanding specialty pulp applications.

 Develop Proprietary Product Innovations

  The Company focuses on the development of innovative and proprietary products that are tailored to the specific chemical and physical requirements of its customers. Buckeye's research and development activities concentrate on developing new specialty cellulose pulps, enhancing existing pulps, and creating new applications for its pulps. Company scientists are working on the next generation of specialty cellulose pulps for both new and current applications such as thin diapers, high-performance automotive filters, and cellulose ethers.

  The Company has an extensive record of new product development. The Company developed one of the earliest commercial processes to purify cotton linters for conversion into cellulose acetate used in making photographic film. Buckeye was also among the first to employ cold caustic extraction technology to produce high-purity wood pulps for use in rayon tire cord and food casings. In addition, the Company was the first to commercialize mercerized southern softwood pulp as the porosity-building fiber in automotive air and oil filter applications. It was also the first to develop a new application to enable fluff pulp to be used as the absorbent core of disposable diapers. Buckeye's most recent product developments include a higher-purity pulp for food casings and a high-viscosity ether pulp yielding superior thickening performance.

 Strengthen Long-Term Alliances With Customers

  The Company builds long-term alliances with customers who are market leaders in their industries and in the geographic markets that they serve. Buckeye works closely with customers through all stages of product development and manufacture in order to tailor products to meet each customer's unique needs, making substitution of competing products more difficult. The Company's commitment to product quality, dedication to customer technical service, and responsiveness to changing customer needs have enabled the Company to develop and strengthen long-term alliances with its customers. Over 70% of Buckeye's fiscal 1995 sales were to purchasers who have been customers of Buckeye for over 30 years.

 Expand Capacity To Support Growing Demand

  Buckeye plans to expand its capacity and global presence in specialty cellulose pulp markets through joint ventures with customers who are leaders in their respective markets and through selective acquisitions. The Company will also seek to increase capacity at its existing facilities. To further this goal, the Company acquired the Temming Business in May 1996.

  In April 1996, the Company entered into the Alpha Agreement. The addition of Alpha's Lumberton, North Carolina facility would increase the Company's annual capacity by approximately 50,000 metric tons. The Alpha Acquisition, if consummated, will expand the Company's range of products in the customized paper pulp market, and will provide synergies in operating costs, product development and customer service. Subject to the satisfaction of certain conditions and the expiration or other termination of the applicable waiting period (including any extensions thereof) under the HSR Act, the consummation of the Alpha Acquisition is expected to occur in early fiscal 1997. The Alpha Agreement provides each of the parties thereto with an option to terminate the agreement if the closing of the Alpha Acquisition has not occurred on or before July 25, 1996. The Company is also considering other acquisition and joint venture opportunities to expand capacity, although it has not yet entered into any agreements to do so.

PRODUCTS

  The Company believes that it is the only specialty cellulose pulp producer offering both wood-based and cotton linter-based products and, accordingly, produces a broader range of specialty pulps than any of its competitors. Buckeye believes that it has a leading position in most of the high-end niche markets in which it competes. The Company's specialty pulps can be broadly grouped into chemical cellulose pulps, absorbent pulps and customized paper pulps. The following table summarizes the unique product attributes and end-use applications of Buckeye's specialty cellulose pulps:

            PERCENTAGE
            OF FISCAL
  PRODUCT   1995 GROSS
  GROUPS      SALES      UNIQUE PRODUCT ATTRIBUTES         END-USE APPLICATIONS
  -------   ----------   -------------------------         --------------------
CHEMICAL
 CELLULOSE
 PULPS         41%
  Food                 Purity and strength            Hot dog and sausage casings
   Casings
  Rayon                Strength and heat stability    Coat linings, fashion wear,
   Filament                                           and tire, belt, and hose
                                                      reinforcement
  Ethers               High viscosity, purity, and    Thickeners for food, cosmetics,
                       solution clarity               pharmaceuticals, and
                                                      construction materials
  Acetate              Permanent transparency         High quality plastics,
   Fibers,             and uniformity                 transparent tape, photographic
   Films,                                             film and fiber
   and
   Plastics
ABSORBENT      39%     Absorbency and fluid transport Disposable diapers, feminine
 PULPS                                                hygiene products, and adult
                                                      incontinence products
CUSTOMIZED
 PAPER
 PULPS         20%
  Filters              High porosity and product life Automotive, laboratory, and industrial filters
  Premium              Aesthetics, color permanence,  Letterhead, currency, stock
   Papers              and tear resistance            certificates, and personal
                                                      stationery

 Chemical Cellulose Pulps

  Chemical cellulose pulps, frequently referred to as dissolving pulps, are dissolved in chemical solutions which modify the molecular properties of the cellulose before it is regenerated to form an end-use product. Chemical cellulose pulp, a highly purified material, is the basic ingredient in the production of food casings, rayon filament, photographic film, transparent tape, acetate plastics, and thickeners for food, cosmetics, and pharmaceuticals. Chemical cellulose pulps are selected for these applications for their chemical and molecular, rather than physical, properties.

  The Company is one of the world's largest manufacturers of chemical cellulose pulp. Buckeye believes that it is well positioned to participate in the continued steady growth of the chemical cellulose markets in which it competes.

 Absorbent Pulps

  Absorbent pulp, frequently referred to as fluff pulp, is used in applications such as disposable diapers, feminine hygiene products, and adult incontinence products. Absorbent pulps are selected for these applications for their special physical properties. The Company believes that the long, thick-walled slash pine fiber used in the production of the Company's fluff pulp contributes to its excellent quality in terms of absorbency, fluid transport, and structural integrity. The performance of Buckeye's fluff pulp allows reduced quantities to be used in the manufacture of diapers relative to competitive pulps.

  The Company is one of the world's major producers of absorbent pulps. While the volume of fluff pulp used in disposable diapers is negatively impacted by a move to thinner diapers, this has been more than offset by the increased use of disposable diapers in less developed countries, such as China and India, as well as growth in the use of training pants and adult incontinence products. The Company's understanding of the technology of absorbent products positions it to participate in this growth.

 Customized Paper Pulps

  Customized paper pulps are selected for their special physical properties in filter and premium paper applications. Automotive air filters require high porosity so that large volumes of air can flow freely through the filter while extraneous particles are removed. Cotton linter pulps are used in currency paper, stock certificates, and wedding invitations, because the papers need to be long-lived, retain their original color, and resist tearing in use. Additionally, the Company's customized paper pulps are used in other high-performance applications, including laboratory and industrial filters, battery separators, printed circuits, decorative laminates, maps and personal stationery.

  Buckeye is the world's only manufacturer of both wood-based and cotton linter-based customized paper pulps. The special nature of the Company's customized paper pulps allows the Company to participate effectively in the relatively stable markets for these highly technical applications. Customized paper pulps for automotive air and oil filters demonstrate steady growth because a large majority of such filters are sold in the after-market and are therefore less influenced by variations in the market for new cars.

SALES AND CUSTOMERS

  The Company continually seeks to enhance its long-term relationships with customers who are market or technological leaders in their respective industries in order to further solidify the customer base for the Company's products. Buckeye's products are marketed and sold through a highly trained and technically skilled in-house sales force. The Company maintains sales offices in Memphis, Tennessee and Geneva, Switzerland. The Company's worldwide sales are diversified by geographic region as well as end-product application. Buckeye's sales of specialty pulps are distributed to customers worldwide. The Company's fiscal 1995 sales reflect this geographic diversity, with 30% of sales in the United States, 30% in Europe, 26% in Asia and 14% in other regions.

  The high-end, technically demanding specialty pulp niches that Buckeye serves require a higher level of sales and technical service support than do commodity pulp sales. The Company's technically trained sales and service engineers have worked for the Company for an average of over 20 years and typically began their careers in the Company's manufacturing or product development operations. These professionals work with customers in their plants to design pulps tailored precisely to their product needs and manufacturing processes.

  Procter & Gamble, the world's largest diaper manufacturer, is the Company's largest customer, accounting for 39% of the Company's fiscal 1995 net sales. The Company and Procter & Gamble have entered into a long-term Pulp Supply Agreement, which requires Procter & Gamble to purchase a specified tonnage (currently substantially all of the Company's output) of the Company's fluff pulp through the year 2002, subject to gradual reduction at either party's option in the final two years of the agreement if it has not been renewed. Shipments of fluff pulp under the Pulp Supply Agreement are made to Procter & Gamble affiliates worldwide, as directed by Procter & Gamble. The price of the fluff pulp sold pursuant to the Pulp Supply Agreement is based in the first six years of the Pulp Supply Agreement's term on a formula specified in the Pulp Supply Agreement. Pricing in the years 1999 and 2000 will be at the higher of the contract formula price or market and pricing in the years 2001 and 2002 will be at market. The formula price has three components: (i) a periodic margin adjustment, (ii) a general escalation component based on Consumer Price Index changes, and (iii) a provision to adjust for all actual changes in the price of timber, the major raw material component of the pulp purchased under the contract. Buckeye's other large customers include Akzo Nobel N.V. (rayon filament and cellulose ethers), A. Ahlstrom Corporation (automotive filter paper), Hercules Incorporated (cellulose ethers), and Eastman Chemical Company (cellulose acetate).

  Substantially all of the Company's worldwide sales are denominated in U.S. dollars, and such sales are not subject to exchange rate fluctuations. Because the cost of shipping is borne by the customer, Buckeye's margin on a sale to any given customer is similar regardless of a customer's location. The Company's products are shipped by rail, truck and ocean carrier.

RESEARCH AND DEVELOPMENT

  The Company's research and development activities focus on developing new specialty cellulose pulps, improving existing products, and enhancing process technologies to further reduce costs and respond to environmental needs. Buckeye has pilot plant facilities in which to produce experimental pulps for qualification in customers' plants. The Company has a history of innovation in specialty cellulose pulps. The Company's latest product developments include:

  . a higher porosity automotive air filter pulp providing a 50% increase in air permeability;

  . a higher purity pulp for food casings;

  . a highly uniform acetate wood pulp;

  . a higher viscosity ether pulp yielding superior thickening performance;
    and

  . a process technology coupled with customized refining providing improved cotton linter paper pulps.

RAW MATERIALS

  Slash pine timber and cotton linters are the principal raw materials used in the manufacture of the Company's specialty pulps. The region surrounding the Foley Plant has a high concentration of slash pine timber, which enables Buckeye to purchase adequate supplies of a species well suited to its products at an attractive cost. In order to be better assured of a secure source of wood at reasonable prices, the Company entered into the Timberlands Agreement and the Timber Purchase Agreement (collectively, the "Timber Supply Agreements") with Procter & Gamble. Under the terms of the Timberlands Agreement, the Company agreed to purchase an annual percentage of the slash pine timber harvest from specified timberlands near the Foley Plant, which percentage is initially set at 85% and is gradually reduced to 60% by the final year of the Timberlands Agreement. The purchase price for such timber is established according to a market-based formula set forth in the Timberlands Agreement and is annually adjusted to take into account pricing conditions in the Florida counties in which the covered timberlands are located. In addition, the Company has a right of first offer on a substantial portion of slash pine timber located on the timberlands and not initially purchased pursuant to the Timberlands Agreement. Under the terms of the Timber Purchase Agreement, Buckeye agreed to purchase from Procter & Gamble Cellulose its rights to harvest certain third party timber reserves at a purchase price determined according to a formula provided in the Timber Purchase Agreement. In fiscal 1995, timber acquired pursuant to the Timber Supply Agreements accounted for approximately 33% of the Company's total wood purchases. These Timber Supply Agreements grant easements to both the Company and the timberland owners with respect to the areas covered by the Timber Supply Agreements, including the Foley Plant, to access and use the areas as necessary to conduct the harvesting operations contemplated by the Timber Supply Agreements. The

Timberlands Agreement has an initial term of ten years and is subject to two renewals at Buckeye's option for five and three years, respectively, which, if exercised, would result in the Timberlands Agreement's extension through 2010. The term of the Timber Purchase Agreement expires in 2003. As of July 8, 1994, all of Procter & Gamble's interests in the timberlands subject to the Timber Supply Agreements, together with its rights and obligations with respect to such Timber Supply Agreements (other than certain expressly excluded obligations retained by Procter & Gamble), were assigned to Foley Timberland Company, L.P., a third party unrelated to either Procter & Gamble or the Company.

  The Company purchases cotton linters either directly from cotton seed oil mills who remove these short, fuzzy linters before processing the seed into vegetable oil and animal feed or indirectly through agents or brokers. The Memphis Plant is strategically located in the Mississippi Valley, one of the largest cotton linter producing regions in the world. Generally, the Company purchases substantially all of its requirements of cotton linters for the Memphis Plant domestically. The Gluckstadt Plant purchases cotton linters principally from suppliers in the Middle East.

COMPETITION

  The competitive environment in which the Company operates is concentrated among a relatively few specialty pulp producers when compared with the much larger commodity pulp market. Buckeye's competitors include Alfa Celulosa de Mexico S.A. (Mexico), Borregaard Industries Ltd. (Norway), Georgia-Pacific Corporation (U.S.), International Paper Company (U.S.), Louisiana-Pacific Corporation (U.S.), Rayonier Inc. (U.S.), Sappi Limited (South Africa), Southern Cellulose Products Inc. (U.S.), Tembec Inc. (Canada), Western Pulp Limited Partnership (Canada), and Weyerhaeuser Company (U.S.). Competition in specialty cellulose pulp markets is based on product performance, technical service, and, to a lesser extent, price. Southern Cellulose Products Inc. was recently acquired by Archer Daniels Midland, a subsidiary of which supplies cotton linters to the Company.

  The Company produces a broader range of specialty pulps than any of its competitors and is the only specialty cellulose pulp producer offering both wood-based and cotton linter-based products. Buckeye is the world's largest cotton linter pulp producer. The Company believes that the number of specialty pulp producers is unlikely to increase significantly in the foreseeable future given the substantial investment and technological expertise required to enter this market.

INTELLECTUAL PROPERTY

  The Company currently holds four U.S. patents, three foreign patents and has one application in preparation. In addition, it has access to royalty-free licenses for five U.S. patents and two foreign patents. Buckeye intends to maintain its patents, file the application in preparation, and file applications for any future inventions which are deemed to be important to its business operations. The Company has four trademarks, including the name Buckeye(R).

PROPERTIES

  Corporate Headquarters and Sales Offices. The Company's corporate headquarters, research and development laboratories, and pilot plants are located in Memphis, Tennessee. The Company owns the corporate headquarters, the Memphis Plant, the Foley Plant and the Gluckstadt Plant and leases sales offices in Geneva, Switzerland and distribution facilities in Savannah, Georgia.

  Memphis Plant. The Memphis Plant is located on a 60-acre site adjacent to the headquarters complex. The Company believes that the Memphis Plant utilizes a state-of-the-art continuous pulping process. During fiscal 1996, its capacity was expanded to approximately 100,000 annual metric tons. The Memphis Plant is ISO 9002 certified.

  Foley Plant. The Foley Plant is located at Perry, Florida, on a 2,900 acre site. The Company also owns 13,000 acres of real property near the plant site. The Foley Plant is a state-of-the-art facility with two separate production lines and has been continuously modernized and expanded to a current capacity of approximately 450,000 annual metric tons. The Foley Plant has operated at full capacity for over 30 years. In 1994, the Foley Plant was selected by Plant Engineering Magazine and the American Institute of Plant Engineers as the sole winner of the annual North American Maintenance Excellence Award. The Foley Plant is ISO 9002 certified.

  Gluckstadt Plant. The Gluckstadt Plant is located in close proximity to the Elbe River near Hamburg. The site is adjacent to the paper plant of Steinbeis Temming Papier GmbH. Some utilities, including steam, power, water and waste treatment, are shared between the plants pursuant to various utility agreements. The Gluckstadt Plant is the largest specialty pulp plant based on cotton linters in Europe. The plant is ISO 9002 certified.

EMPLOYEES

  The Company's U.S. work force includes multi-skilled work teams at both its Memphis and Foley plants. These multi-skilled teams are technically proficient and are characterized by low turnover and a high commitment to the success of the Company. Each employee has the opportunity to earn an annual bonus predicated on Buckeye's success in achieving its business goals. The Company's U.S. employees have an average tenure of 17 years.

  On May 1, 1996, the Company employed approximately 1,400 individuals at its facilities in Memphis, Tennessee; Perry, Florida; Savannah, Georgia; Gluckstadt, Germany and Geneva, Switzerland. Collective bargaining agreements are in place at the Foley Plant with the United Paper Workers International Union, AFL-CIO, Local #1192; and at the Memphis Plant with the Pulp and Processing Workers of the Retail, Wholesale, and Department Store Union, AFL-CIO, Local #910. The agreement for the Foley Plant covers the period April 1, 1995 to April 1, 1998. The agreement for the Memphis Plant covers the period March 18, 1994 to March 18, 1997. Approximately 54% of the Company's employees are members of these two unions. A Works Council provides employee representation for all non-management workers at the Gluckstadt Plant.

  The Foley Plant has not experienced any work stoppages due to labor disputes in over 30 years, and the Memphis Plant has not experienced any work stoppages due to labor disputes in over 45 years. The Company believes its relationship with its employees is very good.

ENVIRONMENTAL MATTERS

  Like its competitors in the pulp and paper industry, the Company's facilities and operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations. Buckeye devotes significant resources to maintaining compliance with such requirements and believes that its facilities and operations are in substantial compliance with all such requirements. The Company expects that, due to the nature of its operations, it will be subject to increasingly stringent environmental requirements (including anticipated standards applicable to waste water discharges and air emissions) and will continue to incur substantial costs to comply with such requirements. Based upon its understanding of current and anticipated requirements, the Company believes that continued compliance with environmental requirements will not have a material adverse effect on its business, results of operations or financial condition and will not adversely affect the Company's competitive position, because the Company's U.S. competitors are subject to similar requirements. In addition, the nature of Buckeye's cotton linter pulp process historically has not given rise to significant environmental compliance or liability issues. However, given the uncertainties associated with predicting the scope of future requirements and the retroactive nature of certain environmental liabilities, there can be no assurance that the Company will not in the future incur material environmental compliance costs or liabilities.

  The Foley Plant discharges treated waste water into the Fenholloway River. The Fenholloway River is currently classified under Florida statutes as a Class 5 (industrial) stream. Under the federal Clean Water Act, the State of Florida is required to perform an analysis every three years of the feasibility of reclassifying the river to Class 3 ("fishable/swimmable") status. Such an analysis recommending reclassification was completed in early 1994 and approved by the Florida Department of Environmental Protection at an administrative hearing in December 1994. At this administrative hearing, the Company and the State of Florida reached agreement on a plan to attain Class 3 objectives, which relies primarily on the laying of extensive pipeline by the Company to relocate the Foley Plant's waste water discharge point. The plan also includes process changes in the Foley Plant designed to reduce the coloration of its waste water discharge, provide oxygen enrichment of the effluent prior to discharge and restore certain wetlands areas. The reclassification will not become effective until December 1997 (with a final compliance deadline of December
1999) to allow Buckeye to obtain all the necessary permits for implementation of the approved plan and to complete construction of the pipeline and the treatment upgrades. The Company estimates that implementation of the approved plan will result in capital expenditures of approximately $39.0 million, the majority of which will likely be expended during fiscal 1998 and fiscal 1999.

  Prior to 1992, the Foley Plant discharged waste water to the Fenholloway River under a federal permit issued in 1987. In June 1992, the EPA issued a renewal permit imposing more stringent requirements, including the testing for chronic toxicity and dioxin. Each of the Company and certain environmental advocacy groups requested an evidentiary hearing before the EPA to contest portions of the renewal permit. Certain aspects of all such requests were granted in June 1994, although no date for the hearings has yet been set. The provisions contested by the Company have been temporarily stayed pending the hearings, and the Company continues to operate under the 1987 permit and the uncontested provisions of the 1992 permit. The Company currently expects to obtain a new permit through DEP's newly delegated NPDES permit program by the end of 1996 and that issuance of this state permit will render moot the above-described EPA permit renewal proceeding. The Company does not currently anticipate any material capital expenditures associated with wastewater discharge compliance other than those described above with respect to the Fenholloway River reclassification.

  In 1993, the EPA issued a set of proposed regulations for the pulp and paper industry addressing the emissions of "hazardous air pollutants" under the Clean Air Act and waste water discharges under the Clean Water Act, commonly known as the "cluster rules." The Company is examining and evaluating the potential impact of the cluster rules, as proposed, on its operations and capital expenditures over the next several years. The Company believes that the proposed cluster rules will likely be amended significantly prior to their promulgation, which is currently anticipated to occur in 1997, with compliance to be phased in between 1999 and 2002. Although the Company anticipates that significant capital expenditures for environmental control equipment and related costs will be required to comply with the cluster rules when promulgated (which the Company currently projects will be approximately $14.0 million through fiscal 2000), such expenditures are not likely to have a material adverse effect on the Company's business, results of operations or financial condition.

  The Company projects that it will spend approximately $53.0 million in environmental capital expenditure costs through fiscal 2000, which expenditures include the costs to implement its river reclassification plan (the $39.0 million expenditure mentioned above) and estimated costs to comply with the cluster rule regulations, when promulgated.

  The Foley Plant is on the EPA Comprehensive Environmental Response, Compensation and Liability Information System ("CERCLIS") list of potential hazardous substance release sites prepared pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). The EPA conducted a site investigation in early 1995. Although the Company considers it unlikely that the Foley Plant will be listed on the CERCLA National Priorities List and hence require remedial action, the possibility of such listing cannot be ruled out. If the site were to be placed on the National Priorities List, the costs associated with conducting a CERCLA remedial action could be material.

  The Foley Plant has also been the subject of certain additional environmental and public health assessments, including a study being conducted by the federal Agency for Toxic Substance and Disease Registry ("ATSDR"). ATSDR advised the Company in early 1993 of its interest in conducting a public health assessment at the Foley Plant. In the spring of 1994, ATSDR orally informed the Company that its investigation had not identified any significant concerns related to the Foley Plant or groundwater conditions. To date ATSDR has not issued any reports.

  The Company is aware that Procter & Gamble Cellulose has been named a potentially responsible party ("PRP") pursuant to CERCLA with respect to certain disposal sites associated with its operations of the Foley Plant and the Memphis Plant prior to the P&G Acquisitions. With respect to all such sites, Procter & Gamble Cellulose has retained all liability and has agreed to indemnify the Company. Buckeye has received no notices of potential liability with respect to any site since the P&G Acquisitions.

  Four lawsuits are currently pending in U.S. District Court in Tallahassee, Florida alleging that hazardous substance releases associated with the Foley Plant have adversely affected groundwater and property values. Previously, the court had denied a motion seeking class certification for Foley-related lawsuits and had dismissed a number of similar lawsuits against the Company for failure to meet a $50,000 damage threshold for federal jurisdiction. The Company believes that the remaining four lawsuits are without merit and is defending against them vigorously. There can be no assurance, however, that adverse judgments will not be rendered in these matters or that the damages associated with such judgments would not be material.

  In connection with the acquisition of the Foley Plant from the C&S Division, Procter & Gamble Cellulose agreed to provide certain limited environmental indemnification rights to the Company, which rights apply, among other things, to all pre-acquisition offsite disposal of waste from the Foley Plant. In connection with the Company's acquisition of the Memphis Plant, Procter & Gamble Cellulose agreed to provide a comprehensive environmental indemnification to Buckeye with respect to environmental liabilities (including any "Superfund" liabilities for offsite disposal of waste) arising from the operation of the Memphis Plant prior to such acquisition.

  As of March 31, 1996, the Company had established reserves of $4.2 million to address certain environmental matters. Because an environmental reserve is not established until a liability is determined to be probable and reasonably estimable, not all potential future environmental liabilities are covered by the Company's reserves. Accordingly, there can be no assurance that the Company's environmental reserves will be sufficient to meet the Company's obligations, and additional earnings charges are possible.

LEGAL PROCEEDINGS

  The Company is a party to various claims, complaints and other legal actions that have arisen in the normal course of business from time to time. Other than the lawsuits relating to the Foley Plant discussed in "Environmental Matters," the Company is not currently involved in any legal proceedings, which, in the aggregate, could be expected to have a material adverse effect on its business, results of operations or financial position.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning each of the Company's directors and executive officers as of May 31, 1996:

      NAME                AGE POSITION
      ----                --- --------
      Robert E. Cannon    66  Chairman of the Board, Chief Executive Officer,
                               and Director
      David B. Ferraro    58  President, Chief Operating Officer and Director
      Herman P. van Eck   65  Vice President, Sales
      George B. Ellis     55  Vice President, Manufacturing
      Samuel M. Mencoff   39  Director
      Justin S. Huscher   42  Director
      Red Cavaney         53  Director
      Henry F. Frigon     61  Director
      Harry J. Phillips,  66  Director
       Sr.

  The Board currently consists of seven directors, who are divided into three classes, as nearly equal in number as possible. At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their successors are duly elected and qualified. The Board has the power to appoint the officers of the Company. Each officer will hold office for such term as may be prescribed by the Board and until such person's successor is chosen and qualified or until such person's death, resignation or removal. There are two committees of the Board: the Compensation Committee and the Audit Committee.

  Robert E. Cannon has served as Chairman and Chief Executive Officer of the Company since the P&G Acquisitions in March 1993. Prior to the P&G Acquisitions, Mr. Cannon served as Dean of the College of Management, Policy and International Affairs at Georgia Tech from 1991 through 1992. Mr. Cannon retired from Procter & Gamble in 1991 as a Senior Vice President of Procter & Gamble, a position he had occupied since 1989. From 1981 through 1989, Mr. Cannon served as Group Vice President of Procter & Gamble Industrial Products, a division which included the operations of the Predecessor. Mr. Cannon also served as President of the C&S Division from 1971 through 1981 and joined Procter & Gamble in 1954.

  David B. Ferraro has served as President and Chief Operating Officer of the Company since the P&G Acquisitions in March 1993. Prior to the P&G Acquisitions, Mr. Ferraro served as Manager of Strategic Planning of Procter & Gamble from 1991 through 1992. Mr. Ferraro served as the C&S Division's President from 1989 through 1991, as its Executive Vice President and Manager of Commercial Operations from 1987 through 1989 and as its Comptroller beginning in 1973. Mr. Ferraro joined Procter & Gamble in 1964 and held various management positions.

  Herman P. van Eck has served as Vice President, Sales of the Company since the P&G Acquisitions in March 1993. Mr. van Eck served as Manager of European Sales of the C&S Division from 1988 until the P&G Acquisitions. Mr. van Eck joined Procter & Gamble in 1957 and held various sales management positions.

  George B. Ellis has served as Vice President, Manufacturing of the Company since the P&G Acquisitions in March 1993. Prior thereto, Mr. Ellis had served as Vice President, Product Supply of the C&S Division since 1988. Mr. Ellis joined Procter & Gamble in 1962 and held various engineering, operations and manufacturing management positions in the C&S Division.

  Samuel M. Mencoff has served as a Director of the Company since the P&G Acquisitions in March 1993. Mr. Mencoff has been principally employed as a Vice President of Madison Dearborn Partners, Inc. ("MDP Inc."), the general partner of Madison Dearborn Partners, L.P. ("MDP"), the general partner of MDCP, since January 1993. From November 1987 until January 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the operating committees of the general partners of Huntway Partners, L.P. and Golden Oak Mining Company, L.P., respectively, and a member of the board of directors of Bay State Paper Holding Company and Riverwood International Corporation.

  Justin S. Huscher has served as a Director of the Company since the P&G Acquisitions in March 1993. Mr. Huscher has been principally employed as a Vice President of MDP Inc. since January 1993. From April 1990 until January 1993, Mr. Huscher served as Senior Investment Manager of First Chicago Venture Capital. Mr. Huscher is a member of the operating committees of the general partners of Huntway Partners, L.P. and Golden Oak Mining Company, L.P., respectively, and a member of the board of directors of Bay State Paper Holding Company and HomeSide, Inc.

  Red Cavaney has served as a Director of the Company since May 1996. Mr. Cavaney currently acts as President, Chief Executive Officer and a director of the American Plastics Council, positions he has held since October 1994. Prior to that time, he served as President of the American Forest & Paper Association ("AF&PA") since its formation in January 1993 and in a variety of positions, including as President, of the AF&PA's predecessor, the American Paper Institute, since March 1983. Mr. Cavaney is also a member of the board of directors of The National Plastics Center & Museum, the American Society of Association Executives and the Institute for Research on the Economics of Taxation.

  Henry F. Frigon has served as a Director of the Company since May 1996. Mr. Frigon served as Executive Vice President--Corporate Development and Strategy and as Chief Financial Officer of Hallmark Cards, Inc., from 1991 to 1995. Prior to that time, he served as President and Chief Executive Officer of BATUS Inc. beginning in 1983. Mr. Frigon is also a member of the board of directors of H&R Block Inc., CompuServe, Inc., Dimon International Inc., Group Technologies Corp. and The Circle K Corp.

  Harry J. Phillips, Sr. has served as a Director of the Company since May 1996. Mr. Phillips currently acts as Chairman of the Executive Committee of the board of directors of Browning-Ferris Industries, Inc. ("Browning-Ferris"), a position he has held since 1988. Prior to that time, he served as Chairman and Chief Executive Officer of Browning-Ferris. Mr. Phillips is also a member of the board of directors of National Commerce Bancorporation, National Bank of Commerce and RFS Hotel Investors, Inc.

  There are no familial relationships between any of the foregoing persons.

COMPENSATION OF DIRECTORS

  Directors who are employees of the Company or its subsidiaries are not entitled to receive any fees for serving as directors. Non-employee directors of the Company are currently not entitled to receive any fees for serving as directors. All directors are reimbursed for out-of-pocket expenses related to their service as directors. Non-employee directors will be entitled to participate in a formula stock option plan for non-employee directors covering an aggregate of 200,000 shares of Common Stock (the "Formula Plan").

  Under the Formula Plan, an option to purchase 25,000 shares will be automatically granted to each non-employee director when he or she is elected or appointed to the Board. The director's right to exercise 5,000 shares will vest immediately upon grant. Thereafter, the right to exercise an additional 5,000 shares will vest at each of the four succeeding anniversaries of the grant to such director. The option price per share of Common Stock under the Formula Plan will be 100% of the fair market value of the Common Stock at the date of grant. Each option granted under the Formula Plan will be exercisable for ten years after the date of grant.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock immediately prior to and immediately following the Stock Transactions by (i) each person or entity who is known to the Company to be the beneficial owner of five percent or more of the Common Stock, (ii) each director of the Company, (iii) the chief executive officer of the Company and the three other executive officers of the Company, (iv) all directors and executive officers of the Company as a group and (v) the Selling Stockholder. To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Unless otherwise noted, the address of each holder of five percent or more of the Company's stock is the Company's corporate address.

                          SHARES BENEFICIALLY OWNED
                               PRIOR TO STOCK                       SHARES BENEFICIALLY OWNED
                               TRANSACTIONS(A)         SHARES BEING AFTER STOCK TRANSACTIONS(B)
                          ----------------------------- OFFERED IN  -----------------------------
                           NUMBER OF       PERCENT OF   THE EQUITY   NUMBER OF       PERCENT OF
    BENEFICIAL OWNER         SHARES          TOTAL       OFFERING      SHARES           TOTAL
    ----------------       ---------      ------------------------- --------------- -------------
Madison Dearborn Capital
 Partners, L.P.(c)......        7,290,313         34.1  2,845,157           800,000           4.2
Samuel M. Mencoff(d)....        7,290,313         34.1  2,845,157           800,000           4.2
Justin S. Huscher(d)....        7,290,313         34.1  2,845,157           800,000           4.2
Robert E. Cannon(e).....        3,974,776         18.6        --          4,990,995          26.1
David B. Ferraro(f).....        1,100,887          5.1        --          1,236,481           6.5
Herman P. van Eck(g)....          255,864          1.2        --            257,864           1.3
George B. Ellis(h)......          314,013          1.5        --            364,013           1.9
Red Cavaney(i)..........            5,600            *        --              5,600             *
Henry F. Frigon(i)......            7,000            *        --              7,000             *
Harry J. Phillips,
 Sr.(i).................           19,500            *        --             19,500             *
All directors and
 executive officers as a
 group
 (9 persons)(j)(k)......       12,712,079         59.3  2,845,157         7,681,453          40.1

- -------
*Less than one percent.
(a) Based on 21,407,223 shares of Common Stock outstanding prior to the Stock Transactions. Options to purchase 15,000 shares of Common Stock will be exercisable within 60 days of the consummation of the Stock Transactions.
(b) Based on 19,147,336 shares of Common Stock outstanding after the Stock Transactions.
(c) All of such shares are held of record by MDCP. MDCP is a limited partnership. MDP is the general partner of MDCP. Investment and voting control over securities owned by MDCP is shared by a committee of the limited partners of MDP (the "L.P. Committee"). MDP Inc. is the general partner of MDP and exercises voting control over securities owned directly or indirectly by MDP. Each of Messrs. Mencoff and Huscher expressly disclaims beneficial ownership of such shares of Common Stock. The address of MDCP is Three First National Plaza, Suite 1330, Chicago, Illinois 60602.
(d) All of such shares are held of record by MDCP. Messrs. Mencoff and Huscher are members of the L.P. Committee. Messrs. Mencoff and Huscher may therefore be deemed to share investment and voting control with respect to the shares of Common Stock owned by MDCP and may therefore be deemed to have beneficial ownership of shares of Common Stock owned by MDCP. The business address of such person is c/o MDP Inc., Three First National Plaza, Suite 1330, Chicago, Illinois 60602.

(e) Includes 1,873,292 shares held by the Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee, 1,873,447 shares held by the Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee and 3,995 shares held in the Company's 401(k) and retirement plans. Kathryn Gracey Cannon is the wife of, and Robert Howard Cannon is the son of, Robert E. Cannon. The address of each such trust is 432 East Racquet Club Place, Memphis, Tennessee 38117. Mr. Cannon and such trusts will purchase an aggregate of 1,016,229 shares of Common Stock in the Individuals' Stock Purchase and may purchase additional shares in the Equity Offering.

(f) Includes 442,085 shares held by the David B. Ferraro Grantor Retained Annuity Trust, Barbara A. Ferraro, Trustee and 3,572 shares held in the Company's 401(k) and retirement plans. Barbara A. Ferraro is the wife of David B. Ferraro. Mr. Ferraro and such trust will purchase an aggregate of 135,594 shares of Common Stock in the Individuals' Stock Purchase and may purchase additional shares in the Equity Offering.
(g) Mr. van Eck will purchase 2,000 shares of Common Stock in the Individuals' Stock Purchase and may purchase additional shares in the Equity Offering.

(h) Includes 1,055 shares held in the Company's 401(k) and retirement plans. Mr. Ellis will purchase 50,000 shares of Common Stock in the Individuals' Stock Purchase and may purchase additional shares in the Equity Offering.

(i) Includes 5,000 shares issuable upon exercise of options granted under the Formula Plan.
(j) Includes 15,000 shares issuable upon exercise of options granted under the Formula Plan.

(k) Does not include shares beneficially controlled by other officers of the Company which represent an aggregate of approximately 7.6% of the Common Stock after giving effect to the Individuals' Stock Purchase.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In connection with the P&G Acquisitions, the Company and MDP entered into a professional services agreement pursuant to which the Company paid to MDP a $1.0 million fee as compensation for MDP's commitment to provide financing to repay certain indebtedness of the Company in the event alternative financing was not available by a certain date.

  The Company was party to a Corporate Services Agreement with Buckeye Florida Partners from the time of the P&G Acquisitions until the 1995 Business Combination Transactions pursuant to which the Company provided Buckeye Florida Partners with certain sales and administrative services. Under this agreement, the Company performed all of the sales functions for Buckeye Florida Partners' products and received a sales commission on certain of such products. During fiscal 1995, commission income recorded by the Company on Buckeye Florida Partners' sales was approximately $7.5 million. The Company also provided to Buckeye Florida Partners corporate management, research, administrative and other services substantially similar to those historically provided to the Foley Plant by the C&S Division. Buckeye Florida Partners paid to the Company an allocated cost of such services based upon the tonnage of pulp shipped by the Foley Plant. During fiscal 1995, costs allocated to Buckeye Florida Partners for such services were approximately $12.5 million. All intercompany transactions have been eliminated from the Company's financial statements.

  Messrs. Cannon and Ferraro have each been issued Master Promissory Notes by Union Planters National Bank (the "Bank"), both dated March 21, 1994, in the amounts of approximately $2.3 million and $600,000, respectively, or such lesser amounts as may be periodically requested by each of the respective noteholders. Each of the notes is secured, pursuant to two security agreements between the Bank and Buckeye Florida Partners dated the same date as the notes, by Bank certificates of deposit in the name of Buckeye Florida Partners in the amounts of approximately $2.3 million and $600,000, respectively. Both of the notes, which mature on July 1, 1998, bear interest at a per annum rate equal to 200 basis points in excess of the respective amounts paid by the Bank on the certificates of deposit used as collateral for the notes. Such rates are automatically adjusted every six months to correspond with the adjustments made at such time to the rates payable on the certificates of deposit. As security for Buckeye Florida Partners' having provided these certificates of deposit as collateral for the notes issued to Messrs. Cannon and Ferraro, Buckeye Florida Partners has entered into Pledge and Security Agreements with each of Messrs. Cannon and Ferraro, both dated March 22, 1994, pursuant to which such individuals have pledged specified numbers of shares of Common Stock, together with subsequently acquired shares, dividend and other rights with respect thereto, to Buckeye Florida Partners. Subsequent to the 1995 Business Combination Transactions, Messrs. Cannon and Ferraro have been required to maintain only such shares of Common Stock as are necessary to provide a collateral amount of at least 115% of the amount of the certificates of deposit securing their respective note obligations. The pledge and security agreements will terminate upon payment in full of all amounts payable in connection with the notes.

  In connection with the formation of Buckeye Florida Corporation, MDCP purchased a $4.0 million promissory note dated March 16, 1993. On March 22, 1994, Buckeye Florida Corporation repaid to MDCP approximately $4.0 million of principal and accrued interest on such note and issued to MDCP a replacement promissory note of approximately $482,000. This note, together with accrued interest thereon was repaid in connection with the 1995 Business Combination Transactions.

  In connection with the Stock Transactions, the Company and MDCP have entered into an agreement under which BKI Investment will repurchase 2,259,887 shares of Common Stock held by MDCP pursuant to the Company Stock Repurchase. See "The Company Stock Repurchase and Related Transactions."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

BANK CREDIT FACILITY

  General. The Company has entered into the Bank Credit Facility with a group of lenders (the "Lenders"). The following is a summary of the terms governing the Bank Credit Facility, certain provisions of which will change upon the execution of proposed amendments to the Bank Credit Facility presently being negotiated by the Company. The Bank Credit Facility provides for revolving credit loans to the Company in an aggregate amount not to exceed $135.0 million minus the principal amount of Existing Senior Notes outstanding in excess of $5.0 million. Upon completion of the Alpha Acquisition, such amount will be increased to $155.0 million. Up to $45.0 million of the Bank Credit Facility is available for the issuance of letters of credit on behalf of the Company. In addition, up to $10.0 million of the Bank Credit Facility is available for swing line loans. The amount available to the Company under the Bank Credit Facility will be reduced, and any outstanding loans will be required to be prepaid, to the extent that the Company receives net asset sale proceeds in excess of both $3.0 million in any year and $15.0 million in the aggregate (over and above the permitted $3.0 million per year) and occurring after November 28, 1995, unless such net proceeds are used to acquire other assets within 270 days after the date of the transaction giving rise to such net asset sale proceeds. The Company may repay the Bank Credit Facility in whole or in part at any time without premium or penalty.

  Security. The Bank Credit Facility is unsecured; however, it is guaranteed by each of the Company's domestic subsidiaries and, under certain circumstances, the Company is required to pledge up to 65% of the stock of certain foreign subsidiaries acquired by the Company.

  Maturity; Reduction of Commitments. The Bank Credit Facility will mature on November 27, 2000. Beginning January 1, 1998, the Bank Credit Facility commitment will be reduced by $3.75 million per quarter through maturity.

  Interest. The interest rate applicable to borrowings (other than swing line loans) under the Bank Credit Facility is the agent's prime rate minus 1/2% or LIBOR plus, in the case of LIBOR loans, a margin determined on the basis of the ratio of the Company's total funded indebtedness to its EBITDA. The margin applicable to LIBOR loans will range from 1/2% to 1.0%. The interest rate applicable to swing line loans is the greater of the agent's (a) prime rate minus 1/2% or (b) the federal funds rate (as defined in the agreement relating to the Bank Credit Facility) plus 1/2%. During the continuance of an event of default, the applicable interest rate will be 2.0% above the interest rate otherwise in effect. Interest will be computed based on actual days elapsed in a 360-day year, payable quarterly in arrears in the case of prime rate loans and on the last day of each interest period in the case of LIBOR loans.

  Covenants. The Bank Credit Facility contains covenants customary for financings of this type, including, without limitation, minimum consolidated net worth, maximum ratio of consolidated total debt to consolidated EBITDA, minimum consolidated EBITDA and limitations on capital expenditures, incurrence of indebtedness, liens, contingent obligations, assets sales, dividends and distributions to the Company's stockholders, payments to affiliates, issuance of stock and distributions by subsidiaries, investments, guarantees, voluntary prepayment of other indebtedness, loans and advances, leases, acquisitions, mergers and consolidations and leasing transactions.

  Events of Default. The Bank Credit Facility contains events of default customary for financings of this type, including, without limitation, with respect to failure to pay principal or interest, materially false representations or warranties, failure to observe covenants and other terms of the Bank Credit Facility, cross-default to other indebtedness, bankruptcy, insolvency, ERISA violation, the incurrence of material judgments, change in control and environmental issues.

EXISTING SENIOR SUBORDINATED NOTES

  In November 1995, the Company issued and sold $150.0 million principal amount of the Existing Senior Subordinated Notes pursuant to an indenture dated as of November 28, 1995 (the "Existing Senior Subordinated Notes Indenture") between the Company and Union Planters National Bank, as trustee (the "Existing Senior Subordinated Notes Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summary of the material provisions of the Existing Senior Subordinated Notes Indenture as currently in effect does not purport to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Existing Senior Subordinated Notes Indenture.

  General. The Existing Senior Subordinated Notes will mature on December 15, 2005, are limited to $150.0 million aggregate principal amount and are unsecured obligations of the Company. At March 31, 1996, $150.0 million principal amount of the Existing Senior Subordinated Notes were outstanding.

  Sinking Fund. The Existing Senior Subordinated Notes Indenture does not provide for a sinking fund.

  Optional Redemption. The Existing Senior Subordinated Notes are subject to redemption at any time on or after December 15, 2000, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at declining redemption prices set forth in the Existing Senior Subordinated Notes Indenture, together with accrued and unpaid interest to the redemption date.

  In addition, up to $50.0 million aggregate principal amount of the Existing Senior Subordinated Notes are redeemable on or prior to December 15, 1998, at the option of the Company, from the net proceeds of issuances in one or more Public Equity Offerings (as defined in the Existing Senior Subordinated Notes Indenture) of Common Stock by the Company after the date the Existing Senior Subordinated Notes were issued, within 60 days thereof at a redemption price to be set forth in the Existing Senior Subordinated Notes Indenture, together with accrued and unpaid interest, if any, to the redemption date; provided that, after giving effect to any such redemption, at least $90.0 million aggregate principal amount of the Existing Senior Subordinated Notes remain outstanding.

  Change in Control Put. If a Change in Control (as defined in the Existing Senior Subordinated Notes Indenture) shall occur at any time, then each holder of the Existing Senior Subordinated Notes shall have the right to require that the Company purchase such holder's Existing Senior Subordinated Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount of such Existing Senior Subordinated Notes, plus accrued and unpaid interest, if any, to the date of the purchase.

  Subordination. The indebtedness represented by the Existing Senior Subordinated Notes is subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Existing Senior Subordinated Notes Indenture) of the Company, including the indebtedness under the Bank Credit Facility and the outstanding Existing Senior Notes. The Existing Senior Subordinated Notes are senior subordinated indebtedness of the Company ranking pari passu with all other existing and future senior subordinated indebtedness of the Company, including the Notes, and senior to all existing and future Subordinated Indebtedness (as defined in the Existing Senior Subordinated Notes Indenture) of the Company. The Existing Senior Subordinated Notes are also effectively subordinated to all indebtedness of the Company's subsidiaries.

  Certain Covenants. The Existing Senior Subordinated Notes Indenture contains a number of covenants restricting the operations of the Company and its subsidiaries, including covenants with respect to the following matters: (i) limitation on Indebtedness (as defined in the Existing Senior Subordinated Notes Indenture); (ii) limitation on restricted payments (in the form of the declaration or payment of certain dividends or distribution, the purchase, redemption or other acquisition of any capital stock of the Company (or any affiliate thereof), the voluntary prepayment of subordinated Indebtedness, the incurrence of any guarantee of Indebtedness of any affiliate of the Company or an investment in any other person); (iii) limitation on transactions with affiliates; (iv) limitation on liens; (v) limitation on sale of assets; (vi) limitation on senior subordinated indebtedness; (vii) limitation on issuances of certain guarantees of subordinated and pari passu indebtedness; (viii) requirement to repurchase the Existing Senior Subordinated Notes, at the option of the holders of the Existing Senior Subordinated Notes, upon a Change in Control;
(ix) limitation on capital stock issuances, sales and transfers by subsidiaries; (x) limitation on dividends and other payment restrictions affecting subsidiaries; (xi) limitation on investments by the Company and its subsidiaries in Unrestricted Subsidiaries (as defined in the Existing Senior Subordinated Notes Indenture); and (xii) limitations on consolidations, mergers and sale of substantially all assets.

  Events of Default. The events of default ("Existing Senior Subordinated Notes Events of Default") under the Existing Senior Subordinated Notes Indenture include provisions that are typical of senior subordinated debt. Upon occurrence of an Existing Senior Subordinated Notes Event of Default, the Existing Senior Subordinated Notes Trustee and holders of not less than 25% in aggregate principal amount of outstanding Existing Senior Subordinated Notes may, and the Existing Senior Subordinated Notes Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all Existing Senior Subordinated Notes to be due and payable as provided in the Existing Senior Subordinated Notes Indenture.

EXISTING SENIOR NOTES

  In May 1993, the Company issued and sold $70.0 million principal amount of the Existing Senior Notes. Prior to November 1995, the Company repurchased $5.3 million principal amount of Existing Senior Notes in open market transactions. In November 1995, the Company repurchased $45.6 million aggregate principal amount of Existing Senior Notes pursuant to a tender offer and amended certain covenants of the Existing Senior Notes Indenture to conform generally with similar covenants contained in the Existing Senior Subordinated Notes Indenture. In January 1996, the Company repurchased $12.2 million aggregate principal amount of Existing Senior Notes with the net proceeds from the Company's sale of Common Stock in its November 1995 initial public stock offering. At March 31, 1996, $6.9 million principal amount of the Existing Senior Notes was outstanding. A copy of the indenture pursuant to which the Existing Senior Notes were issued, as amended to date (the "Existing Senior Notes Indenture" and, together with the Existing Senior Subordinated Notes Indenture, the "Existing Notes Indentures") is filed as an exhibit to the Registration Statement.

  The Existing Senior Notes mature on May 15, 2001 and are unsecured obligations of the Company. The Existing Senior Notes are not subordinated in right of payment to any other indebtedness of the Company. The Existing Senior Notes Indenture contains a number of covenants restricting the operations of the Company and its subsidiaries which are generally similar to the covenants contained in the Existing Senior Subordinated Notes Indenture. The Existing Senior Notes Indenture also provides for a sinking fund, a change of control put, the optional redemption of the Existing Senior Notes by the Company at any time on or after May 15, 1998, and events of default provisions that are typical of senior debt financings.

                           DESCRIPTION OF THE NOTES

  The Notes offered hereby will be issued under an Indenture to be dated as of
           , 1996 (the "Indenture") between the Company and Union Planters
National Bank, as trustee (the "Trustee"). References to "(Section   )" mean
the applicable Section of the Indenture.

  A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be made available to prospective purchasers of the Notes upon request. The Indenture is subject to and governed by the Trust Indenture Act. The following summaries of the material provisions of the Indenture do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

  The Notes will mature on September 15, 2008, will be limited to $100,000,000 aggregate principal amount, and will be unsecured senior subordinated obligations of the Company. Each Note will bear interest at the rate set forth
on the cover page hereof from            , 1996 or from the most recent
interest payment date to which interest has been paid, payable semiannually on March 15 and September 15 in each year, commencing September 15, 1996, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the March 1 or September 1 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. (Sections 202, 301, 307 and 310)

  Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York maintained for such purposes (which initially will be the corporate trust office of the Trustee); provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. (Sections 301, 305 and 1002) The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Section 305)

OPTIONAL REDEMPTION

  (a) The Notes will be subject to redemption at any time on or after September 15, 2001, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning September 15 of the years indicated below:

                                            REDEMPTION
             YEAR                             PRICE
             ----                           ----------
             2001..........................        %
             2002..........................        %
             2003..........................        %

and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

  (b) In addition, up to $30 million aggregate principal amount of the Notes will be redeemable at any time on or prior to September 15, 1999 at the option of the Company within 60 days after the consummation of one or more Public Equity Offerings by the Company from the net proceeds to the Company of such Public Equity Offerings, upon not less than 20 nor more than 60 days' prior notice, in amounts of $1,000 or an integral multiple thereof, at a redemption
price equal to     % of the principal amount, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on applicable record dates to receive interest due on an interest payment date); provided that, after giving effect to any such redemption, at least $70 million aggregate principal amount of the Notes remains outstanding.

  (c) If less than all of the Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable. (Sections 203, 1101, 1105 and 1107)

SINKING FUND

  The Notes will not be entitled to the benefit of any sinking fund.

RANKING

  The payment of the principal of, premium, if any, and interest on, the Notes will be subordinated, as set forth in the Indenture, in right of payment to the prior payment in full of all Senior Indebtedness (including the Indebtedness under the Bank Credit Facility and the Existing Senior Notes). The Notes will be senior subordinated indebtedness of the Company ranking pari passu with the Existing Senior Subordinated Notes and all other existing and future senior subordinated indebtedness of the Company and senior to all existing and future Subordinated Indebtedness of the Company. The Notes will also be effectively subordinated to all indebtedness of the Company's Subsidiaries. (Sections 1201 and 1202)

  Upon the occurrence of any default in the payment of any Designated Senior Indebtedness beyond any applicable grace period and after the receipt by the Trustee from a representative of holders of such Designated Senior Indebtedness (the "Senior Representative") of written notice of such default, no payment (other than payments previously made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company of any kind or character (excluding certain permitted equity interests or subordinated securities) may be made on account of the principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption, defeasance or other acquisition of, or in respect of, the Notes, unless and until such default shall have been cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full after which the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

  Upon the occurrence and during the continuance of any non-payment default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may then be accelerated (a "Non-payment Default") and after the receipt by the Trustee and the Company from a Senior Representative of written notice of such Non-Payment Default, no payment (other than payments previously made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company of any kind or character (excluding certain permitted equity interests or subordinated securities) may be made on account of the principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption, defeasance or other acquisition of, or in respect of, the Notes for the period specified below (the "Payment Blockage Period").

  The Payment Blockage Period shall commence upon the receipt of notice of the Non-payment Default by the Trustee and the Company from a Senior Representative and shall end on the earliest of (i) the 179th day after such commencement, (ii) the date on which such Non-payment Default (and all Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) is cured, waived or ceases to exist or on which such Designated Senior Indebtedness is discharged or paid in full or (iii) the date on which such Payment Blockage Period (and all Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) shall have been terminated by written notice to the Company or the Trustee from the Senior Representative initiating such Payment Blockage Period, after which, in the case of each of clauses (i), (ii) and (iii), the Company will promptly resume making any and all required payments in respect of the Notes, including any missed payments. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Company or the Trustee of the notice initiating such Payment Blockage Period (such 179-day period referred to as the "Initial Period"). Any number of notices of Non-payment Defaults may be given during the Initial Period; provided that during any period of 365 consecutive days only one Payment Blockage Period, during which payment of principal of, premium, if any, or interest on the Notes may not be made, may commence and the duration of such period may not exceed 179 days. No Non-payment Default with respect to any Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period unless such default has been cured or waived for a period of not less than 90 consecutive days. (Section 1203)

  If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "--Events of Default."

  The Indenture will provide that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshaling of assets or liabilities of the Company, all Senior Indebtedness must be paid in full before any payment or distribution (excluding distributions of certain permitted equity interests or subordinated securities) is made on account of the principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption, defeasance or other acquisition of, or in respect of, the Notes (other than payments previously made pursuant to the provisions described under "--Defeasance or Covenant Defeasance of Indenture").

  By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and funds which would be otherwise payable to the holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, such that the Company may be unable to meet its obligations with respect to the Notes.

  "Senior Indebtedness" under the Indenture means the principal of, premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law whether or not allowable as a claim in such proceeding) on any Indebtedness of the Company (other than as otherwise provided in this definition), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingent, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall include the principal of, premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy laws whether or not allowable as a claim in such proceeding) on all monetary obligations of every kind and nature of the Company from time to time owed to the lenders under the Bank Credit Facility; provided, however, that any Indebtedness under any refinancing, refunding, or replacement of the Bank Credit Facility shall not constitute Senior Indebtedness to the extent that the

Indebtedness thereunder is by its express terms stated to be subordinate in right of payment to any other Indebtedness of the Company. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) Indebtedness evidenced by the Notes, (ii) Indebtedness evidenced by the Existing Senior Subordinated Notes, (iii) Indebtedness that is by its terms subordinate or junior in right of payment to any Indebtedness of the Company, (iv) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is without recourse to the Company, (v) Indebtedness which is represented by Redeemable Capital Stock, (vi) any liability for foreign, federal, state, local or other taxes owed or owing by the Company to the extent such liability constitutes Indebtedness, (vii) Indebtedness of the Company to a Subsidiary of the Company or any other Affiliate of the Company or any of such Affiliate's Subsidiaries and (viii) that portion of any Indebtedness which at the time of issuance is issued in violation of the Indenture.

  "Designated Senior Indebtedness" under the Indenture means (i) all Senior Indebtedness under the Bank Credit Facility and (ii) any other Senior Indebtedness which is incurred pursuant to an agreement (or series of related agreements) providing for Indebtedness of at least $25 million and is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as "Designated Senior Indebtedness" by the Company.

  As of March 31, 1996, on a pro forma basis after giving effect to the Offering, the Company Stock Repurchase and the 1996 Acquisitions, there would have been outstanding approximately $102.4 million of Senior Indebtedness of the Company consisting of Indebtedness under the Bank Credit Facility and the Existing Senior Notes, and $249.5 million of senior subordinated indebtedness of the Company consisting of the Existing Senior Subordinated Notes and the Notes, and Subsidiaries of the Company would have had $95.5 million in Indebtedness (consisting of, among other things, guarantees of the Company's Indebtedness under the Bank Credit Facility given by the Company's domestic Subsidiaries).

  The Indenture will limit, but not prohibit, the incurrence by the Company of additional Indebtedness and the Indenture will prohibit the incurrence by the Company of Indebtedness that is subordinated by its express terms in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the Notes.

  See "Risk Factors--Significant Leverage", "Risk Factors--Subordination" and "Capitalization."

CERTAIN COVENANTS

  The Indenture contains, among others, the following covenants:

  Limitation on Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness) other than Permitted Indebtedness which may be incurred at any time, except for (a) Indebtedness of the Company and (b) Permitted Subsidiary Indebtedness; provided, that, in each case, the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters for which financial results are available immediately preceding the incurrence of such Indebtedness taken as one period (and after giving pro forma effect to (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such applicable period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of such applicable period as if such Indebtedness was incurred, repaid or retired at the beginning of such applicable period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such applicable period); (iii) in the case of Acquired Indebtedness or any acquisition occurring at the time of the incurrence of such Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such applicable period; and (iv) any acquisition or disposition by the Company and its Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, or any related repayment of Indebtedness, in each case since the first day of such applicable period, assuming such acquisition or disposition had been consummated on the first day of such applicable period) is at least equal to or greater than 2.0:1.0x. (Section 1008)

  Limitation on Restricted Payments. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

    (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in its shares of Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);

    (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, the Company's Capital Stock or any Capital Stock of any Affiliate of the Company (other than Capital Stock of any Wholly Owned Subsidiary) or options, warrants or other rights to acquire such Capital Stock;

    (iii) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness;

    (iv) declare or pay any dividend or distribution on any Capital Stock of any Subsidiary of the Company to any Person (other than (a) to the Company or any Wholly Owned Subsidiary or (b) to all holders of Capital Stock of such Subsidiary on a pro rata basis);

    (v) incur, create or assume any guarantee of Indebtedness of any Affiliate of the Company (other than (a) guarantees of Indebtedness of a Wholly Owned Subsidiary given by the Company or (b) guarantees of Indebtedness of the Company given by any Subsidiary of the Company, in each case in accordance with the terms of the Indenture); or

    (vi) make any Investment in any Person (other than any Permitted
  Investments)

(any of the foregoing actions described in clauses (i) through (vi), other than any such action that is a Permitted Payment (as defined below), collectively, "Restricted Payments") (the amount of any such Restricted Payment, if other than cash, as determined by the board of directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), unless (1) immediately before and immediately after giving effect to such Restricted Payment on a pro forma basis, no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not be an event which is, or after notice or lapse of time or both, would be, an "event of default" under the terms of any Indebtedness of the Company or its Subsidiaries; (2) immediately before and immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under "--Limitation on Indebtedness"; and (3) after giving effect to the proposed Restricted Payment, the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture, does not exceed the sum of:

    (A) $25 million;

    (B) 50% of the aggregate cumulative Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on July 1, 1996 and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

    (C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (ii) or (iii) of paragraph (b) below);

    (D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Company;

    (E) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the conversion or exchange, if any, of debt securities or Redeemable Capital Stock of the Company or its Subsidiaries into or for Qualified Capital Stock of the Company plus, to the extent such converted debt securities or Redeemable Capital Stock were issued after the date of the Indenture, the aggregate Net Cash Proceeds from their original issuance; and

    (F) to the extent not otherwise included in the Company's Consolidated Net Income, the aggregate payments in cash of interest on Indebtedness or dividends or other distributions received by the Company or any of its Subsidiaries after the date of the Indenture from any Unrestricted Subsidiary (or from redesignation of an Unrestricted Subsidiary as a Subsidiary of the Company), except to the extent any such payments are in respect of taxes to be paid by the Company with respect to the operations of such Unrestricted Subsidiary.

  (b) Notwithstanding the foregoing, and in the case of clauses (ii) through
(vii) below, so long as there is no Default or Event of Default continuing, the foregoing provisions shall not prohibit the following actions (each of clauses (i) through (iv) being referred to as a "Permitted Payment"):

    (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of paragraph (a) of this Section and such payment shall have been deemed to have been paid on such date of declaration and shall not have been deemed a "Permitted Payment" for purposes of the calculation required by paragraph (a) of this Section;

    (ii) the repurchase, redemption, or other acquisition or retirement of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issue and sale for cash (other than to a Subsidiary of the Company) of, other shares of Qualified Capital Stock of the Company; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are, to the extent so used, excluded from clause (3)(C) of paragraph (a) of this Section;

    (iii) the repurchase, redemption, defeasance, retirement or acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or in an amount not in excess of the net proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company, provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are, to the extent so used, excluded from clause
  (3)(C) of paragraph (a) of this Section;

    (iv) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (a "refinancing") through the substantially concurrent issuance of new Subordinated Indebtedness of the Company, provided that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Subordinated Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Subordinated Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing; (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes; (3) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Notes; and (4) is expressly subordinated in right of payment to the Notes at least to the same extent as the Subordinated Indebtedness to be refinanced;

    (v) the repurchase of any Subordinated Indebtedness of the Company at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change in Control (as defined below) pursuant to a provision similar to "--Purchase of Notes upon Change in

  Control"; provided that prior to or simultaneously with such repurchase, the Company has made the Change in Control Offer as provided in such covenant and has repurchased all Notes validly tendered for payment in connection with such Change in Control Offer;

    (vi) the repurchase of any Subordinated Indebtedness of the Company, at a purchase price not greater than 100% of the principal amount of such Indebtedness in the event of an Asset Sale pursuant to a provision similar to "--Limitation on Sale of Assets"; provided that prior to such repurchase the Company has made an Offer to purchase the Notes as provided in such covenant and has repurchased all Notes validly tendered for payment in connection with such Offer; and

    (vii) the repurchase of shares of Capital Stock of the Company from employees of the Company upon termination of employment, death or retirement pursuant to the terms of an employee benefit plan or employment agreement; provided that the aggregate amount of all such repurchases in any 12-month period may not exceed $2 million plus the aggregate amount by which repurchases in prior years was less than $2 million. (Section 1009)

  Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than the Company or a Wholly Owned Subsidiary) unless (a) such transaction or series of related transactions is in writing and on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party,
(b) with respect to any transaction or series of related transactions involving an aggregate value in excess of $1 million, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (a) above and (c) with respect to any transaction or series of related transactions involving an aggregate value in excess of $5 million, either (i) such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director, or (ii) the Company delivers to the Trustee a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required stating that the transactions or series of related transactions is fair to the Company or such Subsidiary from a financial point of view; provided, however, that this provision shall not apply to any transaction with an officer or director of the Company or any of its Subsidiaries entered into in the ordinary course of business (including compensation and employee benefit arrangements with any officer, director or employee of the Company or any of its Subsidiaries, including under any stock option or stock incentive plans). (Section 1010)

  Limitation on Liens. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur or affirm any Lien of any kind (other than Permitted Liens) securing any Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Subsidiary of the Company) upon any property or assets (including any intercompany notes) of the Company or any of its Subsidiaries owned on the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the Notes are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien, and except for any Lien securing Acquired Indebtedness created prior to (and not created in connection with, or in contemplation of) the incurrence of such Pari Passu Indebtedness or Subordinated Indebtedness by the Company or any of its Subsidiaries which Indebtedness is permitted under the provisions of "--Limitation on Indebtedness"; provided that any such Lien extends only to the assets that were subject to such Lien securing such Acquired Indebtedness prior to the related acquisition by the Company or its Subsidiaries. (Section 1011)

  Limitation on Sale of Assets. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) at least 75% of the consideration from such Asset

Sale is received in cash and (ii) the Company or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets subject to such Asset Sale (as determined by the board of directors of the Company and evidenced in a board resolution); provided that the amount of any Senior Indebtedness of the Company that is assumed by the transferee of any asset in connection with any Asset Sale shall be deemed to be cash for all purposes of this clause (a).

  (b) If all or a portion of the Net Cash Proceeds of any Asset Sale are not required to be applied to repay permanently any Senior Indebtedness then outstanding as required by the terms thereof, or the Company determines not to apply such Net Cash Proceeds to the permanent prepayment of such Senior Indebtedness, or if no such Senior Indebtedness is then outstanding, then the Company or any of its Subsidiaries may, within 18 months of the Asset Sale, invest (or enter into a legally binding commitment to invest) the Net Cash Proceeds in properties and other assets that (as determined by the board of directors of the Company) replace the properties and assets that were the subject of the Asset Sale or in properties and other assets that will be used in the businesses of the Company or its Subsidiaries existing on the date of the Indenture or in businesses reasonably related thereto. If any such legally binding commitment to invest such Net Cash Proceeds is terminated, then the Company may, within 90 days of such termination or within 18 months of such Asset Sale, whichever is later, invest such Net Cash Proceeds as provided above. The amount of such Net Cash Proceeds not used or invested as set forth in this paragraph constitutes "Excess Proceeds."

  (c) The Indenture will provide that, when the aggregate amount of Excess Proceeds exceeds $15 million, the Company will apply the Excess Proceeds to the repayment of the Notes and any other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Indebtedness with the proceeds from any Asset Sale as follows: (A) the Company will make an offer to purchase (an "Offer") from all holders of the Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the "Note Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes, and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness (subject to proration in the event such amount is less than the aggregate Offered Price (as defined herein) of all Notes tendered) and (B) to the extent required by such Pari Passu Indebtedness to reduce permanently the principal amount of such Pari Passu Indebtedness, the Company will make an offer to purchase or otherwise repurchase or redeem Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Debt Amount") equal to the excess of the Excess Proceeds over the Note Amount; provided that in no event will the Company be required to make a Pari Passu Offer in a Pari Passu Debt Amount exceeding the principal amount of such Pari Passu Indebtedness plus the amount of any premium required to be paid to repurchase such Pari Passu Indebtedness. The offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date (the "Offer Date") such Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Notes tendered pursuant to the Offer is less than the Note Amount relating thereto or the aggregate amount of Pari Passu Indebtedness that is purchased in a Pari Passu Offer is less than the Pari Passu Debt Amount, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes and Pari Passu Indebtedness surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon the completion of the purchase of all the Notes tendered pursuant to an Offer and the completion of a Pari Passu Offer, the amount of Excess Proceeds, if any, shall be reset at zero.

  (d) The Indenture will provide that, when the aggregate amount of Excess Proceeds exceeds $15 million, such Excess Proceeds will, prior to any purchase of Notes described in paragraph (c) above, be set aside by the Company in a separate account pending (i) deposit with the depository or a paying agent of the amount required to purchase the Notes tendered in an Offer or Pari Passu Indebtedness tendered in a Pari Passu Offer, (ii) delivery by the Company of the Offered Price to the holders of the Notes tendered in an Offer or Pari Passu Indebtedness tendered in a Pari Passu Offer and (iii) application, as set forth above, of Excess Proceeds in the business of the

Company and its Subsidiaries for general corporate purposes. Such Excess Proceeds may be invested in Cash Equivalents, provided that the maturity date of any such investment made after the amount of Excess Proceeds exceeds $15 million shall not be later than the Offer Date. The Company shall be entitled to any interest or dividends accrued, earned or paid on such Cash Equivalents; provided that the Company shall not withdraw such interest from the separate account if an Event of Default has occurred and is continuing.

  (e) The Indenture will provide that, if the Company becomes obligated to make an Offer pursuant to clause (c) above, the Notes and the Pari Passu Indebtedness shall be purchased by the Company, at the option of the holders thereof, in whole or in part in integral multiples of $1,000, on a date that is not earlier than 45 days and not later than 60 days from the date the notice of the Offer is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Exchange Act.

  (f) The Indenture will provide that the Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Offer.

  (g) The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, create or permit to exist or become effective any restriction (other than restrictions existing under (A) Pari Passu Indebtedness or Subordinated Indebtedness as in effect on the date of the Indenture and listed on schedules thereto as such Indebtedness may be refinanced from time to time or (B) any Senior Indebtedness existing on the date of the Indenture or thereafter; provided that such restrictions are no less favorable to the holders of Notes than those existing on the date of the Indenture) that would materially impair the ability of the Company to make an Offer to purchase the Notes or, if such Offer is made, to pay for the Notes tendered for purchase. (Section 1012)

  Limitation on Senior Subordinated Indebtedness. The Company will not, directly or indirectly, create, incur, issue, assume, guarantee or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise permit to exist any Indebtedness that is subordinate by its express terms in right of payment to any Indebtedness of the Company, unless such Indebtedness is also pari passu with the Notes or subordinate in right of payment to the Notes at least to the same extent as the Notes are subordinate in right of payment to Senior Indebtedness as set forth in the Indenture. (Section 1013)

  Limitation on Issuances of Guarantees of Subordinated and Pari Passu Indebtedness. (a) The Company will not permit any of its Subsidiaries, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Subordinated Indebtedness and Pari Passu Indebtedness of the Company unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the Notes, on the same terms as the guarantee of such Indebtedness except that (A) if any such guarantee, assumption or liability is subordinated to a guarantee of Senior Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such guarantee of Senior Indebtedness to the same extent as the Notes are subordinated to Senior Indebtedness under the Indenture and (B) if such Indebtedness constitutes Subordinated Indebtedness any such guarantee, assumption or other liability of such Subsidiary with respect to such Subordinated Indebtedness shall be subordinated to such Subsidiary's Guarantee of the Notes at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes.

  (b) Notwithstanding the foregoing, any Guarantee by a Subsidiary of the Company of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Subsidiary; provided that such transaction is in compliance with the terms of the Indenture and such Subsidiary is released from its guarantees of all other Subordinated Indebtedness and Pari Passu Indebtedness of the Company. (Section
1014)

  Restriction on Transfer of Assets. The Company will not sell, convey, transfer or otherwise dispose of its assets or property to any Subsidiary of the Company, except for sales, conveyances, transfers or other dispositions (a) made in the ordinary course of business or (b) to any Subsidiary of the Company if such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Subsidiary of the Notes on a senior subordinated basis to the same extent as the Notes are subordinated to Senior Indebtedness. (Section 1015)

  Purchase of Notes Upon a Change in Control. If a Change in Control shall occur at any time, then each holder of Notes shall have the right to require that the Company purchase such holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price (the "Change in Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change in Control Purchase Date"), pursuant to the offer described below (the "Change in Control Offer") and in accordance with the other procedures set forth in the Indenture.

  Within 30 days following any Change in Control, the Company shall notify the Trustee thereof and give written notice of such Change in Control to each holder of Notes, by first-class mail, postage prepaid, at his address appearing in the security register, stating, among other things: the Change in Control Purchase Price and the Change in Control Purchase Date which shall be fixed by the Company and shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; that any Note not tendered will continue to accrue interest; that, unless the Company defaults in the payment of the purchase price, any Notes accepted for payment pursuant to the Change in Control Offer shall cease to accrue interest after the Change in Control Purchase Date; and certain other procedures that a holder of Notes must follow to accept a Change in Control Offer or to withdraw such acceptance.

  If a Change in Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change in Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change in Control Offer. See "--Ranking." The failure of the Company to make or consummate the Change in Control Offer or pay the Change in Control Purchase Price when due will give the Trustee and the holders of the Notes the rights described under "Events of Default."

  The term "all or substantially all" as used in the definition of "Change in Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

  The existence of a holder's right to require the Company to repurchase such holder's Notes upon a Change in Control may deter a third party from acquiring the Company in a transaction which constitutes a Change in Control.

  In addition to the obligations of the Company under the Indenture with respect to the Notes in the event of a "Change in Control," the Company will be obligated under the Existing Notes Indentures to purchase the Existing Notes upon a "Change of Control" as defined in such indentures. In addition, the Bank Credit Facility contains an event of default upon a "Change in Control" as defined therein which obligates the Company to repay amounts outstanding under the Bank Credit Facility upon an acceleration of the indebtedness issued thereunder. Under the Bank Credit Facility, the Company may be restricted from repurchasing the Notes or the Existing Notes upon a Change in Control. See "Description of Other Indebtedness."

  The provisions of the Indenture will not afford holders of Notes the right to require the Company to repurchase the Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its Affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Company by management or its Affiliates) involving the Company that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change in

Control. A transaction involving the Company's management, or a transaction involving a recapitalization of the Company, will result in a Change in Control if it is the type of transaction specified by such definition.

  The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change in Control Offer.

  The Company will not, and will not permit any of its Subsidiaries to, create or permit to exist or become effective any restriction (other than restrictions existing under the Bank Credit Facility (or any guarantee thereof) or under Indebtedness as in effect on the date of the Indenture and any extensions, refinancings, renewals or replacements of any of the foregoing) that would materially impair the ability of the Company to make a Change in Control Offer to purchase the Notes or, if such Change in Control Offer is made, to pay for the Notes tendered for purchase; provided that the restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders of the Notes than those under the Indebtedness being extended, refinanced, renewed or replaced. (Section 1016)

  Limitation on Subsidiary Capital Stock. The Company will not permit (a) any Subsidiary of the Company to issue, sell or transfer any Capital Stock, except for (i) Capital Stock issued or sold to, held by or transferred to the Company or a Wholly Owned Subsidiary, (ii) the ownership by directors of directors' qualifying shares or the ownership by foreign nationals of Capital Stock of any Subsidiary of the Company, to the extent required by applicable law and
(iii) Capital Stock issued by a Person prior to the time (A) such Person becomes a Subsidiary of the Company, (B) such Person merges with or into a Subsidiary of the Company or (C) a Subsidiary of the Company merges with or into such Person; provided that such Capital Stock was not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C) or (b) any Person (other than the Company or a Wholly Owned Subsidiary) to acquire Capital Stock of any Subsidiary of the Company from the Company or any Wholly Owned Subsidiary except, in the case of clause (a) or (b), upon the acquisition of all the outstanding Capital Stock of such Subsidiary which is not in violation with any other terms of the Indenture. (Section 1017)

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any of its Subsidiaries to (i) pay dividends or make any other distribution on its Capital Stock, (ii) pay any Indebtedness owed to the Company or any other of its Subsidiaries, (iii) make any Investment in the Company or any other Subsidiary or (iv) transfer any of its properties or assets to the Company or any other of its Subsidiaries, except for: (a) any agreement in effect on the date of the Indenture; (b) any encumbrance or restriction, with respect to a Subsidiary of the Company that is not a Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company; (c) any encumbrance or restriction existing by reason of applicable law; (d) any encumbrance or restriction existing under any customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Subsidiary of the Company; (e) any encumbrance or restriction contained in any working capital facility of a foreign Subsidiary of the Company; and (f) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (a) and (b), or in this clause (f), provided that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced. (Section 1018)

  Limitation on Unrestricted Subsidiaries. The Company will not make, and will not permit its Subsidiaries to make, any Investment in an Unrestricted Subsidiary if, at the time thereof, the amount of such Investment would exceed the amount of Restricted Payments then permitted to be made pursuant to the "--Limitation on Restricted Payments" covenant plus the amount of Permitted Investments described in clauses (ix) and (x) of the definition thereof then permitted to be made. Any Investment in an Unrestricted Subsidiary permitted to be made pursuant to this covenant (i) will be treated as a Restricted Payment (unless such Investment was a Permitted Investment) in calculating the amount of Restricted Payments made by the Company and (ii) may be made in cash or property. (Section 1019)

  Provision of Financial Statements. The Indenture provides that, whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange
Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the date (the "Required Filing Date") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to
Section 13(a) or 15(d) of the Exchange Act if the Company were subject to either of such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder at the Company's cost. (Section 1020)

  Additional Covenants. The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

CONSOLIDATION, MERGER, SALE OF ASSETS

  The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Subsidiaries to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto (i) either (a) the Company will be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis (the "Surviving Entity") will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, as the case may be, and the Notes and the Indenture will remain in full force and effect as so supplemented; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Subsidiaries which becomes the obligation of the Company or any of its Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "--Certain Covenants--Limitation on Indebtedness"; and (iv) at the time of the transaction the Company or the Surviving Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the

Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Section 801)

  In the event of any transaction described in and complying with the conditions listed in the two immediately preceding paragraphs in which the Company is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company (except in the case of a lease) would be discharged from all obligations and covenants under the Indenture and the Notes. (Section 802)

EVENTS OF DEFAULT

  An Event of Default will occur under the Indenture if:

    (i) there shall be a default in the payment of any interest on any Note when it becomes due and payable, and such default shall continue for a period of 30 days;

    (ii) there shall be a default in the payment of the principal of (or premium, if any, on) any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

    (iii) (a) there shall be a default in the performance, or breach, of any covenant or agreement of the Company under the Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (i) or (ii) or in clause (b), (c) or (d) of this clause (iii)) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail,
  (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes; (b) there shall be a default in the performance or breach of the provisions described in "--Consolidation, Merger, Sale of Assets"; (c) the Company shall have failed to make or consummate an Offer in accordance with the provisions of "--Certain Covenants--Limitation on Sale of Assets"; or (d) the Company shall have failed to make or consummate a Change in Control Offer in accordance with the provisions of "--Certain Covenants--Purchase of Notes Upon a Change in Control";

    (iv) one or more defaults shall have occurred under any agreements, indentures or instruments under which the Company or any of its Subsidiaries then has outstanding Indebtedness in excess of $10 million in the aggregate and, if such Indebtedness has not already matured at its final maturity in accordance with its terms, such Indebtedness shall have been accelerated;

    (v) one or more judgments, orders or decrees for the payment of money in excess of $5 million, either individually or in the aggregate, shall be rendered against the Company or any of its Subsidiaries or any of their respective properties and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

    (vi) any holder or holders of at least $10 million in aggregate principal amount of Indebtedness of the Company or any of its Subsidiaries after a default under such Indebtedness shall notify the Trustee of the intended sale or disposition of any assets of the Company or any of its Subsidiaries that have been pledged to or for the benefit of such holder or holders to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off), to retain in satisfaction of such Indebtedness or to collect on, seize, dispose of or apply in satisfaction of Indebtedness, assets of the Company or any of its Subsidiaries (including funds on deposit or held pursuant to lock-box and other similar arrangements);

    (vii) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company or any of its Subsidiaries in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company or any of its Subsidiaries bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any of its Subsidiaries under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any of its Subsidiaries or of any substantial part of their respective properties, or ordering the winding up or liquidation of their respective affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

    (viii) (a) the Company or any of its Subsidiaries commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) the Company or any of its Subsidiaries consents to the entry of a decree or order for relief in respect of the Company or any such Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) the Company or any of its Subsidiaries files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) the Company or any of its Subsidiaries (I) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any such Subsidiary or of any substantial part of their respective properties, (II) makes an assignment for the benefit of creditors or (III) admits in writing its inability to pay its debts generally as they become due or (e) the Company or any of its Subsidiaries takes any corporate action in furtherance of any such actions in this paragraph (viii). (Section 501)

  If an Event of Default (other than as specified in clauses (vii) and (viii) of the prior paragraph) shall occur and be continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the holders of the Notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. If an Event of Default specified in clause (vii) or (viii) of the prior paragraph occurs and is continuing, then all the Notes shall ipso facto become and be due and payable immediately in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings.

  After a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Notes outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes then outstanding, (iii) the principal of and premium, if any, on any Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at a rate borne by the Notes and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; and (b) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section
502)

  The holders of not less than a majority in aggregate principal amount of the Notes outstanding may on behalf of the holders of all outstanding Notes waive any past default under the Indenture and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any Note or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note affected by such modification or amendment. (Section 513)

  The Company is also required to notify the Trustee within 10 business days of the occurrence of any Default. The Company is required to deliver to the Trustee not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred. (Section 1021) The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders of the Notes unless such holders offer to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred thereby. (Section 603)

  The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, elect to have the obligations of the Company and any other obligor upon the Notes discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company and any other obligor under the Indenture shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute a Default or an Event of Default with respect to the Notes. (Sections 401, 402 and 403)

  In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity (or on any date after September 15, 2001 (such date being referred to as the "Defeasance Redemption Date"), if at or prior to electing either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes on the Defeasance Redemption Date); (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clauses (vii) or (viii) under the first paragraph under "--Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit; (v) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any securities of the Company; (vi) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound; (vii) such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder;
(viii) the Company will have delivered to the Trustee an opinion of independent counsel in the United States to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (ix) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; (x) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and (xi) the Company will have delivered to the Trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with. (Section
404)

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when (a) either (i) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or redemption date; (b) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of independent counsel each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound. (Section 1301)

MODIFICATIONS AND AMENDMENTS

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of at least a majority of aggregate principal amount of the Notes then outstanding; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, or waive a default in the payment of the principal or interest on any such Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any such Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) amend, change or modify the obligation of the Company to make and consummate an Offer with respect to any Asset Sale or Asset Sales in accordance with "--Certain Covenants--Limitation on Sale of Assets" or the obligation of the Company to make and consummate a Change in Control Offer in the event of a Change in Control in accordance with "--Certain Covenants-- Purchase of Notes Upon a Change in Control," including, in each case, amending, changing or modifying any definitions relating thereto; (iii) reduce the percentage in principal amount of such outstanding Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver or compliance with certain provisions of the Indenture; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of such outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each such Note affected thereby; (v) except as otherwise permitted under "--Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company of any of its rights and obligations under the Indenture; or (vi) amend or modify any of the provisions of the Indenture relating to the subordination of the Notes in any manner adverse to the holders of the Notes. (Section 902)

  Notwithstanding the foregoing, without the consent of any holders of the Notes, the Company and the Trustee may modify or amend the Indenture: (a) to evidence the succession of another Person to the Company, and the assumption by any such successor of the covenants of the Company in the Indenture and in the Notes in accordance with "--Consolidation, Merger, Sale of Assets"; (b) to add to the covenants of the Company or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any other obligor upon the Notes, as applicable, in the Indenture or in the Notes; (c) to cure any ambiguity, or to correct or supplement any provision in the Indenture or the Notes which may be defective or inconsistent with any other provision in the Indenture or the Notes or make any other provisions with respect to matters or questions arising under the Indenture or the Notes; provided that, in each case, such provisions shall not adversely affect the interest of the holders of the Notes; (d) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; (e) to add a Guarantor under the Indenture; (f) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; or (g) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the Notes as additional security for the payment and performance of the Company's obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise. (Section 901)

  The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture. (Section 1022)

GOVERNING LAW

  The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

CERTAIN DEFINITIONS

  "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Company or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary of the Company, as the case may be.

  "Affiliate" means, with respect to any specified Person: (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (ii) any other Person that owns, directly or indirectly, 5% or more of such specified Person's Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or (iii) any other Person 5% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of: (i) any Capital Stock of any Subsidiary of the Company; (ii) all or substantially all of the properties and assets of any division or line of business of the Company or any of its Subsidiaries; or (iii) any other properties or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets (A) that is governed by the provisions described under "--Consolidation, Merger, Sale of Assets," (B) that is by any Subsidiary of the Company to the Company or any Wholly Owned Subsidiary in accordance with the terms of the Indenture, (C) that is of inventory in the ordinary course of business, (D) that is of obsolete equipment in the ordinary course of business or (E) the Fair Market Value of which in the aggregate during any 12 month period, for all such transfers, does not exceed $5 million.

  "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by
(ii) the sum of all such principal payments.

  "Bank Credit Facility" means the Bank Credit Agreement, dated as of November 28, 1995, among the Company, the Banks, and Fleet Bank of Massachusetts, N.A., as such agreement, in whole or in part, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing regardless of the amount of borrowings permitted thereunder, which borrowings were incurred in accordance with the Indenture).

  "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

  "Banks" means the lenders under the Bank Credit Facility.

  "Capital Lease Obligation" of any Person means any obligation of such Person and its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

  "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock or other equity interests, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or issued after the date of the Indenture.

  "Cash Equivalents" means (i) any evidence of Indebtedness, maturing not more than one year after the date of acquisition, issued by the United States of America, or an instrumentality or agency thereof, and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (ii) any money market deposit account, demand deposit account, time deposit or certificate of deposit, maturing not more than one year after the date of acquisition, of a commercial banking institution organized under the laws of the United

States of America, any State thereof, the District of Columbia, or any foreign country recognized by the United States of America and which institution has combined capital and surplus and undivided profits of not less than $200 million, (iii) any time deposit or certificate of deposit, maturing more than one year after the date of acquisition, of a commercial banking institution organized under the laws of the United States of America, any State thereof, the District of Columbia, or any foreign country recognized by the United States of America and which institution has combined capital and surplus and undivided profits of not less than $200 million and whose debt has a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's Investors Service, Inc. ("Moody's") or any successor rating agency or "A-1" (or higher) according to Standard & Poor's Corporation ("S&P") or any successor rating agency, (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P and (v) any money market deposit account, demand deposit account, time deposit or certificate of deposit of Union Planters National Bank; provided that Union Planters National Bank has combined capital and surplus and undivided profits of not less than $100 million.

  "Change in Control" means the occurrence of any of the following events: (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders (including any Permitted Holders that are part of a "group"), is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly (including, without limitation, through direct or indirect purchase or beneficial ownership of Capital Stock of an entity referred to in clause (ii) of the definition of "Permitted Holders"), of more than 50% of the total voting power of all outstanding Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such board or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such board of directors then in office;
(iii) the Company consolidates with or merges with or into any Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges into or with the Company in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of the Company is not affected or is not changed or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company or the formation of a holding company for the Company as described in clause (ii) of the definition of "Permitted Holders" or where (A) the outstanding Voting Stock of the Company is changed into or exchanged for (x) Voting Stock of the surviving corporation which is not Redeemable Capital Stock or (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by the Company as a Restricted Payment as described under "--Certain Covenants--Limitation on Restricted Payments" (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under "--Certain Covenants--Limitation on Restricted Payments"), and
(B) no "person" or "group", other than Permitted Holders (including any Permitted Holders as part of a "group"), "beneficially owns" immediately after such transaction, directly or indirectly (including, without limitation, through direct or indirect purchase or beneficial ownership of Capital Stock of an entity referred to in clause (ii) of the definition of "Permitted Holders"), more than 50% of the total voting power of all outstanding Voting Stock of the surviving corporation); or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "-- Consolidation, Merger, Sale of Assets."

  "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act then the body performing such duties at such time.

  "Commodity Price Protection Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent upon, fluctuations in commodity prices.

  "Common Stock" means the common stock, par value $0.01 per share, of the Company.

  "Company" means Buckeye Cellulose Corporation, a corporation incorporated under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Company" shall mean such successor Person.

  "Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income
(Loss) in each case, for such period, of such Person and its Subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) the Consolidated Interest Expense for such period; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate and (ii) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

  "Consolidated Income Tax Expense" of any Person means, for any period, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Subsidiaries for such period as determined in accordance with GAAP.

  "Consolidated Interest Expense" of any Person means, without duplication, for any period, the sum of (a) the interest expense of such Person and its Subsidiaries for such period, on a Consolidated basis, including, without limitation, (i) amortization of debt discount, (ii) the net costs associated with Interest Rate Agreements, Currency Hedging Agreements and Commodity Price Protection Agreements (including amortization of discounts), (iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (b) (i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period and (ii) all capitalized interest of such Person and its Subsidiaries plus (c) the interest expense under any Guaranteed Debt of such Person and its Subsidiaries to the extent not included under clause (a)(iv) above, plus (d) the aggregate amount during such period of cash or non-cash dividends paid on any Redeemable Capital Stock or Preferred Stock of the Company and its Subsidiaries, in each case as determined on a Consolidated basis in accordance with GAAP.

  "Consolidated Net Income (Loss)" of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Subsidiaries for such period on a Consolidated basis as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains or losses (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of such Person and its Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Subsidiaries, (iii) net income (or loss) of any Person combined with such Person or any of its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, (v) net gains (or losses) (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business, (vi) the net income of any Subsidiary of such Person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time

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permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders,
(vii) any restoration to income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the Indenture, or (viii) any gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness of such Person.

  "Consolidated Net Worth" of any Person, as of a date, means the Consolidated stockholders' equity (excluding Redeemable Capital Stock and treasury stock) of such Person and its Subsidiaries, as of such date, as determined in accordance with GAAP.

  "Consolidated Non-cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its Subsidiaries on a Consolidated basis for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

  "Consolidated Tangible Assets" of any Person means (a) all amounts that would be shown as assets on a consolidated balance sheet of such Person and its Subsidiaries prepared in accordance with GAAP less (b) the amount thereof constituting goodwill and other intangible assets as calculated in accordance with GAAP.

  "Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its Subsidiaries (other than Unrestricted Subsidiaries) if and to the extent the accounts of such Person and each of its Subsidiaries (other than Unrestricted Subsidiaries) would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" shall have a similar meaning.

  "Currency Hedging Arrangements" means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

  "Default" means any event which is, or after notice or passage of any time or both would be, an Event of Default.

  "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest (other than solely as a result of equity ownership in the Company) in or with respect to such transaction or series of related transactions.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute.

  "Existing Senior Notes" means the 10 1/4% Senior Notes Due 2001 of the
Company.

  "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

  "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the Indenture.

  "Guarantee" means the guarantee by any Guarantor of the Company's Indenture Obligations.

  "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss; provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case, in the ordinary course of business.

  "Guarantor" means any Subsidiary of the Company which becomes a guarantor of the Notes after the date of the Indenture by executing a Guarantee pursuant to the terms of the Indenture until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

  "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding,
(ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (iv) all obligations under Interest Rate Agreements, Currency Hedging Agreements or Commodity Price Protection Agreements of such Person, (v) all Capital Lease Obligations of such Person,
(vi) all Indebtedness referred to in clauses (i) through (v) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vii) all Guaranteed Debt of such Person,
(viii) all Redeemable Capital Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, and (ix) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (i) through (viii) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

  "Indenture Obligations" means the obligations of the Company and any other obligor under the Indenture or under the Notes, including any Guarantor, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Notes and the performance of all other obligations to the Trustee and the holders under the Indenture and the Notes, according to the respective terms thereof.

  "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

  "Investment" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP.

  "Lien" means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.

  "Maturity" means, when used with respect to the Notes, the date on which the principal of the Notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Offer Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change in Control Offer in respect of a Change in Control, call for redemption or otherwise.

  "Net Cash Proceeds" means (a) with respect to any Asset Sale by any Person, the proceeds thereof (without duplication in respect of all Asset Sales) in the form of cash including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash (except to the extent that such obligations are financed or sold with recourse to the Company or any of its Subsidiaries) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any Subsidiary of the Company) owning a beneficial interest in the assets subject to the Asset Sale, (v) appropriate amounts to be provided by the Company or any Subsidiary of the Company, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee and (vi) any amounts required to be placed by the Company or any Subsidiary of the Company in a restricted escrow or reserve account by the terms of the agreements pursuant to which the Asset Sale is made, provided that any such amounts shall be deemed to be Net Cash Proceeds of an Asset Sale upon the release of such amounts to the Company or any Subsidiary and (b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under "--Certain Covenants--Limitation on Restricted Payments," the proceeds of such issuance or sale in the form of cash including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash (except to the extent that such obligations are financed or sold with recourse to the Company or any of its Subsidiaries), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Pari Passu Indebtedness" means any Indebtedness of the Company that is pari passu in right of payment to the Notes.

  "Permitted Holders" means (i) the individuals and related entities listed on a schedule to the Indenture and (ii) any corporation (or other entity) which owns all of the outstanding Capital Stock of the Company if such entity acquires such ownership in a transaction in which the former owners of all of the Capital Stock of the Company acquire proportionate ownership of all of the Capital Stock (or similar equity ownership interest) of such entity (or any parent organization which owns all of the outstanding Capital Stock (or similar equity ownership interest) of such entity).

  "Permitted Indebtedness" means:

    (i) Indebtedness of the Company under the Bank Credit Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $155 million and (b) 85% of accounts receivable and 50% of inventory of the Company and its Subsidiaries under a borrowing-based facility based on accounts receivable and inventory (each as determined in accordance with GAAP);

    (ii) Indebtedness of the Company pursuant to the Notes;

    (iii) guarantees of any of the Company's Subsidiaries of Indebtedness of the Company; provided such Indebtedness and guarantees are incurred in accordance with the terms of the Indenture;

    (iv) Indebtedness of the Company or any of its Subsidiaries outstanding on the date of the Indenture and listed on a schedule thereto;

    (v) Indebtedness of the Company owing to any of its Subsidiaries; provided that any Indebtedness of the Company owing to a Subsidiary of the Company is made pursuant to an intercompany note in the form attached to the Indenture and is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company's obligations under the Notes; provided, further, that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to a Subsidiary of the Company) shall be deemed to be an incurrence of such Indebtedness by the Company not permitted by this clause (v);

    (vi) Indebtedness of a Wholly Owned Subsidiary owing to the Company or another Wholly Owned Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note in the form attached to the Indenture; provided, further, that (a) any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or a Wholly Owned Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (vi), and (b) any transaction pursuant to which any Wholly Owned Subsidiary, which has Indebtedness owing to the Company or any other Wholly Owned Subsidiary, ceases to be a Wholly Owned Subsidiary shall be deemed to be the incurrence of Indebtedness by such Wholly Owned Subsidiary that is not permitted by this clause (vi);

    (vii) obligations of the Company entered into in the ordinary course of business (a) pursuant to Interest Rate Agreements designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates in respect of Indebtedness of the Company or any of its Subsidiaries as long as such obligations do not exceed the aggregate principal amount of such Indebtedness then outstanding, (b) under any Currency Hedging Arrangements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations, or (c) under any Commodity Price Protection Agreements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations;

    (viii) Indebtedness of the Company or any of its Subsidiaries incurred to finance construction of a pipeline and other environmental expenditures, pursuant to an agreement reached between the Florida Department of Environmental Protection and the Company, not to exceed $40 million outstanding at any one time in the aggregate;

    (ix) Indebtedness of the Company or any of its Subsidiaries evidenced by Purchase Money Obligations and Capital Lease Obligations not to exceed $5 million outstanding at any one time in the aggregate;

    (x) Indebtedness of the Company or any of its Subsidiaries incurred after the date of the Indenture relating to letters of credit supporting workers compensation obligations not to exceed $6 million outstanding at any one time in the aggregate;

    (xi) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in clauses (ii) and (iv) of this definition of "Permitted Indebtedness," including any successive refinancings so long as the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing and (A) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, such new Indebtedness is made subordinated to the Notes at least to the same extent as the Indebtedness being refinanced and (B) in the case of Pari Passu Indebtedness or Subordinated

  Indebtedness, as the case may be, such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such
  Indebtedness; and

    (xii) Indebtedness of the Company in addition to that described in clauses (i) through (xi) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness shall not exceed $25 million outstanding at any one time in the aggregate.

  "Permitted Investment" means (i) Investments in any Wholly Owned Subsidiary or any Person which, as a result of such Investment, (a) becomes a Wholly Owned Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Wholly Owned Subsidiary; (ii) Indebtedness of the Company or a Subsidiary of the Company described under clauses (v), (vi) and (vii) of the definition of "Permitted Indebtedness"; (iii) Cash Equivalents; (iv) Investments acquired by the Company or any Subsidiary of the Company in connection with an Asset Sale permitted under "--Certain Covenants--Limitation on Sale of Assets" to the extent such Investments are non-cash proceeds as permitted under such covenant; (v) Investments in existence on the date of the Indenture; (vi) loans or advances to employees made in the ordinary course of business and consistent with past practices of the Company and its Subsidiaries not to exceed $2 million outstanding at any one time in the aggregate; (vii) loans made to employees (including guarantees of loans by third parties to employees) from time to time in an aggregate principal amount at any one time outstanding not to exceed $1 million, the proceeds of which are used to purchase Capital Stock of the Company; (viii) sales of goods on trade credit terms, consistent with the past practices of the Company or any Subsidiary of the Company or as otherwise consistent with trade credit terms in common use in the industry; (ix) Investments valued at Fair Market Value at the time made in Unrestricted Subsidiaries not to exceed $10 million outstanding at any one time in the aggregate; and (x) in addition to Investments described in clauses (i) through (ix) of this definition of "Permitted Investments," Investments valued at Fair Market Value at the time made not to exceed $15 million outstanding at any one time in the aggregate.

  "Permitted Lien" means any Lien arising by reason of taxes not yet delinquent or which are being contested in good faith.

  "Permitted Subsidiary Indebtedness" means (i) Acquired Indebtedness of any Subsidiary of the Company and (ii) Indebtedness of any Subsidiary of the Company, provided that the aggregate outstanding principal amount of Indebtedness of all of the Company's Subsidiaries incurred pursuant to this clause (ii) shall not at any given time exceed 10% of the Company's Consolidated Tangible Assets as of the date of determination.

  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock" means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

  "Public Equity Offering" means an underwritten offer and sale of Common Stock by the Company to the public pursuant to a registration statement (other than Form S-8 or any successor form or forms or a registration statement relating to securities issuable by or in connection with any benefit plan of such Person) that has been declared effective by the Commission pursuant to the Securities Act.

  "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company or any of its Subsidiaries and any additions and accession thereto, which are purchased by the Company or any of its Subsidiaries at any time after the Notes are issued; provided that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 90 days after the purchase, acquisition or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased, acquired or constructed, any additions and accessions thereto and any proceeds therefrom,
(ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company or its Subsidiaries of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

  "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

  "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity at the option of the holder thereof.

  "Securities Act" means the Securities Act of 1933, as amended, or any successor statute.

  "Senior Note Indenture" means the indenture dated as of May 27, 1993 between the Company and Bankers Trust Company, as trustee, relating to the Existing Senior Notes.

  "Stated Maturity" means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

  "Subordinated Indebtedness" means Indebtedness of the Company subordinated in right of payment to the Notes.

  "Subsidiary" means any Person, a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by another Person or by one or more of such other Person's other Subsidiaries, or by such other Person and one or more of such other Person's other Subsidiaries; provided that any Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company under the Notes.

  "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, or any successor statute.

  "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary if all of the following conditions apply: (a) neither the Company nor any of its Subsidiaries provides credit support for Indebtedness of such Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (b) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, (c) any Investment in such Unrestricted Subsidiary made as a result of designating such Subsidiary an Unrestricted Subsidiary shall not violate the provisions of "--Certain Covenants-- Limitation on Unrestricted Subsidiaries" and such Unrestricted Subsidiary is not party to any agreement, contract, arrangement or understanding at such time with the Company or any other Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such other Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment; and (d) such Unrestricted Subsidiary does not own any Capital Stock in any Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a board resolution giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing conditions and shall be deemed a Restricted Payment on the date of designation in an amount equal to the greater of (1) the net book value of such Investment or (2) the Fair Market Value of such Investment as determined in good faith by the Company's Board of Directors. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Subsidiary of the Company; provided that either (x) the Unrestricted Subsidiary to be designated a Subsidiary of the Company has total assets of $1,000 or less at the time of its designation or (y) (i) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the restrictions under "--Certain Covenants--Limitation on Indebtedness" and (ii) all Indebtedness of such Unrestricted Subsidiary shall be deemed to be incurred on the date such Unrestricted Subsidiary is designated a Subsidiary of the Company.

  "Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary (i) as to which neither the Company nor any of its Subsidiaries is directly or indirectly liable (by virtue of the Company or any such Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), except Guaranteed Debt of the Company or any of its Subsidiaries to any Affiliate, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary and (ii) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any of its Subsidiaries to declare, a default on such Indebtedness of the Company or any of its Subsidiaries or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

  "Voting Stock" means Capital Stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

  "Wholly Owned Subsidiary" means a Subsidiary of the Company all the Capital Stock of which is owned by the Company or another Wholly Owned Subsidiary. For purposes of this definition any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary of the Company.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an Underwriting Agreement (the "Underwriting Agreement") among the Company and Salomon Brothers Inc and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Underwriters"), the Company has agreed to issue and sell to the Underwriters, and each of the Underwriters severally has agreed to purchase from the Company, the Notes in the respective principal amounts of such Notes set forth opposite their names below.

                                                               PRINCIPAL AMOUNT
      UNDERWRITER                                                  OF NOTES
      -----------                                              ----------------
      Salomon Brothers Inc....................................   $
      Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.......................................
                                                                 ------------
          Total...............................................   $100,000,000
                                                                 ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions set forth therein. The Underwriters will be obligated to purchase all the Notes offered hereby if any Notes are purchased.

  The Underwriters have advised the Company that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of   % of the principal amount of the
Notes. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of    % of such principal amount. After the Offering, the public offering price and such concessions may be changed.

  The Company does not intend to list the Notes on any national securities exchange. The Underwriters have indicated that they intend to make a market in the Notes, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given that any market for the Notes will develop, or, if any such market develops, as to the liquidity of such market. See "Risk Factors--Absence of Public Market for the Notes; Lack of Liquidity."

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

  The Company has agreed, during a period of 90 days after the date of this Prospectus, not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, or register for sale by others, any debt securities with terms and provisions that are substantially the same as those of the Notes, other than the initial sale of the Notes without the prior written consent of Salomon Brothers Inc.

  The Underwriters have rendered financial advisory and investment banking services to the Company and its affiliates from time to time, for which they have received customary fees, and the Underwriters may similarly do so in the future. Salomon Brothers Inc is providing financial advisory services to the Company in connection with the Company Stock Repurchase and has provided the Company's board of directors with an opinion regarding the fairness from a financial point of view of the price to be paid in connection therewith. In addition, the Underwriters are acting as underwriters in connection with the Equity Offering.

                                 LEGAL MATTERS

  The validity of the Notes being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The combined consolidated financial statements of Buckeye Cellulose Corporation and Affiliates as of and for the years ended June 30, 1994 and 1995 and for the period March 16, 1993 through June 30, 1993 and the combined statement of operating income of the Predecessor for the period July 1, 1992 through March 15, 1993 included in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Buckeye Cellulose Corporation as of and for the years ended June 30, 1994 and 1995 and for the period March 16, 1993 through June 30, 1993 and the combined statement of operating income of the Memphis Mill Operations of the Procter & Gamble Cellulose Company for the period July 1, 1992 through March 15, 1993 incorporated by reference in this Prospectus and in this Registration Statement from the Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing therein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of the Temming Business as of and for the year ended December 31, 1995 included in this Prospectus have been audited by Dipl.-Ing. Wolf Gadecke, Wirtschaftsprufer, independent auditors, as set forth in his report thereon appearing herein and in the Registration Statement, and are included in reliance upon such report given upon his authority as an expert in accounting and auditing.

  The consolidated financial statements of Alpha Cellulose Holdings, Inc. and Subsidiaries at December 31, 1995 and for the year then ended included in this Prospectus and the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected, and copies may be obtained, at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, as well as at the following Regional Offices of the Commission: Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where the Common Stock of the Company is listed.

  The Company has filed with the Commission a Registration Statement on Form S-3 (as amended, including exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by the Company with the Commission, are incorporated herein by reference.

    1. Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

    2. Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1995, December 31, 1995 and March 31, 1996.

    3. Current Report on Form 8-K dated May 2, 1996, as amended on Form 8-K/A dated May 10, 1996.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents not specifically described above. Requests for such documents should be directed to the Company.

                  BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

                         INDEX OF FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           NO.
                                                                           ----
BUCKEYE CELLULOSE CORPORATION AND AFFILIATES
Report of Independent Auditors...........................................   F-2
Combined Consolidated Balance Sheets--June 30, 1994 and 1995 and March
 31, 1996 (unaudited)....................................................   F-3
Combined Consolidated Statements of Income--For the period March 16, 1993 through June 30, 1993, for years ended June 30, 1994 and June 30, 1995 and for the nine months ended March 31, 1995 (unaudited) and 1996
 (unaudited).............................................................   F-4
Combined Consolidated Statements of Equity--For the period March 16, 1993 through June 30, 1993, for the years ended June 30, 1994 and June 30,
 1995....................................................................   F-5
Combined Consolidated Statements of Cash Flows--For the period March 16,
 1993 through June 30, 1993, for the years ended June 30, 1994 and June
 30, 1995 and for the nine months ended March 31, 1995 (unaudited) and
 1996 (unaudited)........................................................   F-6
Notes to Combined Consolidated Financial Statements......................   F-7
THE PROCTER & GAMBLE CELLULOSE COMPANY--MEMPHIS PLANT AND FOLEY PLANT
 OPERATIONS
Report of Independent Auditors...........................................  F-19
Combined Statement of Operating Income--For the period July 1, 1992 through March 15, 1993..................................................  F-20
Notes to Combined Statement of Operating Income--For the period July 1,
 1992 through March 15, 1993.............................................  F-21
PETER TEMMING AKTIENGESELLSCHAFT--SPECIALTY PULP BUSINESS
Report of Independent Auditors...........................................  F-24
Balance Sheet--December 31, 1995.........................................  F-25
Income Statement--For the year ended December 31, 1995...................  F-27
Notes to Financial Statements............................................  F-28
ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES
Report of Independent Auditors...........................................  F-32
Consolidated Balance Sheets--December 31, 1995 and March 31, 1996
 (unaudited).............................................................  F-33
Consolidated Statement of Income--for the year ended December 31, 1995 and for the three months ended March 31, 1995 (unaudited) and 1996
 (unaudited).............................................................  F-34
Consolidated Statements of Stockholder' Equity--for the year ended
 December 31, 1995.......................................................  F-35
Consolidated Statements of Cash Flows--for the year ended December 31,
 1995 and for the three months ended March 31, 1995 (unaudited) and 1996
 (unaudited).............................................................  F-36
Notes to Consolidated Financial Statements...............................  F-37

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Buckeye Cellulose Corporation and Affiliated Companies

  We have audited the accompanying combined consolidated balance sheets as of June 30, 1994 and 1995, of Buckeye Cellulose Corporation and affiliates, and the related combined consolidated statements of income, equity, and cash flows for the period March 16, 1993 through June 30, 1993 and for the years ended June 30, 1994 and 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the combined consolidated financial position at June 30, 1994 and 1995, of Buckeye Cellulose Corporation and affiliates, and the combined consolidated results of their operations and their cash flows for the period March 16, 1993 through June 30, 1993 and for the years ended June 30, 1994 and 1995 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Memphis, Tennessee
July 28, 1995

                  BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

                      COMBINED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      JUNE 30,
                                                  -----------------  MARCH 31,
                                                    1994     1995      1996
                                                  -------- -------- -----------
                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...................... $  7,101 $ 11,789  $    --
  Short-term investments.........................   10,775    9,706     2,900
  Accounts receivable--trade, net of allowance
   for doubtful accounts of $2,494, $1,152 and
   $1,028 at June 30, 1994 and 1995 and March 31,
   1996, respectively............................   38,631   43,519    48,427
  Accounts receivable--other.....................      727      548       473
  Inventories....................................   65,046   61,947    90,581
  Deferred income taxes..........................    1,206      541     2,666
  Prepaid expenses and other.....................    1,222    2,530     5,800
                                                  -------- --------  --------
    Total current assets.........................  124,708  130,580   150,847
Property, plant and equipment:
  Land and land improvements.....................    3,972    3,980     3,990
  Buildings......................................   35,881   36,842    37,687
  Machinery and equipment........................  212,627  232,653   234,068
  Construction in progress.......................    6,264    8,696    17,226
                                                  -------- --------  --------
                                                   258,744  282,171   292,971
  Less allowances for depreciation...............   30,853   54,072    50,382
                                                  -------- --------  --------
                                                   227,891  228,099   242,589
Goodwill.........................................   17,613   16,998     7,675
Other............................................    3,992    3,379     7,254
                                                  -------- --------  --------
    Total assets................................. $374,204 $379,056  $408,365
                                                  ======== ========  ========
LIABILITIES AND EQUITY
Current liabilities:
  Trade accounts payable......................... $  9,565 $ 14,908  $ 18,305
  Accounts payable--Procter & Gamble.............    3,148      688       --
  Accrued expenses...............................   28,411   27,937    30,222
  Income taxes payable...........................      --     1,230     1,222
  Notes payable..................................      --     8,500       --
  Current portion of long-term debt..............   14,108      --        --
  Other liabilities..............................      146      210        71
                                                  -------- --------  --------
    Total current liabilities....................   55,378   53,473    49,820
Long-term debt...................................  203,482  166,202   197,364
Accrued postretirement benefit obligation........   12,024   12,400    12,802
Deferred income taxes............................    2,334    5,848    16,450
Other liabilities................................    4,679    4,408     4,321
Minority interest................................   33,479   52,104       --
Equity:
  Common stock: Buckeye Cellulose Corporation....        2        2       214
  Common stock: Buckeye Florida Corporation......        2        2       --
  Additional paid-in capital.....................   45,152   45,233    58,807
  Retained earnings..............................   17,672   39,384    68,587
                                                  -------- --------  --------
    Total equity.................................   62,828   84,621   127,608
                                                  -------- --------  --------
    Total liabilities and equity................. $374,204 $379,056  $408,365
                                                  ======== ========  ========

                            See accompanying notes.

                  BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

                   COMBINED CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                NINE MONTHS ENDED
                          MARCH 16, 1993 YEAR ENDED JUNE 30,        MARCH 31,
                             THROUGH     --------------------  --------------------
                          JUNE 30, 1993    1994       1995       1995       1996
                          -------------- ---------  ---------  --------  ----------
                                                                   (UNAUDITED)
Net sales...............     $113,074    $ 371,526  $ 408,587  $301,318  $  338,825
Cost of goods sold......       86,047      291,833    305,150   230,247     237,149
                             --------    ---------  ---------  --------  ----------
Gross margin............       27,027       79,693    103,437    71,071     101,676
Selling, research and
 administrative
 expenses...............        5,996       24,004     24,265    16,446      18,497
                             --------    ---------  ---------  --------  ----------
Operating income........       21,031       55,689     79,172    54,625      83,179
Other income (expense):
Interest income.........          351          314      1,138       704         925
Interest expense and
 amortization of debt
 costs..................      (10,560)     (26,859)   (22,290)  (17,214)    (13,709)
Other...................         (184)        (632)      (615)     (462)       (372)
Minority interest.......       (3,083)      (8,291)   (23,223)  (14,881)    (16,628)
Secondary offering
 costs..................          --           --         --        --       (1,335)
                             --------    ---------  ---------  --------  ----------
                              (13,476)     (35,468)   (44,990)  (31,853)    (31,119)
                             --------    ---------  ---------  --------  ----------
Income before income
 taxes and extraordinary
 loss...................        7,555       20,221     34,182    22,772      52,060
Income taxes............        2,851        7,253     12,470     8,308      18,908
                             --------    ---------  ---------  --------  ----------
Income before
 extraordinary loss.....        4,704       12,968     21,712    14,464      33,152
Extraordinary loss, net
 of tax benefit.........                                                     (3,949)
                             --------    ---------  ---------  --------  ----------
Net income..............     $  4,704    $  12,968  $  21,712  $ 14,464  $   29,203
                             ========    =========  =========  ========  ==========
Earnings per share:
  Income before extraor-
   dinary loss..........                                                 $     1.58
  Extraordinary loss,
   net of tax benefit...                                                      (0.19)
                                                                         ----------
Net income per share....                                                 $     1.39
                                                                         ==========
Weighted average shares
 outstanding............                                                 21,014,032
                                                                         ==========



                            See accompanying notes.

                  BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

                   COMBINED CONSOLIDATED STATEMENTS OF EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                          COMMON
                                           STOCK
                                        ----------- ADDITIONAL
                                        CLASS CLASS  PAID-IN   RETAINED
                                          A     B    CAPITAL   EARNINGS  TOTAL
                                        ----- ----- ---------- -------- -------
Balance at March 16, 1993..............  $     $     $         $        $
  Issuance of 100,000 Class A and
   100,000 Class B shares of BCC common
   stock...............................    1     1    17,554       --    17,556
  Issuance of 100,000 Class A and
   100,000 Class B shares of BFC common
   stock...............................    1     1    20,998       --    21,000
  Net income...........................  --    --        --      4,704    4,704
                                         ---   ---   -------   -------  -------
Balance at June 30, 1993...............    2     2    38,552     4,704   43,260
  Issuance of 12,500 Class A and 43,125
   Class B shares of BCC common stock..  --    --      2,552       --     2,552
  Issuance of 12,500 Class A and 43,125
   Class B shares of BFC common stock..  --    --      3,048       --     3,048
  Partners' capital contribution.......  --    --      1,000       --     1,000
  Net income...........................  --    --        --     12,968   12,968
                                         ---   ---   -------   -------  -------
Balance at June 30, 1994...............    2     2    45,152    17,672   62,828
  Issuance of 3,377 Class B shares of
   BCC common stock....................  --    --         38       --        38
  Issuance of 4,287 Class B shares of
   BFC common stock....................  --    --         43       --        43
  Net income...........................  --    --        --     21,712   21,712
                                         ---   ---   -------   -------  -------
Balance at June 30, 1995...............  $ 2   $ 2   $45,233   $39,384  $84,621
                                         ===   ===   =======   =======  =======



                            See accompanying notes.

                  BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

                 COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                           YEAR ENDED JUNE     NINE MONTHS
                            MARCH 16, 1993       30,         ENDED MARCH 31,
                               THROUGH     ----------------  -----------------
                            JUNE 30, 1993   1994     1995     1995      1996
                            -------------- -------  -------  -------  --------
                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income................    $   4,704    $12,968  $21,712  $14,464  $ 29,203
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Extraordinary loss, net
   of tax benefit.........          --         --       --       --      3,949
  Minority interest.......        3,083      8,291   23,223   14,881    16,628
  Depreciation............        6,541     24,613   23,784   17,874    18,127
  Amortization of debt
   costs and other........          629      2,009    2,113    1,876     1,625
  Interest on Class B
   senior secured notes...          210        770      592      592       --
  Provision for
   postretirement
   benefits...............          434      1,611      376      282       402
  Deferred income taxes...          287      2,743    4,179    2,828     3,329
  Loss on disposal of
   equipment..............           86        202      947      830       241
  Changes in operating
   assets and liabilities:
    Accounts receivable...       27,452      4,702   (4,709)  (5,551)   (4,833)
    Inventories...........        5,974     17,683    3,099    9,542   (28,634)
    Prepaid expenses and
     other assets.........       (1,357)     1,463   (1,124)  (1,706)   (3,479)
    Accounts payable and
     other current
     liabilities..........       25,213      9,333    3,595    5,576     5,634
                              ---------    -------  -------  -------  --------
Net cash provided by
 operating activities.....       73,256     86,388   77,787   61,488    42,192
INVESTING ACTIVITIES
Purchase of Memphis and
 Foley Plants, net of cash
 acquired.................      (20,676)       --       --       --        --
Purchase of minority
 interest in Buckeye
 Florida Partners.........          --         --       --       --    (62,078)
Purchases of property,
 plant and equipment......       (4,898)   (15,725) (24,922) (20,713)  (22,334)
Purchases of short-term
 investments..............          --     (14,743) (13,616) (10,186)   (2,920)
Proceeds from sales of
 short-term investments...          --       3,968   14,685   10,803     9,726
Other.....................         (722)       704   (1,074)  (1,120)     (686)
                              ---------    -------  -------  -------  --------
Net cash used in investing
 activities...............      (26,296)   (25,796) (24,927) (21,216)  (78,292)
FINANCING ACTIVITIES
Proceeds from sale of
 equity interests.........       38,556      6,600       81       81    13,149
Proceeds from revolving
 line of credit and long-
 term debt................       90,444      6,000    8,500      --    207,439
Payments for debt issuance
 costs....................       (3,773)       --       --       --     (5,506)
Partners' capital
 distributions............          --      (2,895)  (4,598)  (2,838)   (1,590)
Principal payments on
 revolving line of credit,
 long-term debt and other.     (161,000)   (74,383) (52,155) (28,245) (189,181)
                              ---------    -------  -------  -------  --------
Net cash (used in)
 provided by financing
 activities...............      (35,773)   (64,678) (48,172) (31,002)   24,311
                              ---------    -------  -------  -------  --------
Increase (decrease) in
 cash and cash
 equivalents..............       11,187     (4,086)   4,688    9,270   (11,789)
Cash and cash equivalents
 at beginning of period...          --      11,187    7,101    7,101    11,789
                              ---------    -------  -------  -------  --------
Cash and cash equivalents
 at end of period.........    $  11,187    $ 7,101  $11,789  $16,371  $    --
                              =========    =======  =======  =======  ========

                            See accompanying notes.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

              NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

 Business Description and Basis of Presentation

  The combined consolidated financial statements of Buckeye Cellulose Corporation and affiliates (the "Company") include Buckeye Cellulose Corporation ("BCC") and subsidiary, Buckeye Florida Corporation ("BFC") and subsidiary and Buckeye Partners. These entities are under the common ownership of Madison Dearborn Capital Partners ("MDCP") and management.

  Under an agreement dated March 16, 1993, the assets comprising the cotton linter pulp business and certain assets of the headquarters of the Cellulose and Specialties Division of The Procter & Gamble Cellulose Company ("Procter & Gamble Cellulose") were acquired for cash of $19,322,256, the issuance of an $89,000,000 bridge note (the "Bridge Note"), and other acquisition costs of approximately $1,583,000 by BCC, a newly incorporated company formed by MDCP.

  Under an agreement dated March 16, 1993, BFC, then a wholly-owned subsidiary of MDCP, and Procter & Gamble Cellulose formed Buckeye Florida, Limited Partnership ("Buckeye Florida Partners"). BFC contributed cash of $25,000,000 for a 50% general partnership interest in Buckeye Florida Partners, and Procter & Gamble Cellulose contributed accounts receivable of $25,000,000 for a 50% limited partnership interest in Buckeye Florida Partners. Simultaneously, Buckeye Florida Partners acquired all of the assets of the wood pulp business located in Foley, Florida from Procter & Gamble Cellulose for cash of $25,000,000, the issuance of notes payable of $266,503,419 and other acquisition costs of approximately $4,426,000.

  The wood pulp assets and cotton linter pulp assets so acquired are hereinafter referred to collectively as the "Predecessor" and the acquisitions of such assets are hereinafter referred to collectively as the "Acquisitions." The Acquisitions were accounted for using the purchase method of accounting.

  The Company manufactures and distributes a broad variety of wood and cotton linter based specialty pulp used in numerous applications including disposable diapers, engine air and oil filters, food casings, rayon textile filament, tapes, thickeners, and papers.

 Change in Inventory Valuation Method

  Buckeye Florida Partners changed its method of allocating manufacturing overhead costs to inventory to base the allocation upon the proportionate percentage of total tonnage produced by each respective plant line. The new method results in a more appropriate cost allocation to products produced on each plant line. The change was retroactively applied to all periods presented.

 Principles of Consolidation

  The consolidated financial statements of BCC include the accounts of its wholly-owned subsidiary, Buckeye Cellulose S.A. The consolidated financial statements of BFC include the accounts of Buckeye Florida Partners, in which BFC has a 50% general partnership interest. BFC has a controlling financial interest in Buckeye Florida Partners because it has sole voting control. The limited partner's interest in Buckeye Florida Partners is included in the combined consolidated financial statements as a minority interest. All significant intercompany accounts and transactions have been eliminated in combination and consolidation.

 Cash and Cash Equivalents

  The Company considers cash equivalents to be temporary cash investments with a maturity of three months or less when purchased.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

 Short-term Investments

  Short-term investments consist primarily of government backed securities and commercial paper of an investment grade.

 Inventories

  Pulpwood, raw cotton lint inventories, the lint component of finished linter pulp, chemicals and storeroom supplies are stated at lower of cost (determined on the average cost method) or market. The remaining components of finished pulp, including other raw materials, labor, and overhead are stated at lower of cost (determined on a first-in, first-out basis) or market.

 Property, Plant and Equipment

  Property, plant and equipment purchased in the Acquisitions was restated to its fair market value at the date of the Acquisitions. All property, plant and equipment purchased since the Acquisitions, is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The cost of maintenance, repairs, and minor renewals and betterments are expensed as incurred. The cost of major renewals and betterments are capitalized.

 Intangible Assets

  Goodwill is amortized by the straight-line method over thirty years. Deferred debt costs are amortized by the interest method over the life of the related debt. Goodwill is net of accumulated amortization of $815,438 and $1,429,561 and deferred debt costs are net of accumulated amortization of $683,095 and $1,190,706 at June 30, 1994 and 1995, respectively. During the year ended June 30, 1994, the Company recorded a non-current deferred tax asset of $511,687 and reduced goodwill by the same amount due to a state tax credit generated by the purchase of certain assets in connection with the Acquisitions.

 Income Taxes

  The Company has provided for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

 Credit Risk

  The Company generally obtains credit insurance or requires the customer to provide a letter of credit for export sales. Credit limits have been established for each domestic customer and those foreign customers where credit insurance is not available. Credit limits are monitored routinely. It is not the Company's policy to require collateral or other security for domestic or foreign sales.

 Environmental Costs

  Liabilities are recorded when environmental assessments are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

 Revenue Recognition

  Revenues from domestic and export sales are recognized at the time products are shipped. Net sales is comprised of sales reduced by sales allowances and distribution costs.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

 Historical Earnings Per Share

  Earnings per share has not been presented for periods prior to June 30, 1995, as it is not considered relevant to the historical combined consolidated financial statements.

 Unaudited Interim Financial Statements

  The unaudited combined consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended June 30, 1996.

2. INVENTORIES

  The components of inventories are as follows (in thousands):

                                                        JUNE 30,
                                                     ---------------  MARCH 31,
                                                      1994    1995      1996
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
   Raw materials.................................... $ 7,513 $ 9,317   $13,867
   Finished goods...................................  41,824  36,887    62,244
   Storeroom and other supplies.....................  15,709  15,743    14,470
                                                     ------- -------   -------
                                                     $65,046 $61,947   $90,581
                                                     ======= =======   =======

3. ACCRUED EXPENSES

  The components of accrued expenses are as follows (in thousands):

                                                                    JUNE 30,
                                                                 ---------------
                                                                  1994    1995
                                                                 ------- -------
      Retirement plans.......................................... $ 9,824 $12,731
      Vacation pay..............................................   3,326   3,003
      Shutdown accrual..........................................   6,720   3,527
      Rebate accrual............................................   1,749   3,154
      Other.....................................................   6,792   5,522
                                                                 ------- -------
                                                                 $28,411 $27,937
                                                                 ======= =======

4. DEBT

  Long-term debt consists of the following (in thousands):

                                                                  JUNE 30,
                                                              -----------------
                                                                1994     1995
                                                              -------- --------
10 1/4% Senior Notes due May 15, 2001........................ $ 70,000 $ 64,720
10% Class A Senior Secured Notes due March 16, 2000..........   58,000   26,000
Non-interest Bearing Class B Senior Secured Notes due March
 16, 1995 effective interest rate of 9%......................    8,108      --
12% Subordinated Secured Notes due March 16, 2003............   75,000   75,000
10% Class D Senior Secured Note (Revolving Line of Credit)...    6,000      --
5.29% Promissory Note due March 22, 1999.....................      482      482
                                                              -------- --------
                                                              $217,590 $166,202
Less current portion.........................................   14,108      --
                                                              -------- --------
                                                              $203,482 $166,202
                                                              ======== ========

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

  The unsecured notes consist of senior notes issued by BCC on May 27, 1993 in a public offering of debt securities totaling $70,000,000 bearing interest at 10 1/4% with a maturity date of May 15, 2001 (the "Existing Notes"). These Existing Notes are unsecured senior obligations and are equal (pari passu) in the right of payment with all existing and future indebtedness of BCC which is not subordinated indebtedness. During the year ended June 30, 1995, BCC purchased and retired $5,280,000 of its debt securities.

  The Existing Notes are redeemable at the option of BCC, in whole or in part, at any time on or after May 15, 1998, at the redemption prices (expressed as percentages of principal amount) set forth below, if redeemed during the 12 month period beginning May 15 of the years indicated below in each case together with accrued and unpaid interest to the date of redemption.

             YEAR                     REDEMPTION PRICE
             ----                     ----------------
             1998....................     103.875%
             1999....................     101.937
             2000 and thereafter.....     100.000

  In addition, up to $14,000,000 aggregate principal amount of the Existing Notes will be redeemable prior to May 20, 1996, at the option of BCC within 180 days of the consummation of any public offering at 106% of the principal amount together with accrued and unpaid interest to the date of redemption.

  As a mandatory sinking fund for the redemption of the Existing Notes, BCC will deposit with a trustee on each of May 15, 1999 and May 15, 2000, 33% of the original aggregate principal plus accrued interest to the redemption date. If less than all of the Existing Notes are to be redeemed, the trustee shall select the Existing Notes or portions thereof to be redeemed by lot or by any other method the trustee shall deem fair and reasonable. BCC may, at its option, receive a credit against sinking fund obligations equal to 100% of the aggregate principal amount of Existing Notes acquired by BCC and surrendered to the trustee for cancellation and of Existing Notes redeemed or called for redemption otherwise than through operation of the sinking fund that have not previously been so credited for such purpose by the trustee.

  The secured notes issued by Buckeye Florida Partners are secured by land, buildings, machinery and equipment of the Company and are held by Procter & Gamble Cellulose under a financing agreement (the "Financing Agreement"). The Financing Agreement requires Buckeye Florida Partners to maintain certain financial ratios and limits the amount of annual capital expenditures. In addition, these notes are subject to mandatory prepayment based on available cash flow at the end of each fiscal year as defined by the Financing Agreement. All prepayments made will be applied to the Class A Senior Secured Notes until the principal amount has been reduced to zero and then to the Subordinated Secured Notes.

  Buckeye Florida Partners has an available line of credit under the Class D Senior Secured Note agreement which allows for borrowings up to $30,000,000, provided by Procter & Gamble Cellulose expiring on March 16, 2003. Amounts outstanding under the revolving credit facility bear interest at a rate of 10%. At June 30, 1995, there were no outstanding borrowings under the line of credit.

  The Financing Agreement restricts partner distributions to those necessary for the partners to make income tax payments on the partnership's taxable income.

  BCC has a $15,000,000 credit facility which provides for a revolving line of credit, with interest, at BCC's option, at either the bank's prime rate plus 1.25%, or at the 30-day LIBOR rate plus 2.50%, and letters of credit. BCC is required, among other things, to pay a commitment fee of 1/2% per annum on the average unused portion of the revolving credit facility and a letter of credit fee of 1% per annum of the average daily face amount of outstanding letters of credit. At June 30, 1994 and 1995, there was no outstanding balance on the credit facility.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

At June 30, 1995, there are three letters of credit totaling $1,007,000 for workers' compensation claims outstanding, which expire in 1996. The unused portion of the credit facility is $13,993,000 at June 30, 1995. Obligations under the credit facility, which expires May 27, 1998, are secured by a lien upon all of BCC's securities and a negative pledge with respect to BCC's other assets. Pursuant to the terms of the credit facility, BCC is required to maintain certain financial ratios, is limited in the amount of capital expenditures, and is prohibited from paying dividends.

  Buckeye Florida Partners has a line of credit available for borrowings up to $10,000,000 with a financial institution expiring on June 30, 1996. Amounts outstanding under the line of credit bear interest at the bank's floating prime rate less 1.5% (7.5% at June 30, 1995). Buckeye Florida Partners has the right to fix any portion of the commitment for periods of 30, 60 or 90 days at a rate of LIBOR plus 1% (7.125% at June 30, 1995). The line of credit is secured by a standby letter of credit issued by The Procter & Gamble Company ("Procter & Gamble"). At June 30, 1995, $1,500,000 was available for additional borrowings under the line of credit.

  Total interest paid by the Company for the period March 16, 1993 through June 30, 1993 and for the years ended June 30, 1994 and 1995 was $8,937,000, $25,866,000, and $21,755,000, respectively.

5. EQUITY

 BCC

  BCC has authorized and outstanding Class A and Class B Common Stock, both with a $.01 par value. Authorized shares of Class A Common Stock are 200,000, and issued and outstanding shares of Class A Common Stock are 112,500 shares at June 30, 1994 and 1995. Authorized shares of Class B Common Stock are 300,000, and issued and outstanding are 143,125 shares and 146,502 shares at June 30, 1994 and 1995, respectively.

  During the year ended June 30, 1994, BCC finalized the "1994 Incentive Stock Option Plan for Management Employees of BCC". Under the provisions of the plan, options to purchase 25,000 shares of Class B Common Stock at a purchase price of $11.20 per share were granted. The options are exercisable over three to five year periods based on achieving certain performance targets. During the years ended June 30, 1994 and 1995, 5,625 and 3,377 options were exercised, respectively. At June 30, 1995, 15,998 options were outstanding of which 5,197 were exercisable.

  Holders of Class A Common Stock are entitled to a priority distribution. Distributions by BCC to holders of Class A and Class B Common Stock shall be made in the following priority: (1) the aggregate unpaid yield on Class A Common Stock at 12% per annum calculated quarterly on the sum of the unreturned yield base of $155.56 and the amount of unpaid yield for all prior quarters ($5,157,000 at June 30, 1995); (2) the unreturned yield base on Class A Common Stock; (3) distributions in excess of priority distributions on Class A Common Stock will be made to holders of Class A and Class B Common Stock ratably based upon the number of common shares held by each such holder as of the time of such distribution.

 BFC

  BFC has authorized and outstanding Class A and Class B Common Stock, both with a $.01 par value. Authorized shares of Class A Common Stock are 200,000, and issued and outstanding shares of Class A Common Stock are 112,500 shares at June 30, 1994 and 1995. Authorized shares of Class B Common Stock are 300,000, and issued and outstanding are 143,125 shares and 147,412 shares at June 30, 1994 and 1995, respectively.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

  During the year ended June 30, 1994, BFC finalized the "1994 Incentive Stock Option Plan for Management Employees of BFC". Under the provisions of the plan, options to purchase 25,000 shares of Class B Common Stock at a purchase price of $10.00 per share were granted. The options are exercisable over three to five year periods based on achieving certain performance targets. During the years ended June 30, 1994 and 1995, 5,625 and 4,287 options were exercised, respectively. At June 30, 1995, 15,088 options were outstanding, of which 4,287 were exercisable.

  Holders of BFC Class A Common Stock are entitled to a priority distribution. Distributions by BFC to holders of Class A and Class B Common Stock shall be made in the following priority: (1) the aggregate unpaid yield on Class A Common Stock at 13% per annum calculated quarterly on the sum of the unreturned yield base of $200.00 and the amount of unpaid yield for all prior quarters ($7,257,000 at June 30, 1995); (2) the unreturned yield base on Class A Common Stock; (3) distributions in excess of priority distributions on Class A Common Stock will be made to holders of Class A and Class B Common Stock ratably based upon the number of common shares held by each such holder as of the time of such distribution.

  At March 16, 1993, BFC and Procter & Gamble Cellulose entered into a Call Option Agreement (the P&G Call Option) whereby BFC has the irrevocable and unconditional option to purchase Procter & Gamble Cellulose's limited partnership interest in Buckeye Florida Partners at any time prior to March 16, 2000. The P&G Call Option may only be exercised if Procter & Gamble Cellulose and all Procter & Gamble affiliates cease to hold Class A Senior Secured Notes, Subordinated Secured Notes and Class D Senior Secured Notes issued by Buckeye Florida Partners on March 16, 1993. If BFC exercises the P&G Call Option on or before March 16, 1998, the call price will be the sum of $35,000,000 plus interest thereon at the rate of 23.4% per annum, compounded annually, calculated from March 16, 1993 until the date the P&G Call Option is exercised. If BFC exercises the P&G Call Option subsequent to March 16, 1998 and on or before March 16, 2000, the call price shall be the sum of $100,148,360 plus interest of $41,096 per day for each day from the first day of the period commencing March 16, 1998 to the date that the P&G Call Option is exercised.

  At March 16, 1993, BFC and Procter & Gamble Cellulose entered into a Put Agreement (the "Put") whereby BFC has the irrevocable and unconditional option to require Procter & Gamble Cellulose to purchase BFC's general partnership interest in Buckeye Florida Partners during the period beginning March 16, 1998 and ending June 16, 1998. The Put may also be exercised in certain circumstances in which the P&G Loans are accelerated. If the Put is exercised on or after March 16, 1998, the exercise price will be $25,000,000. If the Put is exercised prior to March 16, 1998, the exercise price will be $25,000,000, discounted at a rate of 6% per annum.

 Buckeye Partners

  Buckeye Partners has outstanding the following partnership units at June 30, 1994 and 1995:

                                                               UNITS    AMOUNT
                                                              ------- ----------
      Class A Common Units................................... 112,500 $  985,000
      Class B Common Units................................... 137,500     13,750
      Class C Common Units...................................  12,500        625
      Class D Common Units...................................  12,500        625
                                                              ------- ----------
      Partners' Capital...................................... 275,000 $1,000,000
                                                              ======= ==========

  Class A Common Units have a priority distribution equivalent to the amount outstanding at June 30, 1995. Partners' contributions have been included in additional paid-in capital.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

6. INCOME TAXES

  The provision for income taxes consists of the following (in thousands):

                                                                    YEAR ENDED
                                                   MARCH 16, 1993    JUNE 30,
                                                      THROUGH     --------------
                                                   JUNE 30, 1993   1994   1995
                                                   -------------- ------ -------
      Current:
        Federal...................................     $2,202     $4,366 $ 7,256
        State and other...........................        362        144   1,035
                                                       ------     ------ -------
                                                       $2,564     $4,510 $ 8,291
      Deferred:
        Federal...................................        283      2,499   3,652
        State.....................................          4        244     527
                                                       ------     ------ -------
                                                          287      2,743   4,179
                                                       ------     ------ -------
          Total...................................     $2,851     $7,253 $12,470
                                                       ======     ====== =======

  Significant components of the Company's deferred tax assets (liabilities) are as follows (in thousands):

                                                        JUNE 30,
                                          --------------------------------------
                                                 1994                1995
                                          ------------------- ------------------
                                          CURRENT  NONCURRENT CURRENT NONCURRENT
                                          -------  ---------- ------- ----------
Deferred tax liabilities:
  Tax over book depreciation............. $  --     $(3,490)   $--     $(5,934)
  Book income in excess of tax income
   from partnership (Buckeye Florida
   Partners).............................    --      (3,364)    --      (7,454)
  Other..................................   (176)       (11)   (205)      (251)
Deferred tax assets:
  Postretirement benefit plan obligation.    --       1,353     --       1,399
  Inventory costs capitalized for tax in
   excess of book costs..................    683        --      359        --
  State tax credit carryforward..........    --         401     --         452
  Alternative minimum tax credit
   carryforward..........................    --       2,777     --       4,984
  Nondeductible reserves.................    466        --      332        --
  Other..................................    233        --       55        956
                                          ------    -------    ----    -------
    Net deferred tax assets
     (liabilities)....................... $1,206    $(2,334)   $541    $(5,848)
                                          ======    =======    ====    =======

  The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% due to the following (in thousands):

                                          MARCH 16, 1993 YEAR ENDED JUNE 30,
                                             THROUGH     ---------------------
                                          JUNE 30, 1993    1994        1995
                                          -------------- ---------  ----------
      Federal tax expense at statutory
       rate..............................    $ 2,644     $   7,077  $   11,932
      State taxes, net of federal tax
       benefit...........................        238           426         693
      Other, net.........................        (31)         (250)       (155)
                                             -------     ---------  ----------
                                             $ 2,851     $   7,253  $   12,470
                                             =======     =========  ==========

  The Company paid income taxes of $7,040,000 and $6,884,000 during the fiscal years ended June 30, 1994 and 1995, respectively.

  The Company has a state tax credit carryforward of approximately $452,000 which expires in 2010 and alternative minimum tax carryforwards of approximately $4,984,000 which have no expiration date.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

7. EMPLOYEE BENEFIT PLANS

  Effective July 1, 1993 the Company has a defined contribution retirement plan covering substantially all employees. The Company contributes 1% of the employee's base compensation plus 1/2% for each year of service up to a maximum of 11% of the employee's base compensation. The plan also provides for additional contributions by the Company contingent upon the Company's results of operations. Expense for the years ended June 30, 1994 and 1995 was $6,336,000 and $7,125,000, respectively.

  Effective July 1, 1993, the Company also adopted a profit sharing plan covering substantially all employees. Under the plan, the Company provides contributions contingent upon the Company's results of operations and employees may contribute up to 10% of gross salary. During the period March 16, 1993 through June 30, 1993, contributions were made in accordance with the Procter & Gamble profit sharing plan. Profit sharing expense under these plans was $2,017,000, $3,668,000, and $5,625,000, for the period March 16, 1993 through June 30, 1993 and for the years ended June 30, 1994 and 1995, respectively.

  Also, the Company provides medical, dental, and life insurance postretirement plans covering employees who meet specified age and service requirements. Certain employees who met specified age and retirement eligibility requirements on March 15, 1993 are covered by the Procter & Gamble plans and are not covered by these plans. Service considered for participants in the Company's plan includes former service with the Predecessor company. The Company has accounted for its obligation related to these plans in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

  The Company's current policy is to fund the cost of these benefits as payments to participants are required. The accrued post retirement benefit obligation consists of the following (in thousands):

                                                                  JUNE 30,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
      Accumulated postretirement benefit obligation:
        Fully eligible active plan participants............... $    11  $   115
        Retirees..............................................      17       56
        Other active plan participants........................  12,731    6,476
                                                               -------  -------
                                                                12,759    6,647
      Unrecognized prior service cost.........................     --     6,556
      Unrecognized net loss...................................    (735)    (803)
                                                               -------  -------
      Accrued postretirement benefit obligation............... $12,024  $12,400
                                                               =======  =======

  Net periodic postretirement benefit cost includes the following components (in thousands):

                                                                   YEAR ENDED
                                                    MARCH 16, 1993  JUNE 30,
                                                       THROUGH     -----------
                                                    JUNE 30, 1993   1994  1995
                                                    -------------- ------ ----
      Service cost.................................      $200      $  720 $539
      Interest cost................................       234         891  487
      Amortization of unrecognized prior service
       cost........................................       --          --  (650)
                                                         ----      ------ ----
      Net periodic postretirement benefit cost.....      $434      $1,611 $376
                                                         ====      ====== ====

  The Company amended its postretirement plans effective July 1, 1994. The amendments changed the plans' eligibility requirements and benefit schedules, created required retiree contributions, and implemented limits on the Company's postretirement benefit costs. The effect of the amendments was to reduce the accumulated postretirement benefit obligation by approximately $7,206,000 to $5,553,000 at July 1, 1994. The reduction in the accumulated postretirement benefit obligation is being recognized as a reduction to net periodic

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES postretirement benefit cost over approximately eleven years, the average remaining service of active participants not yet eligible for benefits.

  The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plans is 11% for 1996 and is assumed to decrease gradually to 6% in 2004 and remain at that level thereafter. Due to the benefit costs limitations in the plan, the health care cost trend rate assumption does not have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation for the medical plans as of June 30, 1995 by $34,405 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended June 30, 1995 by $6,412.

  The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8% at June 30, 1994 and 1995.

8. RELATED PARTY TRANSACTIONS

  In connection with the Acquisitions, the Company and Procter & Gamble entered into a transition agreement pursuant to which Procter & Gamble provides to the Company, for a period of up to 18 months following the closing of the Acquisitions, certain of the administration and support services which were historically provided to the Predecessor by Procter & Gamble and which are necessary for the operation of the Company's business, including services relating to communications, payments and collections, human resources, caustic purchases, technical support and advice and accounting support. The Company paid for such services at prices equal to those historically charged by Procter & Gamble to the Predecessor or, with respect to certain services, either the prices Procter & Gamble charges to its affiliates or the cost to Procter & Gamble of providing such services. The amount charged to expense for such services was approximately $417,000 for the period March 16, 1993 through June 30, 1993 and approximately $374,000 for the year ended June 30, 1994. No costs were incurred for the year ended June 30, 1995.

  The Company and Madison Dearborn Partners, L.P. ("MDP"), the general partner of MDCP, have entered into a professional services agreement pursuant to which the Company paid to MDP a $1.0 million fee as compensation for MDP's commitment to provide financing to repay the Bridge Note in the event alternative financing was not available prior to June 30, 1993.

  Buckeye Florida Partners has entered into an agreement with Procter & Gamble whereby Procter & Gamble will purchase a specified tonnage (currently substantially all of the Company's output) of fluff pulp from Buckeye Florida Partners per year. The agreement expires on December 31, 2002. Shipments of fluff pulp under the agreement are made to Procter & Gamble affiliates worldwide, as directed by Procter & Gamble. In accordance with the terms of the agreement, Procter & Gamble will reimburse Buckeye Florida Partners for distribution costs related to shipments to Procter & Gamble affiliates. At June 30, 1994 and 1995, Buckeye Florida Partners has recorded $740,547 and $1,763,394, respectively, of prepaid expenses representing delivery costs which will be reimbursed by Procter & Gamble. During the period March 16, 1993 through June 30, 1993 and the years ended June 30, 1994 and 1995, Procter & Gamble reimbursed Buckeye Florida Partners $7,172,435, $23,567,512 and $21,669,075, respectively, for distribution costs on shipments to Procter & Gamble affiliates. Net sales to Procter & Gamble for the period March 16, 1993 through June 30, 1993 and for the years ended June 30, 1994 and 1995 were $50,801,397, $148,195,746 and $157,901,186, respectively.

  On March 16, 1993, Buckeye Florida Partners entered into two agreements with Procter & Gamble Cellulose relating to the purchase of timber. Under these agreements, Buckeye Florida Partners was required to purchase certain of the timber from specified tracts of land available to harvest. Buckeye Florida Partners purchased $5,123,182 and $18,644,404 of timber from Procter & Gamble Cellulose during the period March 16, 1993 through

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

June 30, 1993 and the year ended June 30, 1994, respectively. In July 1994, Procter & Gamble Cellulose sold the tracts of land and timber rights specified in these agreements to a non-affiliated company, and Buckeye Florida Partners' commitment under these agreements was assigned to the acquiror (See note 11).

  Included in short-term investments is a $2.9 million certificate of deposit which Buckeye Florida Partners has pledged as collateral to secure loans obtained by certain officers of the Company.

9. EXPORT SALES

  Gross export sales by geographic areas as a percent of total gross sales are as follows:

                                                                 YEAR ENDED
                                                  MARCH 16, 1993  JUNE 30,
                                                     THROUGH     -------------
                                                  JUNE 30, 1993  1994    1995
                                                  -------------- -----   -----
      Europe.....................................       38%         35%     30%
      Asia.......................................       12          22      26
      South America..............................        2           2       4
      Other......................................       13          11      10
                                                       ---       -----   -----
                                                        65%         70%     70%
                                                       ===       =====   =====

10. RESEARCH AND DEVELOPMENT EXPENSES

  Research and development expenses of $916,000, $2,960,000 and $3,044,000, were charged to expense as incurred in the period March 16, 1993 through June 30, 1993 and for the years ended June 30, 1994 and 1995, respectively.

11. PURCHASE COMMITMENTS

  BCC has entered into purchase contracts with several vendors for the purchase of cotton lint. At June 30, 1995, these commitments, which total approximately $12,460,000, are expected to be fulfilled by October 1995.

  At June 30, 1995, under three separate agreements expiring at various dates through December 31, 2002, Buckeye Florida Partners is required to purchase certain of the timber from specified tracts of land that is available for harvest. At the option of Buckeye Florida Partners, certain of these timber purchase commitments may be extended through December 31, 2010. The contract price under terms of these agreements is either at the then current market price or at fixed prices as stated in the contract. The fixed and determinable purchase obligations related to these contracts, based on contract prices as of June 30, 1995, are as follows (in thousands):

                                       TIMBER PURCHASE
                                         COMMITMENTS
                                       ---------------
             1996.....................     $15,674
             1997.....................      16,549
             1998.....................      13,997
             1999.....................      12,740
             2000.....................      11,720
             Thereafter...............      24,552
                                           -------
               Total..................     $95,232
                                           =======

  Purchases under these agreements for the year ended June 30, 1995 were $21,818,603.

  On July 24, 1995, Buckeye Florida Partners entered into an agreement to purchase certain timber from specified tracts of land that is available for harvest through fiscal year 2002 at a fixed contract price. Future purchase commitments under this agreement are $19,200,000 and are estimated to be spread equally over the contract term.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

12. CONTINGENCIES

  Procter & Gamble has been named as a defendant in 21 lawsuits involving approximately 188 individual plaintiffs claiming unspecified compensatory and punitive damages, costs and legal fees for alleged diminished property value and fear of illness asserting that the Foley Plant discharged toxic pollutants into the nearby Fenholloway River and into treatment ponds from which the pollutants entered and allegedly contaminated the underground water. Buckeye Florida Partners assumed the obligation for any costs related to this matter on the date of the acquisition of the Foley Plant on March 16, 1993. Buckeye Florida Partners intends to vigorously defend these suits and contends that the discharge from the Foley Plant is in compliance with federal and state permits.

  Additionally, the Company is subject to various state and federal environmental laws and regulations. Buckeye Florida Partners has reached an agreement (the "Fenholloway Agreement") with the Florida Department of Environmental Regulation based upon the results of an environmental study of Buckeye Florida Partners' operations. Compliance with the Fenholloway Agreement will require Buckeye Florida Partners to invest up to $39,000,000 through 1999 to modify its facilities. In addition to the cost of compliance with the Fenholloway Agreement, the cost of future compliance with other environmental regulations will depend on environmental regulations which are subject to change and the subsequent definition of the necessary technology to meet the changing regulations. Therefore, it is difficult to determine the total amount of expenditures that may be required in the future. However, Buckeye Florida Partners estimates that capital spending for environmental compliance based on certain regulations expected to be promulgated in addition to compliance with the Fenholloway Agreement could be up to $14,000,000 through the year 2000.

  As of June 30, 1995, the Company has established reserves of $4,300,000 to address certain environmental matters. Based on current information and requirements, the Company believes that such reserves are adequate. Because an environmental reserve is not established until a liability is determined to be probable and reasonably estimable, not all potential future environmental liabilities are covered by the Company's reserves. Accordingly, there can be no assurance that the Company's environmental reserves will be sufficient to meet the Company's obligations, and additional earnings charges are possible.

  The Foley Plant is on the EPA CERCLIS list of potential hazardous substance release sites prepared pursuant to CERCLA. The EPA conducted a site investigation in early 1995. Although the Company considers it unlikely that the Foley Plant will be listed on the CERCLA National Priorities List and hence require remedial action, the possibility of such listing cannot be ruled out. If the site were to be placed on the National Priorities List, the costs associated with conducting a CERCLA remedial action could be material.

  The Company is involved in certain legal actions and claims arising in the ordinary course of business. It is the opinion of management that such litigation and claims will be resolved without material adverse effect on the Company's financial position or results of operations.

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

  For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, other accrued liabilities and notes payable, the carrying amounts approximate fair value due to their short maturities. The fair value of BCC's long-term debt is based on an average of the $101 bid and $102 offer price on June 30, 1995. The fair value of Buckeye Florida Partners' long-term debt is estimated using discounted cash flow analyses, based on Buckeye Florida Partners' current incremental borrowing rate. The carrying value and fair value of long-term debt at June 30, 1995, is $169,102,000 and $178,976,000, respectively.

14. SUBSEQUENT EVENTS (UNAUDITED)

  Effective May 1, 1996, Buckeye Cellulose GmbH, a wholly owned subsidiary of the Company, purchased the property, plant, equipment and inventories of the specialty pulp business of Peter Temming AG for approximately $29 million. The acquisition will be accounted for as a purchase.

                 BUCKEYE CELLULOSE CORPORATION AND AFFILIATES

  On April 30, 1996, the Company entered into a definitive agreement to purchase all of the common stock of Alpha Cellulose Holdings, Inc. ("Alpha") of Lumberton, North Carolina. Subject to the fulfillment of certain conditions and regulatory approval, the acquisition is expected to be completed in early fiscal 1997.

  In November 1995, shareholders of Buckeye Florida Corporation exchanged all of their outstanding common stock for common stock of Buckeye Cellulose Corporation and Buckeye Florida Corporation became a wholly-owned subsidiary of Buckeye Cellulose Corporation. All prior interim periods presented have been restated to reflect this combination of equity interests. Concurrently, the Company exercised an option to acquire Procter & Gamble Cellulose's 50% limited partnership interest in Buckeye Florida Partners, of which Buckeye Florida Corporation is the general partner, for $62.1 million in cash, plus assumed liabilities. This acquisition has been recorded using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition based on an independent appraisal and resulted in an increase to property, plant and equipment of $10.6 million and a reduction in goodwill of $9.0 million. The purchase included at fair value current assets of $45.6 million, property, plant and equipment of $93.8 million, and the assumption of current liabilities of $17.3 million, non-current liabilities of $6.5 million and long-term debt of $46.9 million. The operations of Buckeye Florida Partners are consolidated in the accompanying financial statements and the 50% limited partnership interest is recorded as minority interest prior to the date of acquisition. The charge to minority interest was discontinued at the date of acquisition of the Procter & Gamble Cellulose 50% limited partnership interest.

  The following pro forma results of operations assume the acquisition of the Procter & Gamble Cellulose limited partnership interest in Buckeye Florida Partners and the combination of equity interests of Buckeye Florida Corporation with the Company occurred as of the beginning of the periods presented and excludes the impact on interest expense and certain other costs, which in the aggregate is not material:

                                                              NINE MONTHS ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                                1995     1996
                                                              -------- --------
                                                               (IN THOUSANDS,
                                                                   EXCEPT
                                                               PER SHARE DATA)
      Net sales.............................................. $301,318 $338,825
      Operating income.......................................   54,625   83,179
      Income before extraordinary loss.......................   23,917   43,741
      Net income.............................................   23,917   39,792
      Earnings per common share:
        Income before extraordinary loss.....................      --      2.08
        Net income...........................................      --      1.89

  The pro forma information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition and combination been consummated as of the above dates, nor is it necessarily indicative of future operating results.

  During November 1995, the Company completed a public offering of $150 million principal amount of 8 1/2% Senior Subordinated Notes due December 15, 2005, which were sold for 99.626% of their principal amount, and 747,500 shares of common stock were sold through an underwriten public offering. The Company also entered into a new credit facility providing for borrowings of up to $135 million of which $56 million was borrowed at closing of the transactions described above. The new credit facility matures November 28, 2000, and beginning in 1998 availability reduces by $3.75 million per quarter. Borrowings under the new credit facility bear interest at the lender's prime, LIBOR plus a spread, or a money market based rate, at the option of the Company. Under the terms of both the notes and new credit facility, the Company is required to comply with certain covenants including minimum net worth, interest coverage ratio and limitations on levels of indebtedness.

  The proceeds from the notes and bank credit facility were used to repay $90 million of outstanding loans from Procter & Gamble, purchase Procter & Gamble Cellulose's interest in Buckeye Florida Partners, finance a tender offer for the Company's outstanding 10 1/4% Senior Notes due 2001, repay $482,000 of Madison Dearborn Capital Partners debt and pay fees and expenses incurred in connection with these transactions. In the quarter ended March 31, 1996, an additional $12.2 million of 10 1/4% Senior Notes were retired using the proceeds to the Company from its initial public stock offering.

                        REPORT OF INDEPENDENT AUDITORS

Boards of Directors
Buckeye Cellulose Corporation and Affiliated Companies

  We have audited the accompanying combined statement of operating income of the Memphis operations and the Foley operations (the "Plants") of The Procter & Gamble Cellulose Company ("Procter & Gamble Cellulose"), a subsidiary of The Procter & Gamble Company ("Procter & Gamble") for the period July 1, 1992 through March 15, 1993. This combined statement of operating income is the responsibility of the management of the Memphis Plant and Foley Plant. Our responsibility is to express an opinion on this combined statement of operating income based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of operating income is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement of operating income. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined statement of operating income presentation. We believe that our audit provides a reasonable basis for our opinion.

  As described in Note 1, the accompanying combined statement of operating income includes the revenues and expenses which are specifically identifiable with the Plants, as well as certain allocated expenses. This combined statement of operating income may not necessarily reflect the results of operations of the Plants had they been operated as stand-alone entities. Under agreements dated March 16, 1993, the Memphis Plant was purchased from Procter & Gamble Cellulose by Buckeye Cellulose Corporation ("BCC") and the Foley Plant was purchased from Procter & Gamble Cellulose by Buckeye Florida, Limited Partnership ("Buckeye Florida Partners").

  In our opinion, the combined statement of operating income referred to above presents fairly, in all material respects, the combined results of operations of the Plants for the period July 1, 1992 through March 15, 1993, as described in Note 1, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Memphis, Tennessee
July 28, 1995

                    MEMPHIS PLANT AND FOLEY PLANT OPERATIONS

                     COMBINED STATEMENT OF OPERATING INCOME
                                 (IN THOUSANDS)

                      JULY 1, 1992 THROUGH MARCH 15, 1993

Net sales............................................................. $233,460
Cost of goods sold....................................................  189,808
                                                                       --------
Gross margin..........................................................   43,652
Selling, research, and administrative expenses:
  Procter & Gamble Cellulose division allocations.....................   17,522
  Procter & Gamble corporate allocations..............................    4,764
                                                                       --------
                                                                         22,286
                                                                       --------
Operating income...................................................... $ 21,366
                                                                       ========




                            See accompanying notes.

                   MEMPHIS PLANT AND FOLEY PLANT OPERATIONS

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                                (IN THOUSANDS)

              FOR THE PERIOD JULY 1, 1992 THROUGH MARCH 15, 1993

1. ACCOUNTING POLICIES

 Business Description and Basis of Presentation

  The Memphis Plant and Foley Plant (the "Plants") of Procter & Gamble Cellulose produce cotton linter pulp and wood pulp, respectively. The Plants have historically operated as two of several pulp mills comprising the Cellulose & Specialties Division (the "C&S Division") of Procter & Gamble Cellulose. Under an agreement dated March 16, 1993, the assets and business comprising the Memphis Plant and certain
C&S Division headquarters assets were purchased from Procter & Gamble Cellulose by BCC, a newly-formed company.

  Also, under a separate agreement dated March 16, 1993, Buckeye Florida Partners was formed by Buckeye Florida Corporation and Procter & Gamble Cellulose. Simultaneously, Buckeye Florida Partners acquired substantially all of the assets and liabilities of the wood pulp plant located in Foley, Florida.

  BCC and Buckeye Florida Partners are commonly owned by Madison Dearborn Capital Partners, L.P. ("MDCP") and certain management members of BCC and Buckeye Florida Partners. The combined statement of operating income (the "Statement") does not reflect the effects of the purchase transactions.

  The accompanying Statement includes the revenues and expenses which are specifically identifiable with the Plants as well as certain allocated expenses for services provided by the C&S Division and by Procter & Gamble. The C&S Division costs are allocated using formulas including estimates of effort expended and sales. Procter & Gamble corporate expenses are allocated based primarily on sales. The Statement may not necessarily reflect the results of operations of the Plants had they been operated as stand-alone entities.

  Procter & Gamble provides a centralized cash management function. Many of the Plants' disbursements and collections are settled through intercompany accounts; therefore, no statement of cash flows is presented.

  The Plants' results of operations have historically been included in the consolidated income tax returns of Procter & Gamble. There is no tax sharing agreement for allocating income taxes to operating units. Accordingly, the Statement does not reflect any income tax expense or benefit.

  The debt obligations of Procter & Gamble are not specifically identifiable with individual operating units; accordingly, interest charges are not reflected in the results of operations of the Plants.

 Inventories

  Raw cotton lint inventories, the lint component of finished pulp, and storeroom supplies of the Memphis Plant are stated at lower of cost (determined on the average cost method) or market. The remaining components of finished pulp costs including other raw materials, labor and overhead are stated at lower of cost (determined on a first-in, first-out basis) or market.

  Inventories of the Foley Plant, other than storeroom supplies and chemicals, are valued at the lower of cost (first-in, first-out method) or market. Storeroom supplies and chemicals are stated at lower of cost (determined on the average cost method) or market.

 Revenue Recognition

  Revenue is generally recognized at the time products are shipped. Net sales is comprised of sales reduced by sales allowances and distribution costs.

                   MEMPHIS PLANT AND FOLEY PLANT OPERATIONS

 Depreciation

  Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

 Environmental Costs

  Liabilities are recorded when environmental assessments are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Plants' commitment to a plan of action based on the then known facts.

2. RELATED PARTY TRANSACTIONS

  As discussed in Note 1, certain expenses reflected in the Statement include allocations of expenses from the C&S Division and from Procter & Gamble. C&S Division allocations include product supply services of $222 which is included in the cost of goods sold. C&S Division selling, research and administrative allocations include administrative costs of general management, information systems management, costs of operations and maintenance of a C&S Division airplane, and other miscellaneous services. Selling costs include allocated costs of domestic and foreign sales offices. Research and development costs allocated by the C&S Division were $3,923 for the period July 1, 1992 through March 15, 1993. Allocations related to the C&S Division airplane were $614 for the period July 1, 1992 through March 15, 1993.

  Procter & Gamble corporate allocations include product supply services of $131 which are included in cost of goods sold. Procter & Gamble corporate allocations also include costs of general management, treasury, franchise taxes and tax administration, financial audit, financial reporting, benefits administration, insurance, public affairs, information systems management, and other miscellaneous services.

  Net sales to Procter & Gamble for the period July 1, 1992 through March 15, 1993 were $101,969, which represents 44% of total net sales for the period.

3. EXPORT SALES

  Gross export sales by geographic area as a percent of total gross sales for the period are as follows:

             Europe............................... 41%
             Asia................................. 11
             South America........................  3
             Other................................ 10
                                                   ---
                                                   65%
                                                   ===

4. RETIREMENT PLANS

 Profit Sharing Plan

  Substantially all Plant employees are covered by The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, an employer-funded, defined contribution profit sharing plan which provides retirement benefits. Annual credits to participants' accounts are based on individual base salary and years of service.

  Profit sharing expense allocable to the Plants were $4,980 for the period July 1, 1992 through March 15, 1993.

                   MEMPHIS PLANT AND FOLEY PLANT OPERATIONS

 Other Retiree Benefits

  Certain health care and life insurance benefits are provided for retired employees. The net cost of these benefits is charged to individual operating units in the year the claims and premiums are paid. The net costs related to the Plants were $941 for the period July 1, 1992 through March 15, 1993. Under the terms of the purchase agreements discussed in Note 1, Procter & Gamble will retain all future costs related to current retirees.

  Statement of Financial Accounting Standards No. 106, Accounting for Postretirement Benefits Other than Pensions, had not been adopted by the Plants as of March 15, 1993. This statement requires the use of an accrual basis of accounting to recognize the related expense over the period of active employment.

5. DEPRECIATION, AMORTIZATION AND CAPITAL EXPENDITURES

  Depreciation, amortization, and capital expenditures for the period were as follows:

             Depreciation..................... $18,713
             Amortization.....................     549
             Capital expenditures.............  17,761

6. CONTINGENCIES

  Procter & Gamble has been named as a defendant in 21 lawsuits involving approximately 188 individual plaintiffs claiming unspecified compensatory and punitive damages, costs and legal fees for alleged diminished property value and fear of illness asserting that the Foley Plant discharged toxic pollutants into the nearby Fenholloway River and into treatment ponds from which the pollutants entered and allegedly contaminated the underground water. Buckeye Florida Partners assumed the obligation for any costs at the acquisition (see
Note 1). Buckeye Florida Partners intends to vigorously defend these suits and contends that the discharge from the Foley Plant is in compliance with federal and state permits.

  The Plants are involved in certain other legal actions and claims arising in the ordinary course of business. Additionally, the Plants are subject to various state and federal laws and regulations concerning the protection of the environment.

7. SUBSEQUENT EVENT

  In December 1994, Buckeye Florida Partners reached an agreement in principle with the State of Florida Department of Environmental Regulation based upon an environmental study of Buckeye Florida Partners' operations. Compliance with the agreement (the "Fenholloway Agreement") will require Buckeye Florida Partners to invest up to $39 million through 1999 to modify its facilities. In addition to the cost of compliance with the Fenholloway Agreement, the cost of future compliance with other environmental regulations will depend on environmental regulations which are subject to change and the subsequent definition of the necessary technology to meet the changing regulations. Therefore, it is difficult to determine the total amount of expenditures that may be required in the future. However, Buckeye Florida Partners estimates that capital spending for environmental compliance in addition to compliance with the Fenholloway Agreement could be up to $14 million through the year 2000.

   REPORT OF DIPL.-ING. WOLF GADECKE, WIRTSCHAFTSPRUFER, INDEPENDENT AUDITOR

Board of Directors
Buckeye Cellulose Corporation

  I have audited the accompanying balance sheet of the cotton linter pulp division of Peter Temming AG (the "Specialty Pulp Business") as of December 31, 1995, and the related statement of income for the year then ended. These financial statements are the responsibility of the Specialty Pulp Business management. My responsibility is to express an opinion on these financial statements based on my audits.

  I conducted my audit in accordance with generally accepted auditing standards in the Federal Republic of Germany, which in my opinion do not differ significantly from generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

  As described in the Accounting and Valuation Method's footnote to the financial statements, the accompanying financial statements include the revenues and expenses which are specifically identifiable with the Specialty Pulp Business, as well as certain allocated expenses. The financial statements may not necessarily reflect the results of operations of the Specialty Pulp Business had it been operated as a stand-alone entity.

  In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Specialty Pulp Business at December 31, 1995 and the results of its operations for the year then ended in conformity with generally accepted accounting principles of the Federal Republic of Germany.

                                          Dipl.-Ing. Wolf Gadecke
                                          Wirtschaftsprufer

Hamburg, Germany
April 29, 1996

           PETER TEMMING AKTIENGESELLSCHAFT--SPECIALTY PULP BUSINESS
                     BALANCE SHEET AS PER DECEMBER 31, 1995

ASSETS

                                                         DM            DM
                                                    ------------- -------------
A. FIXED ASSETS
 I.Intangible Assets
     Industrial and similar rights, software.......                       96.00
 II.Tangible Assets
   1. Land, land rights and buildings including
    buildings on third party land..................  3,743,152.00
   2. Technical equipment and machines.............  2,691,700.00
   3. Other equipment, factory and office
    equipment......................................    639,818.00
   4. Payments on account and assets under
    construction...................................          0.00  7,074,670.00
                                                    -------------
 III.Financial Assets
     Other loans...................................                        0.00

B. CURRENT ASSETS
 I.Inventories
   1. Raw materials and supplies................... 13,518,705.00
   2. Work in process..............................      7,960.00
   3. Finished goods...............................  4,920,800.00 18,447,465.00
                                                    -------------
 II.Receivables and other assets
   1. Trade receivables............................ 11,292,865.95
   2. Other assets.................................     94,503.00 11,387,368.95
                                                    -------------
 III.Cash-in-hand, postal giro balances, bank
  balances.........................................                  916,425.00
                                                                  -------------
                                                                  37,826,024.95
                                                                  =============

           PETER TEMMING AKTIENGESELLSCHAFT--SPECIALTY PULP BUSINESS
                     BALANCE SHEET AS PER DECEMBER 31, 1995

EQUITY AND LIABILITIES

                                                        DM             DM
                                                   -------------  -------------
A.EQUITY AND LIABILITIES
  I. Subscribed capital...........................  7,000,000.00
  II. Results from ordinary activities............    303,320.36   7,303,320.36
                                                   -------------
B.SPECIAL RESERVES FOR TAX PURPOSES...............                    58,701.00
C.ACCRUALS
  1. Accruals for pensions and similar
   obligations....................................    610,291.00
  2. Other accruals...............................  2,447,197.00   3,057,488.00
                                                   -------------
D.LIABILITIES
  1. Liabilities to banks.........................  8,655,788.00
  2. Trade payables...............................  2,916,838.06
  3. Payables to pension fund.....................    154,663.00
  4. Other liabilities............................ 15,679,226.53 of which taxes: DM 348,345.60
   of which relating to social security
   and similar obligations: DM 401,117.00
   of which affiliated companies: DM 14,434,359.35                27,406,515.59
                                                   -------------  -------------
                                                                  37,826,024.95
                                                                  =============

           PETER TEMMING AKTIENGESELLSCHAFT--SPECIALTY PULP BUSINESS

             INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1995

                                                      DM              DM
                                                 -------------  --------------
 1.Sales........................................                 87,015,212.18
 2.Increase in finished goods inventories and
    work in process.............................                  1,926,199.00
 3.Production for own plant equipment
    capitalized.................................                     37,298.00
 4.Other operating income.......................                    950,599.59
 5.Material cost
  Cost of raw materials, consumables and
   supplies and of purchased merchandise........                (53,445,177.00)
                                                                --------------
 6.Gross result.................................                 36,484,131.77
 7.Personnel expenses
  a)Wages and salaries.......................... 14,619,679.00
  b)Social security and other pension cost, of
      which in respect of old age pensions: DM
      95,587.00.................................  2,966,859.00  (17,586,538.00)
                                                 -------------
 8.Depreciation on intangible fixed assets and
    tangible assets.............................                 (1,924,734.00)
 9.Other operating expenses.....................                (16,388,790.41)
                                                                --------------
10.Operational result...........................                    584,069.36
11.Income from other investments and long term
    loans.......................................         80.00
12.Other interest and similar income............     13,328.00
13.Interest and similar expenses (mainly for
    liabilities to banks).......................   (294,157.00)
                                                 -------------
14.Financial result.............................                   (280,749.00)
                                                                --------------
15.Results from ordinary activities.............                    303,320.36
                                                                ==============

           PETER TEMMING AKTIENGESELLSCHAFT--SPECIALTY PULP BUSINESS

GENERAL MATTERS

  The cotton linter pulp division of Peter Temming Aktiengesellschaft (hereinafter Peter Temming AG) (the "Specialty Pulp Business") has historically been operated as one segment of several segments comprising Peter Temming AG. Under a letter of intention signed in January 1996, the assets and business comprising the Specialty Pulp Business, including the production plant in Gluckstadt, Germany, are to be purchased from Peter Temming AG by Buckeye Cellulose Corporation, Memphis, Tennessee, USA, respectively, by Buckeye Cellulose GmbH, Kappeln, Germany.

  The accompanying financial statements of the Specialty Pulp Business have been derived from the audited year end financial statements of Peter Temming AG, with the Specialty Pulp Business to be transferred being treated as a dependent permanent establishment. The financial statements include the assets, liabilities, revenues and expenses which are specifically identifiable with the Specialty Pulp Business as well as certain allocated expenses for shared services, including cash management activities. The expenses are allocated using formulas including estimates of effort expended and sales. The financial statements may not necessarily reflect the results of operations of the Specialty Pulp Business had it been operated as a standalone entity.

  No allocation or calculation of income and asset taxes have been undertaken. As a result, the income statement ends with the results from ordinary activities.

ACCOUNTING AND VALUATION METHODS

  The annual financial statements of the Specialty Pulp Business were prepared according to accounting and valuation regulations specified in the Commercial Code and the Aktiengesetz ("AktG") in the Federal Republic of Germany.

  Peter Temming AG provides a centralized cash management function. Many of the Specialty Pulp Business's disbursements and collections are settled through intercompany accounts; therefore, no statement of cash flows is presented.

  Intangible assets are capitalized at their acquisition cost reduced by ordinary amortization.

  Tangible fixed assets are recorded at acquisition cost reduced by ordinary depreciation. For personal computers and accessories a fixed value is established. The difference between depreciation permissible under the Commercial Code and under tax law regulations was recorded as special reserves for tax purposes.

  Declining depreciation rates are used for buildings in agreement with German tax regulations (par. 7 Abs. 5 EStG). The useful life of buildings generally ranges from 10 to 30 years; 40 years are applied for older buildings.

  The declining balance depreciation method is generally used for additions to technical equipment and machines as well as to other equipment, factory and office equipment, up to the year in which the straight line method results in higher depreciation charges.

  Depreciation of subsequent acquisition cost is applied using the adequate useful life.

  Movable, low value assets are expensed according to tax law regulations.

  Raw materials and supplies are capitalized at the lower of acquisition cost or current market prices valid at the balance sheet date. The acquisition cost for raw lint includes also the internal discharging fee.

  Work in process is valued at proportional manufacturing cost.

           PETER TEMMING AKTIENGESELLSCHAFT--SPECIALTY PULP BUSINESS

  Finished goods, sorted by product, are valued at the lower of actual manufacturing cost or net realizable value at the balance sheet date. Manufacturing costs include direct costs as well as appropriate manufacturing overhead and administrative expenses in relation to the manufacturing process.

  Receivables and other assets are recorded at their nominal value. All foreseeable valuation risk of trade accounts receivables and other assets are provided for via adequate specific allowances. The general credit risk is provided for via a general allowance taking specific conditions of different countries into account.

  The special reserve for tax purposes exclusively includes the difference between depreciation permissible under the Commercial Code and under tax regulations and will be released over the useful life of the assets concerned. The special reserve for tax purposes represents an allowance of fixed assets.

  Accruals take into account all recognizable risks. Direct pension payments are accrued for according to actuarial science principles based on an interest rate of 6%.

  Liabilities are recorded at the repayment value.

  Receivables and liabilities in a foreign currency (i.e. other than Deutsch mark) are valued at the exchange rate at year end. Losses resulting from fluctuations in exchange rates as of the transaction date and as of the balance sheet date are included in income.

EXPLANATION WITH RESPECT TO THE BALANCE SHEET

 Fixed Assets

  Intangible assets cover purchased software.

  Additions to tangible assets of (000) DM 1,557 reflect generally building cost for the expansion of the shipment stock, an out-building and other remodelings at the machine-house, of (000) DM 817 for a Yokogawa control-system, reconstruction to a scroll-cutter and other technical equipment and machines and of (000) DM 546 for other factory and office equipment.

 Current Assets

  Trade accounts receivables have been reduced by allowances of (000) DM 234. Other assets mainly represent receivables from tax authorities and receivables from an energy entity.

 Subscribed Capital

  The capital of the Specialty Pulp Business, derived from Peter Temming AG balance sheet, amounts to (000) DM 7,000.

 Profit on Ordinary Activities

  The 1995 profit on ordinary activities for the Specialty Pulp Business as a dependent permanent establishment amounts to (000) DM 303. Although the item is allocated as equity (retained earnings), it was assumed that the profits are to be distributed in full.

 Special Reserve for Tax Purposes

  The special reserve for tax purposes exclusively reflects depreciation in accordance with par. 6b EStG (Income tax law) which is in excess of depreciation under regulations of the Commercial Code.

  The release of the reserve will result in income taxes at a rate of 50% as far as profits will occur.

           PETER TEMMING AKTIENGESELLSCHAFT--SPECIALTY PULP BUSINESS

 Accruals

  The accrual for pension includes amounts as high as possible under tax regulations. A portion of pension obligations are due from a separate pension entity. Pension obligations are totally funded by assets of the pension entity and pension accruals.

  Other accruals primarily include waste water charges--(000) DM 1,090; obligations to employees--(000) DM 890; repair and maintenance--(000) DM 141; and open invoices of (000) DM 306.

 Liabilities

  Liabilities are made up as follows:

                                                            FALLING DUE
                                                   -----------------------------
                                      TOTAL AMOUNT LESS THAN 1  1-5  MORE THAN 5
                                        (000) DM      YEAR     YEARS    YEARS
                                      ------------ ----------- ----- -----------
   Liabilities to banks.............      8,656       6,459    2,197     --
   Trade payable....................      2,917       2,917      --      --
   Payables to pensions fund........        154         --       --      154
   Other liabilities................     15,679      15,679      --      --
                                         ------      ------    -----     ---
                                         27,406      25,055    2,197     154
                                         ======      ======    =====     ===

  Liabilities to banks are secured by mortgages of (000) DM 2,656 on company real estate.

EXPLANATIONS TO THE INCOME STATEMENT

  The income statement was classified applying the total cost method.

 Sales

  Sales are recorded without VAT. They include Specialty Pulp Business sales only.

  Total sales according to regions are as follows:

                                FOREIGN COUNTRIES FEDERAL REPUBLIC
                                      (DM)        OF GERMANY (DM)    TOTAL DM
                                ----------------- ---------------- -------------
      Specialty Pulp Business.    60,345,336.28    26,669,875.90   87,015,212.18

 Other operating income

  Other operating income primarily contains income from the reversal of other accruals of (000) DM 419, the release of the general allowance of (000) DM 200 and the profit on foreign exchange (000) DM 157.

  The position includes income amounting to (000) DM 748 relating to another business year.

 Depreciation

  Depreciation contains ordinary depreciation on intangible and tangible assets.

 Other operating expenses

  Other operating expenses mainly reflect expenses from sideline business repair and maintenance expenses, waste and waste water charges, administration and operating expenses as well as rent and lease expenses, other administrative cost, travel expenses, provisions, freight and insurance expenses.

           PETER TEMMING AKTIENGESELLSCHAFT--SPECIALTY PULP BUSINESS

 Other Remarks

Average number of employees working for the company during the business year:

                                                                       1995 1994
                                                                       ---- ----
      Hourly employees................................................ 109  108
      Salaried employees..............................................  49   48
                                                                       ---  ---
                                                                       158  156
                                                                       ===  ===

BOARD OF DIRECTORS:

Michael Steinbeis (chairman)
Franz Stimmel
Gerhard Wanko

Gluckstadt, April 18, 1996

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alpha Cellulose Holdings, Inc. and Subsidiaries

  We have audited the accompanying consolidated balance sheet of Alpha Cellulose Holdings, Inc. and subsidiaries (the "Company") as of December 31, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alpha Cellulose Holdings, Inc. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          Deloitte & Touche LLP

February 29, 1996

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       DECEMBER 31,  MARCH 31,
                                                           1995        1996
                                                       ------------ -----------
                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................... $   186,386  $   110,891
  Receivables:
    Trade.............................................   5,675,744    6,660,999
    Related parties (Note 8)..........................      60,000       61,000
    Other.............................................       6,749       15,429
  Inventory (Note 3)..................................  14,910,692   16,608,688
  Prepaid expenses and other assets...................     163,500      442,597
  Deferred income tax (Note 6)........................     594,000      780,000
                                                       -----------  -----------
      Total current assets............................  21,597,071   24,679,604
                                                       -----------  -----------
Property, plant and equipment, net (Note 4)...........  27,391,460   27,395,557
Intangible assets, net (Note 5).......................   4,528,386    4,214,100
                                                       -----------  -----------
      Total assets.................................... $53,516,917  $56,289,261
                                                       ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term obligations (Note 7)... $ 7,122,053  $ 9,236,579
  Accounts payable....................................   1,951,302    1,160,131
  Accrued expenses....................................   2,935,802    3,239,912
  Income tax payable..................................     146,327      562,827
                                                       -----------  -----------
      Total current liabilities.......................  12,155,484   14,199,449
                                                       -----------  -----------
Long-term obligations (Notes 7 and 8).................  28,089,544   28,104,556
Deferred income tax (Note 6)..........................   4,135,000    3,993,000
Commitments (Note 9)
Stockholders' equity:
  Common stock, $.01 par value, 1,000,000 shares
   authorized and outstanding.........................      10,000       10,000
  Preferred stock, $.01 par value, 50,000 shares
   authorized and outstanding.........................         500          500
  Paid-in capital.....................................   3,989,500    3,993,475
  Retained earnings...................................   5,136,889    5,988,281
                                                       -----------  -----------
      Total stockholders' equity......................   9,136,889    9,992,256
                                                       -----------  -----------
      Total liabilities and stockholders' equity...... $53,516,917  $56,289,261
                                                       ===========  ===========

                See notes to consolidated financial statements.

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                         THREE MONTHS ENDED
                                          YEAR ENDED          MARCH 31,
                                           DECEMBER    ------------------------
                                           31, 1995       1995         1996
                                          -----------  -----------  -----------
                                                       (UNAUDITED)  (UNAUDITED)
Sales.................................... $54,850,902  $14,077,753  $14,726,579
  Less allowances........................  (4,516,483)  (1,176,311)  (1,534,007)
                                          -----------  -----------  -----------
    Net sales............................  50,334,419   12,901,442   13,192,572
Cost of sales............................  35,477,777    7,988,781   10,348,757
                                          -----------  -----------  -----------
    Gross profit.........................  14,856,642    4,912,661    2,843,815
Selling and administrative expenses......   4,084,565    1,420,703      847,868
                                          -----------  -----------  -----------
    Operating income.....................  10,772,077    3,491,958    1,995,947
                                          -----------  -----------  -----------
Other income (expense):
  Interest income (Note 8)...............       7,077        2,435        1,293
  Interest expense (Note 8)..............  (3,265,474)    (807,535)    (780,564)
  Trucking income, net...................      31,465       16,469      (15,697)
  Miscellaneous, net.....................    (445,651)         438      (25,605)
                                          -----------  -----------  -----------
    Total other expense..................  (3,672,583)    (788,193)    (820,573)
                                          -----------  -----------  -----------
Income before income taxes...............   7,099,494    2,703,765    1,175,324
Provision for income taxes (Note 6)......   2,682,000    1,022,000      323,982
                                          -----------  -----------  -----------
Net income............................... $ 4,417,494  $ 1,681,765  $   851,392
                                          ===========  ===========  ===========


                See notes to consolidated financial statements.

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                           COMMON  PREFERRED  PAID-IN    RETAINED
                            STOCK    STOCK    CAPITAL    EARNINGS     TOTAL
                           ------- --------- ---------- ----------  ----------
Balance, January 1, 1995.. $ 9,700   $500    $3,929,800 $  961,437  $4,901,437
  Common stock, 30,000
   shares issued..........     300               59,700                 60,000
  Dividends...............                                (242,042)   (242,042)
  Net income..............                               4,417,494   4,417,494
                           -------   ----    ---------- ----------  ----------
Balance, December 31,
 1995..................... $10,000   $500    $3,989,500 $5,136,889  $9,136,889
  Net income (unaudited)..                                 851,392     851,392
  Other capital
   transactions
   (unaudited)............                        3,975                  3,975
                           -------   ----    ---------- ----------  ----------
Balance, March 31, 1996
 (unaudited).............. $10,000   $500    $3,993,475 $5,988,281  $9,992,256
                           =======   ====    ========== ==========  ==========



                See notes to consolidated financial statements.

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         THREE MONTHS ENDED
                                          YEAR ENDED          MARCH 31,
                                         DECEMBER 31,  ------------------------
                                             1995         1995         1996
                                         ------------  -----------  -----------
                                                       (UNAUDITED)  (UNAUDITED)
OPERATING ACTIVITIES:
Net income.............................  $ 4,417,494   $1,531,266     $851,392
Adjustments to reconcile net income to
 net cash provided by (used in)
 operating activities:
  Depreciation and amortization........    2,961,534      722,180      889,611
  Deferred income tax..................      146,000       36,830     (328,000)
  Net loss on disposal of assets.......      445,850          --           --
  Provision for bad debts..............       75,000          --           --
  Changes in operating assets and
   liabilities:
    Receivables........................     (970,274)  (1,404,853)    (994,935)
    Inventory..........................   (6,514,711)    (930,644)  (1,697,996)
    Prepaid expenses and other assets..      174,304        1,556     (279,097)
    Accounts payable...................     (582,958)  (1,389,606)    (791,171)
    Accrued expenses and income tax
     payable...........................      163,238    1,116,010      720,610
                                         -----------   ----------   ----------
Net cash provided by (used in)
 operating activities..................      315,477     (317,261)  (1,629,586)
                                         -----------   ----------   ----------
INVESTING ACTIVITIES:
Proceeds from sale of equipment........      119,747          --           --
Receipts/Payments related to
 acquisition of Alpha Cellulose, Inc...      636,084      (16,800)         --
Purchases of equipment.................   (2,082,335)    (208,354)    (579,422)
                                         -----------   ----------   ----------
Net cash used in investing activities..   (1,326,504)    (225,154)    (579,422)
                                         -----------   ----------   ----------
FINANCING ACTIVITIES:
Borrowings on line of credit, net......    2,097,487          --     2,490,321
Proceeds from issuance of stock........       60,000          --           --
Principal payments on long-term
 obligations...........................   (1,449,198)    (101,661)    (360,783)
Dividends paid to shareholders.........     (242,042)         --           --
Other capital transactions.............          --           --         3,975
                                         -----------   ----------   ----------
Net cash provided by financing
 activities............................      466,247     (101,661)   2,133,513
                                         -----------   ----------   ----------
Net decrease in cash and cash
 equivalents...........................     (544,780)    (644,076)     (75,495)
Cash and cash equivalents, beginning of
 period................................      731,166      731,166      186,386
                                         -----------   ----------   ----------
Cash and cash equivalents, end of
 period................................  $   186,386   $   87,090   $  110,891
                                         ===========   ==========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
Cash paid during the year for:
  Interest (net of amount capitalized).  $ 3,736,792
                                         -----------
  Income taxes.........................  $ 2,401,917
                                         ===========

                See notes to consolidated financial statements.

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         YEAR ENDED DECEMBER 31, 1995

1. BASIS OF PRESENTATION

  Alpha Cellulose Holdings, Inc. ("Holdings") was incorporated in the State of Delaware on July 11, 1994 through the issuance of 50,000 shares of preferred stock and 970,000 shares of common stock for $2,970,000 in cash, note receivable of $60,000 and property with a fair value of $910,000.

  On August 7, 1994, Holdings acquired all of the outstanding capital stock of Alpha Cellulose, Inc. ("Alpha") in a business combination for an aggregate purchase price of $42,352,105 (the "Acquisition"). The Acquisition was funded as follows:

      Exchange of stock............................................ $ 3,940,000
      Borrowings on revolving line of credit.......................   5,366,940
      Borrowings on term loan......................................  23,000,000
      Borrowings on subordinated notes.............................   9,000,000
      Noncompete agreement.........................................   1,045,165
                                                                    -----------
                                                                    $42,352,105
                                                                    ===========

  The Acquisition has been accounted for in accordance with the purchase method of accounting and the accompanying consolidated financial statements of the Company reflect the purchase price allocated to assets acquired and liabilities assumed based on their fair values as of the acquisition date. The fair values of assets and liabilities were based on independent appraisals and estimates by management. The following is a summary of the purchase price allocation as of the date of acquisition:

      Current assets............................................... $17,093,737
      Property, plant and equipment................................  28,336,547
      Intangible assets............................................   6,001,005
      Liabilities assumed..........................................  (9,079,184)
                                                                    -----------
          Total purchase price..................................... $42,352,105
                                                                    ===========

  All goodwill resulting from the purchase is being amortized over 40 years. The noncompete asset is being amortized over the three year life of the agreement.

  In 1995, $636,084 was received in settlement of certain contingent obligations existing at the acquisition date. Accordingly, goodwill has been reduced by $636,084 to reflect this settlement.

  Operations--Alpha is the leading worldwide manufacturer of cotton pulp used by specialty papermills in the production of a variety of fine writing and other specialty papers.

2. SIGNIFICANT ACCOUNTING POLICIES:
  a. Principles of Consolidation--The consolidated financial statements include the accounts of Alpha Cellulose Holdings, Inc. and its wholly-owned subsidiaries Alpha and Alpha Cellulose Exports, Inc. All intercompany balances and transactions have been eliminated.

  b. Unaudited Financial Statements--In the opinion of management, the Consolidated Statements of Income and the Consolidated Statements of Cash Flows for the three months ended March 31, 1995 and 1996 and the Consolidated Balance Sheet as of March 31, 1996 include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and Results of Operations and Cash Flows for the period then ended in accordance with generally accepted accounting principles.

  c. Statement of Cash Flows--For the purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks and investments in money market accounts.

  d. Inventory--Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Obsolete and possible excess quantities are reduced to estimated net realizable value.

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

  e. Property, Plant and Equipment--Additions and improvements are capitalized at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on both straight-line and accelerated methods for financial statement and income tax purposes over the following useful lives:

      Land improvements...........................................   10-30 years
      Leasehold improvements......................................    5-10 years
      Buildings................................................... 10-31.5 years
      Machinery and equipment.....................................    3-20 years

  f. Intangible Assets--Intangible assets consist primarily of goodwill resulting from the purchase of Alpha Cellulose, Inc. and a noncompete agreement with a former officer of the Company. The goodwill is being amortized over 40 years and the noncompete agreement over the three year term of the agreement.

  g. Deferred Income Taxes--Deferred income taxes are accounted for in accordance with Statement of Financial Standards ("SFAS") No. 109, accounting for income taxes. Deferred income taxes (benefits) are provided on temporary differences between the financial statement carrying values and the tax bases of assets and liabilities.

  h. Environmental Remediation and Compliance--Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, costs of ongoing monitoring programs and similar costs. Such costs are expensed as incurred.

  i. Employee Benefit Costs--Alpha has a cash option thrift plan [401(k)] which covers substantially all employees. The Company matches employee contributions to the plan up to 5% of the employee's gross compensation. Thrift plan costs charged to operations were $229,764 for 1995.

  j. Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVENTORY

  Inventory consists of the following:

                                                        DECEMBER 31,  MARCH 31,
                                                            1995        1996
                                                        ------------ -----------
                                                                     (UNAUDITED)
      Supplies......................................... $   623,055  $   694,228
      Raw materials....................................  10,823,700   11,563,768
      Finished goods...................................   3,463,937    4,350,692
                                                        -----------  -----------
          Total inventory.............................. $14,910,692  $16,608,688
                                                        ===========  ===========

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment, at cost, consists of the following at December 31, 1995:

                                                                       1995
                                                                    -----------
      Land and improvements........................................ $ 1,298,652
      Leasehold improvements.......................................      72,641
      Buildings....................................................   6,058,911
      Machinery and equipment......................................  22,313,951
      Construction in progress.....................................     848,282
                                                                    -----------
                                                                     30,592,437
      Less accumulated depreciation and amortization...............  (3,200,977)
                                                                    -----------
      Property, plant and equipment, net........................... $27,391,460
                                                                    ===========

5. INTANGIBLE ASSETS

  Intangible assets consist of the following at December 31, 1995 and are related to the purchase of Alpha by Holdings on August 7, 1994 (see Note 1).

                                                                        1995
                                                                     ----------
      Goodwill...................................................... $3,361,117
      Noncompete agreement..........................................  1,045,165
      Deferred financing fees.......................................    936,514
      Other.........................................................     22,125
                                                                     ----------
                                                                      5,364,921
      Less accumulated amortization.................................   (836,535)
                                                                     ----------
      Intangible assets, net........................................ $4,528,386
                                                                     ==========

  Amounts are being amortized using straight-line and effective interest methods over lives ranging from 3 to 40 years.

6. INCOME TAXES

  The components of the income tax provision for the year ended December 31, 1995 are as follows:

      Current:
        Federal..................................................... $2,022,000
        State.......................................................    514,000
                                                                     ----------
          Total current.............................................  2,536,000
                                                                     ----------
      Deferred:
        Federal.....................................................    116,000
        State.......................................................     30,000
                                                                     ----------
          Total deferred............................................    146,000
                                                                     ----------
          Total provision for income taxes.......................... $2,682,200
                                                                     ==========

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

  The approximate tax effect on each of the temporary differences that gave rise to the Company's net deferred income tax liability at December 31, 1995 under SFAS 109 are as follows:

      Current deferred income tax (assets) liabilities:
        Deferred compensation....................................... $ (262,000)
        Inventory capitalization....................................   (119,000)
        Accrued liabilities.........................................   (213,000)
                                                                     ----------
      Current deferred income tax asset............................. $ (594,000)
                                                                     ==========
      Noncurrent deferred income tax (assets) liabilities:
        Depreciation................................................ $  694,000
        Property, plant and equipment purchase price adjustments....  3,532,000
        Amortization of noncompete agreement........................   (136,000)
        Other.......................................................     45,000
                                                                     ----------
      Noncurrent deferred income tax liability...................... $4,135,000
                                                                     ==========

  A reconciliation between anticipated income taxes, computed at the statutory federal income tax rate applied to pretax accounting income, and the provision for income taxes included in the consolidated statements of income for the year ended December 31, 1995 is as follows:

      Anticipated income taxes at the statutory federal rate........ $2,414,000
      State income taxes, net of federal tax benefit................    375,000
      Amortization of goodwill......................................     37,000
      Meals and entertainment.......................................      8,000
      Foreign sales corporation income tax benefit..................   (168,000)
      Other, net....................................................     16,000
                                                                     ----------
      Provision for income taxes.................................... $2,682,000
                                                                     ==========

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

LONG-TERM OBLIGATIONS

  Long-term obligations consist of the following at December 31, 1995:

                                                                       1995
                                                                    -----------
      Term loan; the term loan is with a commercial bank and bears interest at a variable rate of the greater of the prime
       rate (8.5% at December 31, 1995), base CD rate (5.68% at
       December 31, 1995) plus 1%, or the federal funds effective rate (5.38% at December 31, 1995) plus 1.25%. The Company
       has the option to convert any term loan exclusive of the
       revolving line of credit to a eurodollar loan for three to six month periods. The interest rate for the applicable
       period is the LIBOR plus 2.75%. All eurodollar loans are to be made net of regularly scheduled debt service payments
       that fall within the eurodollar loan period. Payments are
       due quarterly in amounts ranging from $250,000 to $375,000 in 1996, plus accrued interest. The loan is secured by all assets of the Company......................................  $21,970,867
      Subordinated notes; the subordinated notes are with
       shareholders of the Company and bear interest at 9.25% with interest payable semi-annually on May 25 and November 25 of each year. Principal amounts are due in two equal
       installments of $4,500,000 on November 25, 2003 and 2004...    9,000,000
      Revolving line of credit; the revolving line of credit is
       with a commercial bank and allows borrowings of up to
       $7,000,000 but not to exceed 80% of eligible receivables
       plus 50% of eligible inventory. Borrowings bear interest at a variable rate based on the greater of the prime rate
       (8.5% at December 31, 1995), base CD rate (5.68% at
       December 31, 1995) plus 1%, or the federal funds effective rate (5.38% at December 31, 1995) plus 1.25%. Interest is
       payable on the first business day of January, April, July
       and October of each year. During 1995, the line of credit
       was modified to reflect monthly net cash receipts
       (disbursements) as reductions from (additions to) the
       outstanding balance. The line of credit expires August 8,
       1997.......................................................    3,347,484
      Noncompete agreement; the noncompete agreement is with a
       former officer of the Company. The agreement requires the
       Company to make monthly payments of $33,333 (includes
       interest) through January 1998. Interest was imputed at a
       rate of 9.2% on the outstanding balance....................      587,278
      Note payable; the note payable was established for the
       purchase of a warehouse. The note bears interest at a rate of 6.5% and is payable in monthly installments of $9,000
       through February 1998......................................      215,968
      Note payable--related party; the note payable--related party was established to revalue certain property and equipment
       to its fair value at the acquisition date. The note bears
       interest at a rate of 8% and is payable in August 2001.....       90,000
                                                                    -----------
          Total obligation........................................   35,211,597
          Less current portion....................................    7,122,053
                                                                    -----------
          Total long-term obligations.............................  $28,089,544
                                                                    ===========

                ALPHA CELLULOSE HOLDINGS, INC. AND SUBSIDIARIES

  The term loan and the revolving line of credit are subject to terms and conditions of a credit agreement, which provides for certain covenants. At December 31, 1995, the Company was in compliance with, or had obtained waivers from, all covenants. In addition, the credit agreement provides for a mandatory prepayment of the loans (including accrued interest) to be made within 90 days after year-end, contingent upon the results of certain financial ratios. At December 31, 1995, $1,941,000 was included in the current portion of long-term obligations relating to such mandatory prepayment.

  Principal payments on long-term obligations, excluding deferred compensation amounts, are due as follows:

             1996......................... $ 7,122,053
             1997.........................   2,579,635
             1998.........................   3,265,857
             1999.........................   4,250,000
             2000.........................   4,500,000
             Thereafter...................  13,494,052
                                           -----------
                                           $35,211,597
                                           ===========

8. RELATED-PARTY TRANSACTIONS

  At December 31, 1995, there were outstanding notes receivable from a director and an employee of the Company for $60,000. Interest earned from these notes receivable during the year ended December 31, 1995 totaled approximately $5,000.

  At December 31, 1995, there was an outstanding note payable to an officer of the Company for $90,000. Interest expense related to the note payable for the year ended December 31, 1995 totaled approximately $7,500.

  The Company paid management fees to an owner of the Company of approximately $203,000 for the year ended December 31, 1995.

9. COMMITMENTS

  At December 31, 1995, the Company had outstanding purchase commitments of $8,200,000 to purchase cotton linters and other raw materials.

                              * * * * * * * * * *

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
Company History...........................................................   15
The 1996 Acquisitions.....................................................   15
The Company Stock Repurchase and The Related Transactions.................   16
Use of Proceeds...........................................................   17
Capitalization............................................................   18
Unaudited Pro Forma Consolidated Financial Data...........................   19
Selected Consolidated Financial Data......................................   25
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   27
Business..................................................................   32
Management................................................................   42
Principal Stockholders....................................................   44
Certain Relationships and Related Transactions............................   45
Description of Certain Indebtedness.......................................   46
Description of the Notes..................................................   49
Underwriting..............................................................   76
Legal Matters.............................................................   77
Experts...................................................................   77
Available Information.....................................................   77
Incorporation of Certain Documents by Reference...........................   78
Index to Financial Statements.............................................  F-1

$100,000,000


BUCKEYE CELLULOSE CORPORATION


  % SENIOR SUBORDINATED
 NOTES DUE 2008


                                     LOGO

SALOMON BROTHERS INC

MERRILL LYNCH & CO.



PROSPECTUS

DATED            , 1996

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of the expenses of the issuance and distribution of the securities being registered other than underwriting compensation, all of which are estimates with the exception of the Securities and Exchange Commission fee and the National Association of Securities Dealers, Inc. fee and all of which will be paid by the Company:

      Securities and Exchange Commission registration fee........... $   34,483
      National Association of Securities Dealers, Inc. fee..........     10,500
      Blue sky fees and expenses (including attorneys' fees and
       expenses)....................................................     14,950
      Printing and engraving expenses...............................    264,000
      Trustee's fees and expenses...................................     12,000
      Accounting fees and expenses..................................    158,400
      Legal fees and expenses.......................................    388,750
      Miscellaneous expenses........................................    116,917
                                                                     ----------
       Total........................................................ $1,000,000
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Amended and Restated Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

  In that regard, the Amended and Restated Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  In the Underwriting Agreement, the proposed form of which is filed as
Exhibit 1.1 hereto, the Underwriters will agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16. EXHIBITS.

  (a) EXHIBITS:

      1.1  Form of Underwriting Agreement*
      3.1 Amended and Restated Certificate of Incorporation of the Registrant, as amended through November 20, 1995**
      3.2  Amended and Restated By-laws of the Registrant**
      4.1  Form of Indenture*
      4.2  Specimen Note**
      5.1  Opinion and consent of Kirkland & Ellis*
     10.1 Asset Purchase Agreement dated as of March 16, 1993 by and between the Registrant and The Procter & Gamble Cellulose Company.***
     10.2 Management Stock Subscription Agreement and the Addendum thereto dated March 22, 1994 by and between the Registrant and Robert E.
           Cannon.****
     10.3 Management Stock Subscription Agreement and the Addendum thereto dated March 22, 1994 by and between the Registrant and David B.
           Ferraro.****
     10.4 Management Stock Subscription Agreement and the Addendum thereto dated March 22, 1994 by and between the Registrant and Herman P. van
           Eck.****
     10.5 Management Stock Subscription Agreement and the Addendum thereto dated March 22, 1994 by and between the Registrant and George B.
           Ellis.****
     10.6  1994 Incentive Stock Option Plan for Management Employees of The
           Buckeye Cellulose Corporation dated March 22, 1994.****
     10.7 Incentive Stock Option Subscription Agreement dated March 22, 1994 by and between the Registrant and Robert E. Cannon.****
     10.8 Incentive Stock Option Subscription Agreement dated March 22, 1994 by and between the Registrant and David B. Ferraro.****
     10.9 Incentive Stock Option Subscription Agreement dated March 22, 1994 by and between the Registrant and Herman P. van Eck.****
     10.10 Incentive Stock Option Subscription Agreement dated March 22, 1994 by and between the Registrant and George B. Ellis.****
     10.11 Stockholder Agreement dated March 22, 1994 by and between the
           Registrant, Madison Dearborn Capital Partners L.P. and each of the named "Executives."****
     10.12 Registration Agreement and the Addendum thereto, dated March 22,
           1994 by and between the Registrant, Madison Dearborn Capital
           Partners L.P. and the named "Executives."****
     10.13 Pulp Supply Agreement dated as of March 16, 1993 by and between
           Buckeye Florida, Limited Partnership and The Procter & Gamble Paper
           Company. Certain portions of the Agreement have been omitted and filed separately with the Commission pursuant to an Application for Confidential Treatment dated October 30, 1995, as supplemented on
           November 14, 1995 and November 21, 1995.**
     10.14 Timberlands Agreement dated as of March 16, 1993 by and between Buckeye Florida, Limited Partnership and The Procter & Gamble
           Company. Certain portions of the Agreement have been omitted and filed separately with the Commission pursuant to an Application for Confidential Treatment dated October 30, 1995, as supplemented on
           November 14, 1995 and November 21, 1995.**

     10.15 Timber Purchase Agreement dated as of March 16, 1993 by and between
           Buckeye Florida, Limited Partnership and The Procter & Gamble
           Company. Certain portions of the Agreement have been omitted and filed separately with the Commission pursuant to an Application for Confidential Treatment dated October 30, 1995, as supplemented on
           November 14, 1995 and November 21, 1995.**
     10.16 1994 Incentive Stock Option Plan for Management Employees of Buckeye
           Florida Corporation.**
     10.17 Amended and Restated Registration Agreement by and among the Registrant, Madison Dearborn Capital Partners, L.P. and the named
           "Executives."**
     10.18 Umbrella Agreement dated January 18, 1996 by and among Peter Temming
           AG--Specialty Pulp Business, Peter Temming AG, Steinbeis Temming
           Papier GmbH and Steinbeis Temming Papier GmbH & Co.*****
     10.19 Asset Purchase Agreement dated as of March 16, 1993 between Buckeye
           Florida, Limited Partnership and The Procter & Gamble Cellulose
           Company. The Registrant agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to the Agreement upon request by the Commission.**
     10.20 Agreement of Limited Partnership of Buckeye Florida, Limited
           Partnership dated as of March 16, 1993 between Buckeye Acquisition
           Corporation and The Procter & Gamble Cellulose Company.**
     10.21 1995 Management Stock Option Plan of the Registrant.**
     10.22 1995 Incentive and Nonqualified Stock Option Plan for Management
           Employees of the Registrant.**
     10.23 Form of Management Stock Option Subscription Agreement.**
     10.24 Form of Stock Option Subscription Agreement.**
     10.25 Indenture dated as of May 27, 1993 between the Registrant and Bankers Trust Company.***
     10.26 First Supplemental Indenture, dated as of November 21, 1995 between the Registrant and Bankers Trust Company to Indenture dated as of May 27, 1993.******
     10.27 Indenture dated as of November 28, 1995 between the Registrant and Union Planters National Bank.*
     10.28 Credit Agreement dated as of November 28, 1995 among the Registrant, certain subsidiaries of the Registrant, Fleet Bank of Massachusetts, N.A., SunTrust Bank, Central Florida N.A. and the other lenders party thereto.******
     10.29 Stock Purchase Agreement dated April 26, 1996 among the Registrant,
           Stonebridge Partners Equity Fund, L.P., Alpha Cellulose Associates
           I, L.P., Alpha Cellulose Associates II, L.P., Stonebridge Partners
           Management, L.P., as nominee for P&C Venture Corp. and Dawkes
           Corporation, John P. Flanagan, Michael M. Brown, Janice S. Valenta,
           John F. Manning, Ken L. Wilcox, Albert A. Bounds, Jr., Ralph Bolin,
           Charles P. Oxendine and James R. Israelson.******
     10.30 The Formula Plan for Non-Employee Directors.******
     10.31 Amendment No. 1 to Credit Agreement dated as of April 25, 1996 among the Registrant, certain subsidiaries of the Registrant, Fleet Bank of Massachusetts, N.A., SunTrust Bank, Central Florida N.A. and the other lenders party thereto.******
     10.32 Company Stock Repurchase Agreement dated as of June 3, 1996 between
           BKI Investment Corp. and Madison Dearborn Capital Partners,
           L.P.******
     12.1  Computation of Ratio of Earnings to Fixed Charges+
     21.1  Subsidiaries of the Registrant******

     23.1 Consent of Ernst & Young LLP
     23.2 Consent of Dipl.-Ing. Wolf Gadecke, Wirtschaftsprufer
     23.3 Consent of Deloitte & Touche LLP
     23.4 Consent of Kirkland & Ellis (included in opinion filed as Exhibit
          5.1)*
     24.1 Powers of attorney (included in signature page)+
     25.1 Statement of Eligibility of Trustee (separately bound)*

- --------
     *To be filed by amendment.
    **Incorporated by reference to the Registrant's Registration Statement on
     Form S-1, File No. 33-97836, as filed with the Securities and Exchange Commission on October 6, 1995 and as amended on October 30, 1995 and November 21, 1995.
   ***Incorporated by reference to the Registrant's Registration Statement on
     Form S-1, File No. 33-60032, as filed with the Securities and Exchange Commission on March 25, 1993 and as amended on April 7, 1993, May 4, 1993 and May 17, 1993.
  ****Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1994.
 *****Incorporated by reference to the Registrant's Current Report on Form 8-K dated May 2, 1996.
******Incorporated by reference to the Registrant's Registration Statement on
     Form S-3, File No. 333-     , as filed with the Securities and Exchange
     Commission on June 4, 1996.

     +Previously filed.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MEMPHIS, STATE OF TENNESSEE, ON JUNE 10, 1996.

                                          Buckeye Cellulose Corporation

                                               /s/ Robert E. Cannon
                                          By: _________________________________
                                                     Robert E. Cannon
                                            Chief Executive Officer, Chairman
                                                of the Board and Director

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED ON JUNE 10, 1996, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED WITH RESPECT TO BUCKEYE CELLULOSE CORPORATION:

                 SIGNATURE                                     TITLE
                 ---------                                     -----


          /s/ Robert E. Cannon              Chief Executive Officer, Chairman of the
___________________________________________   Board and Director (Principal Executive
             Robert E. Cannon                 Officer)

                     *                      President, Chief Operating Officer and
___________________________________________   Director (Principal Financial Officer)
             David B. Ferraro

                     *                      Comptroller (Principal Accounting Officer)
___________________________________________
             David H. Whitcomb

                     *                      Director
___________________________________________
             Samuel M. Mencoff

                     *                      Director
___________________________________________
             Justin S. Huscher

                     *                      Director
___________________________________________
                Red Cavaney
                     *                      Director
___________________________________________
               Henry Frigon
                     *                      Director
___________________________________________
              Harry Phillips

   /s/ Robert E. Cannon

*By: ____________________________

        Robert E. Cannon

        Attorney-in-Fact

                                GRAPHIC APPENDIX

     The inside front cover page of the Prospectus contains a series of multi-colored pictures of certain end-use applications of specialty cellulose pulps produced by the Company. The pictures depict: (i) a baby wearing a disposable diaper which contains a core comprised of absorbent cellulose pulps; (ii) an automotive air filter manufactured from customized paper pulps; (iii) motion picture and photographic film manufactured from chemical cellulose pulps; (iv) an individual writing on stationery produced from customized paper pulps; (v) a dessert cup of ice cream which contains thickening ethers produced from chemical cellulose pulps; and (vi) a child eating a hot dog with casing purified and strengthened by chemical cellulose pulps. Across the top of the inside front cover page are the words "END-USE APPLICATIONS OF BUCKEYE CELLULOSE CORPORATION PRODUCTS."

     The inside back cover page of the Prospectus contains a series of multi-colored pictures of the Company's Memphis, Tennessee headquarters building, its Perry, Florida manufacturing facility and its Memphis, Tennessee manufacturing facility. First, a ground-level view of the headquarters building is depicted, with the words "MEMPHIS HEADQUARTERS" beneath. Second, an aerial view of the Perry manufacturing facility is depicted, with the words "FOLEY PLANT" beneath. Third, an aerial view of the Memphis manufacturing facility is depicted, with the words "MEMPHIS PLANT" beneath.